
10015573



SHANGRI-LA
ASIA LIMITED

Stock code: 69

2009 ANNUAL REPORT

TABLE OF CONTENTS

2 Corporate Information
3 Financial Highlights
4 Chairman's Statement 2009
6 Directors and Company Secretary
10 Senior Management
14 Management Discussion and Analysis
- 14 Performance Review
- 19 Corporate Debt and Financial Conditions
- 20 Treasury Policies
- 21 Investment Properties Valuations
- 21 Financial Assets Held for Trading – Trading Securities
- 22 Development Programmes
- 23 Acquisitions and Disposals
- 24 Management Contracts
- 25 Prospects
- 25 Corporate Social Responsibility
- 27 Human Resources

28 Corporate Governance Report
36 Report of the Directors
69 Independent Auditor's Report
71 Consolidated Balance Sheet
72 Balance Sheet
73 Consolidated Income Statement
74 Consolidated Statement of Comprehensive Income
75 Consolidated Statement of Changes in Equity
77 Consolidated Cash Flow Statement
78 Notes to the Consolidated Financial Statements
164 Five Year Summary

CORPORATE INFORMATION

As at 17 March 2010

BOARD OF DIRECTORS

Executive Directors

Mr KUOK Khoon Ean
(Chairman and Chief Executive Officer)
Mr LUI Man Shing (Deputy Chairman)
Mr Madhu Rama Chandra RAO

Non-Executive Directors

Mr HO Kian Guan
Mr KUOK Khoon Loong, Edward
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr Timothy David DATTELS*
Mr WONG Kai Man, BBS, JP*
Mr Michael Wing-Nin CHIU*
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

REMUNERATION COMMITTEE

Mr KUOK Khoon Ean (Chairman)
Mr Alexander Reid HAMILTON
Mr WONG Kai Man, BBS, JP

AUDIT COMMITTEE

Mr Alexander Reid HAMILTON (Chairman)
Mr HO Kian Guan
Mr WONG Kai Man, BBS, JP

COMPANY SECRETARY

Ms TEO Ching Leun

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

REGISTERED ADDRESS

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

PRINCIPAL SHARE REGISTRAR

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

BRANCH SHARE REGISTRAR IN HONG KONG

Tricor Abacus Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

KEY DATES

Closure of Registers of Members
24 May 2010 to 26 May 2010, both dates inclusive

ANNUAL GENERAL MEETING

26 May 2010

PAYMENT OF 2009 FINAL DIVIDEND#

7 June 2010

STOCK CODE

The Stock Exchange of Hong Kong Limited
00069

\# *Subject to shareholders' approval of the final dividend at the Annual General Meeting*

Company's website: www.shangri-la.com
Financial information: www.ir.shangri-la.com

FINANCIAL HIGHLIGHTS

	2009 US$ Million	2008 US$ Million	2009/2008 % Change	2007 US$ Million	2006 US$ Million	2005 US$ Million
Consolidated						
Sales	1,230	1,353	-9%	1,219	1,003	842
EBITDA	295	489	-40%	442	350	265
Profit attributable to equity holders of the Company	255	166	54%	341	202	151
Dividends	45	89	-50%	100	76	65
Total equity	4,545	4,251	7%	4,185	2,975	2,630
Net assets attributable to the Company's equity holders	4,230	3,953	7%	3,882	2,699	2,381
Net borrowings to total equity ratio	40.6%	34.5%	-18%	20.5%	41.0%	33.0%
Earnings per share (in US cents)	8.89	5.76	54%	12.76	7.97	6.14
Dividends per share (in HK cents)	12.00	24.00	-50%	27.00	23.00	20.00
Net assets per share attributable to the Company's equity holders (in US dollars)	1.47	1.37	7%	1.35	1.05	0.94
Net assets (total equity) per share (in US dollars)	1.57	1.47	7%	1.45	1.16	1.04

SEGMENT RESULTS

(Details of 2009 and 2008 are disclosed in Note 5 to the consolidated financial statements included in this report)


US$ Million
105
333
286
214
165
2009
2008
2007
2006
2005
Hong Kong
Malaysia
Thailand
Mainland China
The Philippines
Other countries
Singapore
Japan
Hotel management

TOTAL EQUITY


US$ Million
4,545
4,251
4,185
2,975
2,630

EARNINGS PER SHARE


US Cents
8.89
5.76
12.76
7.97
6.14

CHAIRMAN'S STATEMENT 2009

On behalf of the Board I am pleased to present the Annual Report of Shangri-La Asia Limited covering the financial year 2009.

2009 started on a weak note with most of our hotels operating at lower occupancy levels and reduced revenues when compared to the previous year. Overall visitor arrivals and travel spending in the region remained depressed throughout the first half of the year, as was also the case for meetings, incentives and entertainment activities resulting in a significant drop in food and beverage revenues. However towards the middle of Q3 and up to the end of the year our hotels benefited from a pick up in the leisure and business travel sector across the region whilst our food and beverage outlets benefited from the increase spending by the domestic sector.

Group revenue declined in 2009 to US$1,230,033,000 (2008: US$1,353,271,000) despite the opening of 5 new hotels: S'La Tokyo, S'La Boracay, S'La Maldives, S'La Wenzhou and S'La Ningbo. As a result of lower occupancies in most of our hotels and coupled with the start up losses incurred by new hotels that opened in the past two years, operating profit dropped to US$51,348,000 (2008: US$163,165,000) underscoring the severity of the weak economy in the first nine months of the year.

There were significant exceptional items in 2009's financial statements mostly attributable to fair value gains of investment properties in several of our subsidiaries and associate companies amounting to US$271.3 million as well as provisions for impairment losses on S'La Tokyo and the aborted S'La New York project totaling some US$59.8 million. After accounting for exceptional items, net profit attributable to shareholders in 2009 registered US$255.5 million (2008: US$165.9 million).

Earnings per share amounted to US8.89 cents per share (2008: US5.76 cents per share).

A final dividend of HK$0.06 per ordinary share has been proposed for FY 2009. Together with the interim dividend of HK$0.06 per ordinary share the total dividend for FY2009 will be HK$0.12 per ordinary share.

The Group operated 65 hotels at the end of 2009 with equity invested in 47 hotels, 1 under operating lease and 17 hotels under management. As a result of the severe credit tightening by banks, the three projects under management in Chicago, Miami and Los Angeles stalled due to a lack of funding and we elected to withdraw from these projects.

The first two months in 2010 has seen marked improvements in operating performance in many of our hotels compared to the same period last year and whilst forward bookings across the Group remain healthy, there continues to be uncertainty in the outlook for the second half of the year.

We have opened one hotel (S'La Guilin) so far this year and plan to open another 4 hotels by the end of 2010.

The subsequent 3 to 4 years will see the addition of another 35 new hotels, of which half will be equity invested and half under management. These additions will add 26 new destinations in the Asia Pacific, China, Canada, Europe and Central Asia to the existing 53 cities in which the Group currently operates.

Apart from the development of our new hotels, the Group will continue to build on our Corporate Social Responsibility initiatives with particular focus on assisting and supporting projects that benefit the communities in which we operate. I am very pleased to see the enthusiastic engagement of our staff in these Corporate Social Responsibility programmes.

I would like to thank the Management and staff for their enduring hard work and dedication throughout what has been a most challenging year for the Group. I also wish to thank my fellow Board members for their valuable guidance and support throughout.



KUOK Khoon Ean
Chairman

17 March 2010

DIRECTORS AND COMPANY SECRETARY

EXECUTIVE DIRECTORS



KUOK Khoon Ean
Aged 54, Chairman and Chief Executive Officer

Mr KUOK has been the Chairman and the Chief Executive Officer of the Company since April 2008 and June 2009, respectively. He is also a Director of a number of companies within the Shangri-La Asia Group as well as of several listed companies: SCMP Group Limited (listed on The Stock Exchange of Hong Kong Limited ("HKSE")), The Bank of East Asia, Limited (listed on the HKSE), The Post Publishing Public Company Limited (listed on the Stock Exchange of Thailand ("Thai-SE")), Shangri-La Hotel Public Company Limited ("SHPCL") (listed on the Thai-SE) and Wilmar International Limited (listed on the Singapore Exchange Securities Trading Limited ("SGX-ST")). Mr KUOK is also a Director of Kerry Group Limited and Kerry Holdings Limited, substantial shareholders of the Company. He holds a Bachelor's degree in Economics from Nottingham University. He is the cousin of Mr KUOK Khoon Loong, Edward and Ms TEO Ching Leun.



LUI Man Shing
Aged 66, Deputy Chairman

Mr LUI was appointed as an Executive Director of the Company in March 2002 and was elected as the Deputy Chairman of the Company in March 2007. He is a Director of a number of companies within the Shangri-La Asia Group. He is the Vice Chairman of SHPCL (listed on the Thai-SE) and was the Managing Director of SHPCL from February 2007 to February 2009. He is also a Director of Kerry Holdings Limited, a substantial shareholder of the Company.



Madhu Rama Chandra RAO
Aged 58, Executive Director

Mr RAO was appointed in December 2008. He joined Shangri-La International Hotel Management Limited in May 1988 as Group Financial Controller. He was appointed as Chief Financial Officer of the Company in 1997. He is a Director of a number of companies within the Shangri-La Asia Group. He was previously with a leading chartered accountancy practice in Mumbai, India for 17 years, including 12 years as partner. Mr RAO graduated from the University of Mumbai and is a fellow member of the Institute of Chartered Accountants of India.

NON-EXECUTIVE DIRECTORS



HO Kian Guan
Aged 64, Non-Executive Director

Mr HO was appointed in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (listed on the Bursa Malaysia Securities Berhad ("BMSB")) and Keck Seng Investments (Hong Kong) Limited (listed on the HKSE). Mr HO is a Director of Parkway Holdings Limited (listed on the SGX-ST). He resigned as a Director of SHPCL (listed on the Thai-SE), a subsidiary of the Company, on 2 March 2010. He is the brother of Mr HO Kian Hock.



KUOK Khoon Loong, Edward
Aged 57, Non-Executive Director

Mr KUOK was redesignated as Non-Executive Director of the Company in June 2009. He was previously the Chairman, the President and the Chief Executive Officer of the Company, the Chairman of Kerry Properties Limited (listed on the HKSE) and a Director of Allgreen Properties Limited (listed on the SGX-ST). He is also a Director of a number of companies within the Shangri-La Asia Group, and the Vice Chairman of Kerry Holdings Limited, a substantial shareholder of the Company, and the Chairman of Shang Properties, Inc. (listed on the Philippine Stock Exchange, Inc. ("PSE")). He has a Master's degree in Economics from the University of Wales. Mr KUOK is the cousin of Mr KUOK Khoon Ean and Ms TEO Ching Leun.



Roberto V. ONGPIN
Aged 73, Non-Executive Director

Mr ONGPIN was appointed in August 2003. He is also the Deputy Chairman of SCMP Group Limited, listed on the HKSE, and the Chairman of PhilWeb Corporation, Atok-Big Wedge Co., Inc. and ISM Communications Corporation, Director of Petron Corporation, Araneta Properties, Inc. and San Miguel Corporation, all of which are listed on the PSE. He is a Director of Forum Energy PLC (listed on the AIM of London Stock Exchange). He is also the Chairman of the following companies: Acentic GmbH (Germany), Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation and Developing Countries Investment Corp. He retired as Director of Philex Mining Corporation in December 2009, which is listed on the PSE. Prior to 1979, Mr ONGPIN was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

DIRECTORS AND COMPANY SECRETARY

INDEPENDENT NON-EXECUTIVE DIRECTORS



Alexander Reid HAMILTON

Aged 68, Independent Non-Executive Director

Mr HAMILTON was appointed in November 2001. He is an Independent Non-Executive Director of a number of companies including CITIC Pacific Limited, China COSCO Holdings Company Limited and Esprit Holdings Limited (all listed on the HKSE), JF China Region Fund, Inc. (a USA registered closed end fund quoted on the New York Stock Exchange). He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Directors. He was a Partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr HAMILTON is the Chairman of the Board's Audit Committee.



Timothy David DATTELS

Aged 52, Independent Non-Executive Director

Mr DATTELS was appointed in February 2004. Mr DATTELS is currently a Partner for TPG Capital, L.P., based in San Francisco with a focus on Asian investing. He serves as a Director of Parkway Holdings Limited (listed on the SGX-ST) and Sing Tao News Corporation Limited (listed on the HKSE). He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.



WONG Kai Man, BBS, JP

Aged 59, Independent Non-Executive Director

Mr WONG was appointed in July 2006. He is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of the HKSE from 1999 to 2003. He was appointed as a Non-Executive Director of the Securities and Futures Commission in May 2009. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005. He is also a Director of SUNeVision Holdings Ltd. (listed on the Growth Enterprise Market of the HKSE) and SCMP Group Limited and China Construction Bank Corporation, both listed on the Main Board of the HKSE. He obtained his Bachelor of Science degree in Physics from the University of Hong Kong and Master of Business Administration degree from the Chinese University of Hong Kong.



Michael Wing-Nin CHIU
Aged 65, Independent Non-Executive Director

Mr CHIU was appointed in June 2007. Mr CHIU is currently the Owner, the President and the Chairman of Prima Donna Development Corporation, Prima Hotels Corporation and several wholly owned companies focused on the development, ownership and management of hotels and other real estate assets and interests in California and Oregon. He has extensive experience in the hotel and the real estate industries. Prior to settling in the United States in 1975, Mr CHIU held various management positions in a number of hotels in London, Seattle, Singapore, Penang, Fiji, Las Vegas, San Francisco, some of which are part of the Shangri-La Asia Group. Mr CHIU obtained his Bachelor of Science in Hotel Administration in 1966 from Cornell University and is a graduate of the Lausanne Hotel School.



HO Kian Hock
Aged 62, Alternate Director

Mr HO was appointed as an Alternate Director to Mr HO Kian Guan in November 2004. He is the Deputy Executive Chairman of Keck Seng Investments (Hong Kong) Limited (listed on the HKSE) and Managing Director of Keck Seng (Malaysia) Berhad (listed on the BMSB). He is an Alternate Director of Parkway Holdings Limited (listed on the SGX-ST). He is the brother of Mr HO Kian Guan.

COMPANY SECRETARY



TEO Ching Leun
Aged 49, Company Secretary

Ms TEO was appointed as the Company Secretary of the Company in March 2008. She is a Director of a number of companies within Shangri-La Asia Group. Ms TEO holds an LL.B. (Honours) Degree from the National University of Singapore and an LL.M. Degree in Laws from the University of London. She is a Solicitor qualified in Hong Kong and has been admitted as a Solicitor of the Supreme Court of England and Wales and as an Advocate & Solicitor of the Supreme Court of Singapore. Ms TEO is the cousin of Mr KUOK Khoon Ean and Mr KUOK Khoon Loong, Edward.

SENIOR MANAGEMENT



Chief Operating Officer

Mr Greg DOGAN, aged 45, was previously Vice President and General Manager of Makati Shangri-La, Manila following his post as Regional Vice President – China, in Shanghai. He was formerly Area Manager and General Manager based at Shangri-La Hotel, Dalian. He has also held senior management posts at Shangri-La Hotel, Jakarta and Shangri-La's Mactan Resort and Spa, Cebu. Prior to joining Shangri-La Asia Group in 1997, Mr DOGAN held managerial positions at luxury hotels in Spain, Dubai and China. He is a director of a number of companies within Shangri-La Asia Group.



Group Financial Controller

Mr S.S. MOHAN RAM, aged 59, was previously Vice President – Finance, following a position as Regional Financial Controller for hotels in Singapore, Thailand, Indonesia and Myanmar. Mr MOHAN RAM joined the Shangri-La Asia Group in 1989 as Director of Finance for China World Hotel, Traders Hotel and Trade Center Restaurants, Beijing. Previously, he spent 15 years with a leading luxury hotel group in India, culminating in a position as Controller of Accounts, northern India region. He is a fellow member of the Institute of Chartered Accountants of India.



Chief Information Officer

Mr Anand RAO, aged 51, has been Chief Information Officer of the Shangri-La Asia Group since 1989, except for a few years as Chief Executive Officer of Kerry Technology Limited, the Kuok Group's IT investment arm. Before joining the Shangri-La Asia Group, Mr RAO was a partner of a firm of chartered accountants in Bombay. He is a graduate from the Indian Institute of Technology, Mumbai and holds an MBA from the Indian Institute of Management, Ahmedabad. He is also a fellow member of the Institute of Chartered Accountants of India.



Group Director of Sales and Marketing

Mr Kent ZHU, aged 46, was formerly Vice President – China as well as Vice President – Sales and Marketing for China hotels. He began his career with the Shangri-La Asia Group as Deputy Director of Sales at China World Hotel and Traders Hotel, Beijing, in 1989 and served as Director of Sales and Marketing in several other leading hotels in the Group. He is a Director of a number of companies within Shangri-La Asia Group.



Group Director of Food and Beverage

Mr Jean Michel OFFE, aged 53, was previously Resident Manager of Shangri-La Hotel, Bangkok. As Executive Assistant Manager, Food and Beverage of Shangri-La Hotel, Singapore, he was a key contributor to repositioning the hotel and its new food and beverage concept. Before joining the Shangri-La Asia Group in 1993, Mr OFFE spent more than 10 years with InterContinental Hotels as Executive Chef in many of its deluxe properties including those in Dubai, Oman and Indonesia.



Group Director of Rooms

Ms Caroline CHEAH, aged 53, was previously Executive Assistant Manager – Rooms at Island Shangri-La, Hong Kong, and held Hotel Manager positions at Pudong Shangri-La, Shanghai and Shangri-La Hotel, Beijing. She joined the Shangri-La Asia Group in 1994. She also held a wide variety of operational posts with the Westin Stamford & Westin Plaza in her home country of Singapore.

SENIOR MANAGEMENT



Group Director of Engineering

Mr Harold LEE, aged 52, was previously Regional Director of Engineering based in Singapore. He joined the Shangri-La Asia Group in 1995. His previous experience covers four years in public sports facility maintenance with the Singapore Sports Council and five years in engineering contracting. He is formally trained in mechanical engineering and holds a master degree in property and maintenance management.



Group Director of Human Resources

Ms June NG, aged 53, joined the Shangri-La Asia Group in February 2009. Previously, she had held senior human resources management positions with various organizations including DBS Bank, Standard Chartered Bank, CitiBank and Bayer, in the United Kingdom, Canada and her native Hong Kong. She holds two master degrees, one in business administration and the other in professional development.



Group Director of Projects

Mr LUI Sau Shun, aged 51, joined the Shangri-La Asia Group in April 2009 and is responsible for the project management of new hotel developments. Prior to taking up the current position, Mr LUI was the Project Director of Kerry Development (China) Limited, wholly owned subsidiary of Kerry Properties Limited. Mr LUI has over 20 years of experience in the project management profession, and is qualified as an Authorized Person and Registered Structural Engineer in Hong Kong.



Group Director of Planning & Design

Mr Nelson CHU, aged 52, joined the Shangri-La Asia Group in 2004. Prior to taking up his current position, Mr CHU was the Chief Architect of Kerry Properties (HK) Limited, wholly owned subsidiary of Kerry Properties Limited. Mr CHU has over 28 years of experience of planning and designing large scale development projects worldwide. He is members of Hong Kong Institute of Architects, Royal Institute of British Architects, AP(List 1), PRC Class 1 Reg Architect, APEC Architect and holds degrees in BA(AS) and BArch(Dist) (HKU) as well as a master degree in MSc(Econ) (London U). He was awarded Commonwealth Scholar in the United Kingdom in 1985 and Outstanding Young Architect in Hong Kong in 1991.

MANAGEMENT DISCUSSION AND ANALYSIS

1. PERFORMANCE REVIEW

The Group's main business comprises the ownership, operation and management of hotels. It also has ownership interests in investment properties i.e. office properties, serviced apartments and commercial properties. The Group also manages hotels for third party owners. Hotel operations continued to be the Group's main source of revenue and operating profits. The luxury hotel market in Asia, in particular Mainland China, continues to be the Group's main focus.

The Group continues its planned roll-out of new hotels. A total of seven hotels opened for business during the year; four hotels being subsidiaries of the Group, one hotel under operating lease and two hotels managed for third party owners.

As at 31 December 2009, the Group has equity interest in 49 operating hotels (2008: 45) comprising 24,432 available guest rooms (2008: 23,309) including the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN") which were not managed by the Group. The 202-room Shangri-La Hotel, Tokyo ("Shangri-La Tokyo") is operating under a medium term operating lease.

Results of the Group's hotels during the year were materially affected by the stresses experienced by the global financial markets which triggered a global economic crisis. With the USA and European economies in recession and rising global unemployment, both luxury leisure travel and business travel have declined substantially. The outbreak of the H1N1 (Swine Flu) in the second quarter further discouraged travel.

Contribution from the Group's investment properties reflected a mixed trend, with office and commercial properties generally stable or increasing yields and the serviced apartments generally experiencing decline in yields.

(a) Revenues

Hotel Operation

On an unconsolidated basis, room revenues accounted for over 50% while food and beverage revenues accounted for over 43% of the total revenues from hotel operation. Room revenues and food and beverage revenues decreased by 21% and 5% to US$740.1 million and US$645.2 million, respectively.

Key performance indicators of the Group on an unconsolidated basis are:

Country	2009 Weighted Average			2008 Weighted Average		
	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)
The People's Republic of China						
Hong Kong	**64**	**248**	**157**	72	292	206
Mainland China	**52**	**128**	**66**	57	161	91
Singapore	**66**	**179**	**120**	76	227	174
Malaysia	**58**	**124**	**79**	65	125	88
The Philippines	**67**	**150**	**96**	75	163	119
Japan	**38**	**480**	**175**	N/A	N/A	N/A
Thailand	**32**	**145**	**70**	49	168	79
Other countries	**59**	**115**	**65**	64	120	72
Subsidiaries and Associates	**55**	**145**	**81**	62	171	106

Note: The weighted average room yields ("RevPAR") of hotels under renovation has been computed by excluding the number of rooms under renovation.

MANAGEMENT DISCUSSION AND ANALYSIS

Comments on performance by geography:

The People's Republic of China

Hong Kong

The two Shangri-La hotels recorded a decrease in weighted average room rate and weighted average RevPAR of 14% and 24%, respectively. Weighted average occupancy decreased by 10 percentage points. The two hotels commenced their guestrooms renovation programme in the second half of 2009 with expected completion in 2010.

Hotel JEN recorded a RevPAR decrease of 17%.

Mainland China

All the hotels recorded a decline in RevPAR with the exception of the Shangri-La hotels in Beihai, Chengdu, Huhhot and Xian which registered an increase by 33%, 24%, 44% and 19%, respectively. The four Beijing hotels suffered most due to substantial decline in business travel coupled with the over supply of hotel rooms in the city. RevPAR decreased between 38% to 57%. The lobby lounge and guestrooms renovation at the Shangri-La Hotel, Wuhan was completed in March 2010. Guestrooms renovation at the Shangri-La Hotel, Dalian and at the River Wing of the Shangri-La Hotel, Pudong, was substantially completed by end of 2009. Major renovation at the Shangri-La Hotel, Beihai commenced around the year end and is expected to complete in early 2011.

The 409-room Shangri-La Hotel, Wenzhou (a 75% owned hotel) and the 564-room Shangri-La Hotel, Ningbo (a 95% owned hotel) opened for business on 2 March 2009 and 21 August 2009, respectively.

The 449-room Shangri-La Hotel, Guilin (a wholly owned hotel) opened for business on 9 March 2010 bringing the total numbers of operating hotels on the Mainland to 27.

Singapore

Weighted average RevPAR decreased by 31% mainly due to decrease in weighted average room rate by 21%.

Philippines

Weighted average RevPAR for the Group's hotels decreased in 2009 influenced by the declines in RevPAR of the Makati Shangri-La, Manila and Shangri-La's Mactan Resort & Spa, Cebu, and the opening of the 219-room Shangri-La's Boracay Resort & Spa, the Philippines ("Shangri-La Boracay") on 2 March 2009 whose performance was adversely affected by a weak market environment and the unexpected temporary closure of the airport in Caticlan.

Malaysia

Overall, weighted average RevPAR decreased by 10% largely due to the decrease in RevPAR by 32% of the Shangri-La Hotel, Kuala Lumpur. Guestrooms renovation at the hotel which commenced in April 2008 was fully completed in November 2009. Golden Sands Resort, Penang which also completed its guestrooms renovation in November 2009, recorded a marginal decrease in RevPAR of 2%. Despite the decrease in leisure arrivals to the country, Shangri-La's Rasa Ria Resort, Kota Kinabalu recorded an increase of RevPAR by 3%.

Thailand

The performance of the Group's hotels was adversely affected by the global financial crisis, the extensive renovations at the Shangri-La Hotel, Bangkok and the political uncertainty in Thailand. Overall weighted average RevPAR of the two hotels in the country decreased by 11%.

Japan

The performance of the 202-room Shangri-La Tokyo was adversely affected by the weak market conditions both domestically and globally.

Fiji, Indonesia, Maldives and Myanmar

Performance of the Traders Hotel, Yangon continued to improve, supported by an increase in average room rates and an increase in occupancy. RevPAR of the Shangri-La Hotel, Jakarta recorded a decrease mainly due to a decrease in average room rates. Likewise, Shangri-La's Fijian Resort & Spa, Yanuca, Fiji Islands recorded a decrease in RevPAR. Shangri-La's Villingili Resort & Spa, Maldives ("Shangri-La Maldives") (a 70% owned hotel) opened for business on 26 July 2009. This resort comprises 142 spacious stand-alone villas which are steadily gaining international acceptance and recognition.

Hotel Management

Except for the Hotel JEN and the Portman, all the other 47 hotels in which the Group has equity interest together with Shangri-La Tokyo are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM"). The 119-room Shangri-La Hotel, Vancouver in Canada opened for business on 24 January 2009 and the 301-room Traders Hotel, Qaryat Al Beri, Abu Dhabi in United Arab Emirates opened for business on 1 August 2009. As at 31 December 2009, SLIM had hotel management agreements in respect of 17 operating hotels (5,881 available rooms) owned by third parties. Overall weighted average RevPAR of these 17 hotels decreased by 4%.

Due to the poor performance of the hotels, SLIM recorded a 28% fall in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

In June 2009, SLIM signed a new hotel management agreement for a 400-room hotel in Moscow. In November 2009, it signed a new hotel management agreement for a 292-room Traders Hotel, Puteri Harbour, Iskandar, Malaysia. These two hotels will open for business in 2013 and 2012, respectively. SLIM also signed another new hotel management agreement for a 469-room Shangri-La Hotel, Chongqing in Mainland China in February 2010. This hotel is scheduled to open for business in late 2011.

MANAGEMENT DISCUSSION AND ANALYSIS

Property Rentals

The Group's serviced apartments registered a decrease in yields ranging from 4% in the Shanghai Centre to 66% in Bangkok. The commercial spaces owned by the Group's investment properties in Beijing recorded increase in yields ranging from 6% to 8%.

In terms of office spaces, save for the yields in Singapore (which decreased by 4%) and Bangkok (which decreased by 7%), all the other properties recorded increase in yields. Notably, the office tower at the Shangri-La Centre, Chengdu in Mainland China recorded an increase in yields of 75%.

The office tower in Ulaanbaatar, the Republic of Mongolia in which the Group has 51% equity interest and the office tower in Qingdao, Mainland China (a wholly owned property) commenced business in June 2009 and July 2009, respectively.

(b) Segment Results

Details of the segment information are provided in Note 5 to the consolidated financial statements included in this annual report. Net profit attributable to equity holders of the Company from hotel operation decreased materially by US$202 million due to the poor performance of the hotel portfolio. Losses were reported in respect of the Philippines, Japan and Maldives due to the net loss of the Shangri-La Boracay, Shangri-La Tokyo and Shangri-La Maldives in their first year of operation. Net contribution from investment properties decreased by US$7.1 million. Overall segment results (profit after tax) for the year showed an improvement over those reported in the interim results for 2009 as the business environment in the last quarter of the year improved.

(c) Consolidated Profits

At the subsidiary level, the gross profit margin of the hotels was down by 4 percentage points mainly due to decrease in room revenues, while the gross profit margin for the properties was down by 3 percentage points. Net charge of other non-operating items before tax and share of non-controlled interests included under "Other losses" for the year was US$25.7 million. Important constituents included a provision for impairment loss on projects and in respect of the Shangri-La Tokyo of US$39.2 million, US$11.5 million fair value losses on interest-rate swap contracts, provision for impairment loss in respect of properties for sale of US$7.3 million, provision for income tax arising from shareholding restructure of an associate of US$5 million; and after partial offset by the fair value gains on investment properties of US$29.1 million and unrealized gains on financial assets held for trading of US$11.1 million. The properties for sale were originally acquired for the exchange of building usage rights for the Shangri-La Hotel, Paris. In comparison, there was a charge for non-operating items of US$94.7 million in 2008. Importantly, the operating profits for 2008 were also favourably affected by exchange gains of US$50.6 million due to the appreciation of the Renminbi and other Asian currencies against the United States dollar in the first three quarters. The exchange gain for the current year was only US$4.8 million. As borrowing rates continued to stay at the lowest level in recent years, interest expenses after capitalization decreased by US$8.6 million during 2009.

In terms of associates, share of profit after tax for the year included a net credit of US$248.1 million for fair value gains of investment properties and after offset by a provision for impairment loss for the development project in New York of US$24.8 million. In 2008, net charge for share of non-operating items was US$1.1 million.

2. CORPORATE DEBT AND FINANCIAL CONDITIONS

At the corporate level, the Group executed three bilateral unsecured bank loan agreements during the year totaling HK$1,650 million (approximately US$212.9 million) with a maturity of 3 years and a 5-year HK$600 million (approximately US$77.4 million) bilateral unsecured bank loan agreement. These loan agreements were executed for project financing as well as refinancing of loans matured during the year and those maturing in 2010.

At the subsidiary level, the subsidiaries in Mainland China executed the following unsecured bank loan agreements:

- Eleven loan agreements totaling RMB1,804.1 million (approximately US$264.2 million) with a maturity of 5 years.
- A 5-year US$40 million loan agreement.
- A 6-year RMB160 million (approximately US$23.4 million) loan agreement.
- Extended a loan agreement of RMB50 million (approximately US$7.3 million) for a year.

The subsidiaries in Malaysia executed one 3-year and one 4-year unsecured bank loan agreements totaling Malaysian Ringgit 72 million (approximately US$21.1 million). A subsidiary in Thailand executed a 5-year bank loan agreement of Thai Baht 800 million (approximately US$24 million) secured by the hotel site and constructions in Chiangmai. The wholly owned subsidiary in Japan executed a 3-year unsecured bank loan agreement of Japanese Yen 2,000 million (approximately US$21.7 million). A subsidiary in Maldives executed a 7-year US$50 million secured project loan agreement with the International Finance Corporation, Washington.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the financial year.

The net borrowings (total of bank loans and overdrafts less cash and cash equivalents) to total equity ratio increased from 34.5% as at 31 December 2008 to 40.6% as at 31 December 2009.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2009 is as follows:

	Maturities of Borrowings Contracted as at 31 December 2009 Repayment				
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans – unsecured	170.0	1,012.9	77.4	–	1,260.3
Project bank loans and overdrafts					
– secured	51.7	9.6	33.9	12.5	107.7
– unsecured	47.4	248.5	797.5	48.3	1,141.7
Total	**269.1**	**1,271.0**	**908.8**	**60.8**	**2,509.7**
Undrawn but committed facilities					
Bank loans and overdrafts	146.5	–	320.0	–	466.5

MANAGEMENT DISCUSSION AND ANALYSIS

Subsequent to the year end and up to the date of this report, a 5-year bilateral unsecured bank loan agreement of US$120 million was executed at the corporate level. The subsidiary in France executed a 3-year unsecured bank loan agreement of Euro 25 million (approximately US$34 million).

The currency-mix of the borrowings and cash and bank balances as at 31 December 2009 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	1,069.6	285.0
In United States dollars	678.0	77.5
In Renminbi	435.1	229.9
In Singapore dollars	–	15.1
In Philippine Pesos	61.3	13.2
In Malaysian Ringgit	50.5	5.7
In Thai Baht	6.0	18.1
In Fiji dollars	–	5.2
In Euros	144.2	2.8
In Japanese Yen	65.0	9.2
In Maldive Rufiyaa	–	0.4
In Mongolia Tugrik	–	3.0
In other currencies	–	0.2
	2,509.7	**665.3**

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

Details of financial guarantees, contingencies and other charges as at 31 December 2009 are disclosed in Note 36 to the consolidated financial statements included in this report.

3. TREASURY POLICIES

Treasury policies aimed at minimizing interest and currency risk have been consistently followed by the Group:

(a) Minimize Interest Risk

Intragroup financing between subsidiaries in Mainland China by way of entrusted loan agreements through local banks amounted to RMB15 million (approximately US$2.2 million) as at 31 December 2009. The Group is currently arranging new entrusted loans to finance development of its new projects in Mainland China.

The Group has also endeavoured to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest-rate swap contracts. No new contracts were executed during the year. As at 31 December 2009, the Group had outstanding contracts for a total value of HK$4,760 million (approximately US$614.2 million) at fixed interest rates ranging between 4.28% and 4.63% per annum and US$100 million at a fixed interest rate of 4.70% per annum. The interest cover continues through January 2014. Taking into account these interest-rate swap contracts and the Renminbi borrowings, the Group has fixed its interest liability on 46% of its borrowings outstanding as at 31 December 2009. Contracts with a total principal value of HK$1,300 million (approximately US$167.7 million) will mature by end of March 2010.

(b) **Minimize Currency Risk**

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, the Philippines, Singapore, Malaysia, Thailand and Japan derive their revenues (and most of the expenses associated therewith) in local currencies. The Group's hotels are quoting room tariffs in the local currency in view of the general appreciation of the Asian currencies against United States dollars. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in United States dollars.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover. During the year, a subsidiary in Thailand executed a short term forward exchange contract of US$15 million between Thai Baht and United States dollars maturing August 2010 to hedge against a short term intragroup loan with the same principal amount.

4. INVESTMENT PROPERTIES VALUATIONS

Investment properties of subsidiaries and associates continue to be stated at fair value. Following the amendments of the Hong Kong Accounting Standard for investment properties, certain associates have also engaged independent firms of professional valuers to assess the fair value of properties under development being constructed for future use as investment properties. All changes in the fair value of investment properties (including those under construction) from one balance sheet date to the next are reported in the income statement. The Group's share of the excess of the fair value over their book value (after provision for deferred tax expenses) of US$271.3 million was credited to the consolidated income statement during the year.

Investment properties are stated at professional valuations carried out by the following independent firms of professional valuers as at 31 December 2009:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Savills Valuation and Professional Services Limited	: For properties in Mainland China
CB Richard Ellis Limited	: For properties in the Republic of Mongolia
Colliers International Consultancy & Valuation (Singapore) Pte Ltd and Knight Frank Pte Ltd.	: For properties in Singapore
W.M. Malik & Kamaruzaman	: For properties in Malaysia

5. FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The investment portfolio remained unchanged during the year. Following a rebound in the stock market, the Group recorded net unrealized fair value gains of US$11 million (both before and after share of non-controlling interests) and dividend income of US$0.4 million (both before and after share of non-controlling interests).

MANAGEMENT DISCUSSION AND ANALYSIS

6. DEVELOPMENT PROGRAMMES

Shangri-La Hotel, Guilin in Mainland China opened for business on 9 March 2010. Construction work on the following projects is on-going:

	Group's interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotel in Mainland China				
Shangri-La Hotel, Manzhouli	100%	201	16	Mid 2011
Hotels in other countries				
Shangri-La Hotel, Paris, France	100%	101	–	Late 2010
Shangri-La Hotel, Vienna, Austria	Operating lease	207	–	Late 2010
Shangri-La Hotel, Ulaanbaatar, the Republic of Mongolia	75%	252	6	2012
Other projects and composite developments				
China World Trade Center Phase III – Grand Tower (with China World Summit Wing), Beijing	40.19%	278	130	Mid 2010
Kerry Parkside Shanghai Pudong (with Kerry Hotel Pudong, Shanghai)	23.20%	574	182	Late 2010
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	523	12	2012
Jing An Kerry Centre (with Jing An Shangri-La), Shanghai	49%	518	45	2012

The Group's wholly owned subsidiaries have acquired land use rights in several provincial cities in Mainland China including Sanya, Qinhuangdao and Qufu (acquired during the year), and Malé in the Maldives for hotel development. The Group is reviewing the development scale and roll-out schedule of these projects.

The Group also has equity interest in the following projects and land use rights have been acquired in the respective cities for new development projects:

: 20% interest in a composite development in Nanchang City, Mainland China.

: 35% interest in a composite development in Tangshan City, Mainland China (Details of the changes of the joint venture during the year are set out in the following section headed "Acquisitions and Disposals").

: 55% interest in a composite development in Nanjing City, Mainland China (Details of the changes of the joint venture during the year are set out in the following section headed "Acquisitions and Disposals").

: 40% interest in a composite development in the Bonifacio Global City located at Taguig, Metro Manila, the Philippines.

The Group is reviewing the development plan of these projects with the respective joint venture partners.

The Group has also carried out design and concept planning for a 214-room Shangri-La Hotel at London Bridge Tower, London in the United Kingdom. The hotel under operating lease is scheduled to be opened for business in 2012.

In view of the prevailing economic environment in the United States of America and after considering the exposure to financial risk of the investment, the Group together with the major shareholder of the joint venture decided to pull out from the joint venture of which the Group has a 25.9% interest in a company which owns a 75% interest in the project companies which own a piece of land in the Midtown Manhattan, New York. A provision of US$24.8 million was charged to the income statement representing the balance of the contributed capital and its share of outstanding capital commitments on contracts already executed.

The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of the associates for all the projects and other renovations involving fund commitments, including the new joint venture project under item 7 (f) below, is currently estimated at US$1,443 million which included US$182 million guarantees to be executed by the Group in favour of bank loans granted to associates.

7. ACQUISITIONS AND DISPOSALS

(a) Tangshan City, Mainland China

The Group and the other joint venture parties (respective subsidiaries of Kerry Properties Limited ("KPL") and Allgreen Properties Limited ("Allgreen") (both being connected persons to the Company), and Kuok Brothers Sdn. Bhd. ("KB")) formed a consortium and jointly won the bids at the open bidding to acquire the land use rights of three sites in Tangshan City in Mainland China in 2008. On 15 January 2009, the joint venture parties entered into a cancellation agreement to relinquish the land use rights and shared a total penalty of RMB21 million (approximately US$3.1 million). On 11 February 2009, the same joint venture parties successfully won the bids at another open bidding to acquire the land use rights of two sites in the same city and entered into a new master joint venture agreement relating to the establishment of joint venture for the acquisition, holding and development of the land sites and terminated the original master joint venture agreement. The maximum total investment under the new joint venture shall be RMB2,136 million (approximately US$312.5 million) and the Group's 20% share is approximately US$62.5 million. The designated use of the sites includes a hotel.

On 11 May 2009, the joint venture parties entered into a novation deed pursuant to which KB shall transfer and novate to the Group all of its 15% rights, title and interests under and in the new master joint venture agreement and the joint bid agreement, including the part of the land deposit of RMB35,850,000 (approximately US$5.2 million) already contributed by KB and its share of the penalty paid for the cancellation of the previous land bid for a cash consideration of HK$45 million (approximately US$5.8 million). The transactions were completed in July 2009. The Group's interest in the joint venture increased to 35% and its share of the total maximum investment amount increased to RMB747.6 million (approximately US$109.5 million).

MANAGEMENT DISCUSSION AND ANALYSIS

(b) **Nanjing City, Mainland China**

On 8 May 2009, the independent shareholders of the Company approved the connected transaction under which the Group and the other joint venture parties KPL and Allgreen entered into a novation deed pursuant to which Allgreen shall transfer and assign to the Group all of its 15% rights, title and interests under and in the master joint venture agreement relating to the joint venture for the acquisition, holding and development of land in Nanjing City in Mainland China, including Allgreen's share of the deposit paid for the land use rights. The transaction was completed in the same month following the approval from the local bureau of land and resources. The Group's interest in the joint venture increased to 55% and its share of the total maximum investment amount increased to RMB825 million (approximately US$120.8 million).

(c) **Mactan, the Philippines**

In June 2009, the Group completed the connected transactions to acquire from Kerry Holdings Limited ("KHL") (the controlling shareholder of the Company) and Shang Properties, Inc. ("SPI") (an associate of KHL) 93.95% economic interests and related loans in certain Philippines property holding companies which own the land sites where the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan") is built and to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort Inc. ("MSH") (previously an indirect wholly owned subsidiary of the Company which owns the Shangri-La Mactan). The Group paid a net cash consideration of approximately US$20.8 million and the fair value of the companies acquired was approximately US$26.8 million. Following the completion of the acquisition and the restructuring, the Group has 93.95% equity interest in MSH and an economic interest of 93.95% in each of the Philippines property holding companies. The Group has significant influence in the acquired Philippines property holding companies and they are treated as associates of the Group.

(d) **Qufu City, Mainland China**

On 29 July 2009, the Group entered into a sale and purchase agreement with KPL pursuant to which the Group will acquire the entire equity interest in a wholly owned subsidiary of KPL which owns a piece of land at the Qufu City in Mainland China at a cash consideration of approximately HK$51.1 million (approximately US$6.6 million). This acquisition transaction was completed in September 2009.

(e) **Shangri-La Hotel, Changchun, Mainland China**

Details of the connected transactions are disclosed in Note 42(c) to the audited consolidated financial statements included in this report.

(f) **New Joint Venture Project, Mainland China**

Details of the connected transaction are disclosed in Note 42(d) to the audited consolidated financial statements included in this report.

8. MANAGEMENT CONTRACTS

As at the date of this report, the Group has 17 management agreements in respect of operating hotels owned by third parties and the Group has management agreements on hand for development of 12 new hotels. The development projects are located in Doha (Qatar) (2 hotels), Toronto, Seychelles, Bangalore (2 hotels), Mumbai, Macau (2 hotels), Moscow, Chongqing (Mainland China) and Iskandar (Malaysia).

The Group adjusts its development plans from time to time. The Group continues to review proposals it receives for management opportunities and intends to secure management agreements for third party owned hotels that do not require capital commitments in locations/cities which it considers to be of long-term strategic interest.

9. PROSPECTS

There continues to be a concern on the continuing turmoil in the world financial markets with the recent financial crisis in Dubai and Greece. The global economic situation continues to pose challenges to the hotel industry across the world.

While the outlook for the Group's hotels is more positive for 2010 than the performance recorded in 2009, some of the key cities in which the Group operates e.g. Beijing, Shanghai and Singapore have seen a major increase in the supply of hotel rooms. Accordingly, the Group expects 2010 to be another challenging year.

10. CORPORATE SOCIAL RESPONSIBILITY

In 2009, the Group launched its new Corporate Social Responsibility ("CSR") Vision-Mission Statement which states:

We envision a community of responsible and educated citizens who are environmentally conscious, practice social responsibility in their daily lives and inspire others to do the same.

We commit to operating in an economically, socially and environmentally responsible manner whilst balancing the interests of diverse stakeholders.

We strive to be a leader in corporate citizenship and sustainable development, caring for our employees and customers, seeking to enrich the quality of life for the communities in which we do business, and serving as good stewards of society and the environment.

(a) The Environment

To mitigate the impacts on climate change, the Group has embarked on three broad initiatives to reduce CO_2 emissions: 1) by lowering energy consumption from levels achieved in 2006. The Group achieved a reduction of 8%; 2) by the use of new technologies such as energy-efficient chillers and boilers and banning the use of CFCs in refrigerant and aerosol systems; 3) by building more efficient buildings through the development of a Green Hotel Design Standard and hotels built to LEED® specificity (The Leadership in Energy and Environmental Design (LEED®) is the Green Building Rating System).

Hotels have also continued to improve on their Environment Management Systems. By the end of 2009, 35 hotels and resorts have been ISO 14001 – certified. In the 3rd Quarter of 2010, the Group will set the baseline for Greenhouse Gas Accounting to prepare for overall CO_2 Emission Reduction targets.

Biodiversity conservation will likewise be recast under the campaign, "SANCTUARY", Shangri-La's Care for Nature Programme. This will be launched in 2010, alongside the full CSR campaign. In 2009, several milestones were reached in terms of species and habitat protection. Shangri-La's Rasa Ria Resort successfully rehabilitated 23 Orangutans and returned them to the Sepilok Forest. They will now embark on looking after Western Tarsiers, likewise an endangered species. Shangri-La's Fijian Resort & Spa, Yanuca, Fiji Islands has been committed to caring for the marine environment in Yanuca Bay for over a decade now. The resort has just launched a Marine Conservation Centre that documents the work that had been done and in 2010, will further the coral garden project by building 1,000 fish houses through an international grant.

MANAGEMENT DISCUSSION AND ANALYSIS

(b) Stakeholder Engagement

Care for Children (CFC) was a partner in Mainland China for child welfare. Additionally, the Group focuses in investing in the development and growth of local communities where it operates. All operating hotels have developed a 15-year plan with a local beneficiary (NGO, school, orphanage) whom they can sustain a partnership with and ensure self-sufficiency in the long run. 13 hotels are raising funds for children's surgery and health recovery while the remainder are committed to providing education support in the form of infrastructure and scholarships for the less fortunate. Through education and health programmes, the hotels expect to gainfully employ graduates in the future and provide them with a better life.

(c) Supply Chain

The top 50 suppliers to the Group, as well as the top hotel-based suppliers have accepted and complied with the recently launched Supplier Code of Conduct. The document, consisting of CSR-related metrics such as environmental practice, labor standards and social awareness ensures that suppliers are aligned with the Group in maintaining the highest of standards in their daily operations. More eco-friendly products have also been introduced, such as children's diningware in the resorts made of rice husk, biodegradable packaging in room amenities, and Green Meeting packages in several city hotels.

(d) Health and Safety

In 2009, the Group commenced preparation for Occupational Health & Safety (OHSAS 18001) certification, prioritizing health and safety in the work environment and public areas of the hotels. Shangri-La Hotel, Kuala Lumpur and Shangri-La Hotel, Singapore led the Group in OHSAS certification. At least 13 more hotels are expecting to receive certification within 2010. This will reduce rates of staff absenteeism, and improve the quality of guest engagement and service.

The Group continues to assert its role as a leader in food safety. A total of 52 properties have been certified under the Hazard Analysis and Critical Control Point System (HACCP) in 2009.

OHSAS 18001, ISO 14001 along with HACCP create an efficient Integrated Management System that aims to improve risk management and business processes whilst ensuring responsible conduct of business.

(e) Employees

The Group's employees work hard with the common aim of delighting our customers with hospitality from the heart. The Group ensures that the highest standards are maintained for its staff in terms of health & safety, training and career development, and most of all, equal opportunity. In 2009, the Group committed itself to the employment of more people with disabilities from the local communities in which it operates. By the end of 2010, the Group is targeting employees with disabilities to constitute at least 2% of each hotel's staff strength.

With the objective of restoring dignity and productivity despite physical or mental challenges, the Group hopes to positively contribute not only to giving every citizen an opportunity for self-development but also to reduce unemployment in the countries where it operates.

In further developing employees as socially responsible citizens, the Group has also launched an Employee Volunteer Programme, allowing the staff paid leave for voluntary service in hotel-approved schemes or supported institutions.

Wellness and work-life balance programmes continue to be made available to the staff, along with a stronger campaign on Health Awareness through twice a year events on health talks and seminars for each hotel.

(f) **Going Forward**

In 2009, a Director of CSR & Sustainability was named for the Group, who is tasked with coordinating the five CSR strategy areas as well as innovating through new initiatives. In 2010, the Group looks forward to determining its CO_2 emissions reduction targets along with Green Hotel Design Standards and a separate Sustainability Report.

11. HUMAN RESOURCES

As of 31 December 2009, the Company and its subsidiaries had approximately 26,000 employees. Salaries and benefits, including provident fund, insurance and medical cover, housing and share option schemes were maintained at competitive levels. Bonuses were awarded based on individual performance as well as the financial performance of business units.

The Company has two share options scheme. Details of these two schemes are provided in the section headed "Share Options" of the Report of the Directors. The Group has not granted any new options in 2008 and 2009. There was no charge to the income statement during the year for options granted in prior years. The Group charged US$454,000 in its 2008 income statement for options granted in 2005 and 2006.

The Group's total employee benefit expenses (excluding directors' emoluments) amount to US$369,424,000 (2008: US$358,033,000)

The Board's remuneration committee reviews matters relating to the compensation and the incentives proposed for senior management and executive directors.

The Group remains committed to developing its human capital. In 2009, fifty-seven high potential employees were selected to the Group's core talent development programmes which provide both on the job and classroom learning over durations between twelve to eighteen months. Fifteen Mainland China employees were certified in the Hospitality for Housekeeping Executive Programme (CHHE) offered by the American Hotel and Lodging Association. Sixty Mainland China employees participated in an International Exposure Programme. In addition, a number of corporate programmes were launched across the Group during the year including a Self-Paced Leadership Development Programme targeting hotel general manager successors, Supervisory Excellence for line managers and supervisors, Achieving Personal Excellence for senior and middle managers, and a 360 degree evaluation for senior management.

The Shangri-La Academy continues to accelerate and intensify employee training in keeping with the Group's expansion. Since its opening in December 2004, it has trained more than 4,750 employees through its four core certificate programmes, its diploma programme and its various management development programmes. The curriculum is being reviewed with new courses added regularly. Fitted with state of the art facilities, the Academy is located at the Sun Yat-sen University Campus in Zhuhai.

CORPORATE GOVERNANCE REPORT

The Company recognizes the importance of transparency in governance and accountability to shareholders. The Board of Directors (the "Board") believes that shareholders can maximize their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the year under report, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that following the redesignation of Mr KUOK Khoon Loong, Edward as a Non-Executive Director on 1 June 2009, Mr KUOK Khoon Ean serves as both the Chairman and the Chief Executive Officer of the Company. The Company believes that the merging of the two roles is not significant given that Mr Madhu Rama Chandra RAO, an Executive Director of the Company, continues his role as the Chief Executive Officer of Shangri-La International Hotel Management Limited, the hotel management subsidiary of the Company which is entrusted with the primary responsibility of operating the assets of the Group.

THE BOARD OF DIRECTORS

The Board is accountable to the shareholders for leading the Group in a responsible and effective manner. The current Board comprises 3 Executive Directors, 4 Non-Executive Directors (one of whom is an Alternate Director) and 4 Independent Non-Executive Directors, whose biographical details and relationship between members of the Board are set out on pages 6 to 9. The Board has a majority of Non-Executive Directors, thereby improving management control and ensuring that the Board takes into account the interests of all shareholders.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. At the Board meetings, the Directors actively participate and hold informed discussions. The Board held four meetings in 2009 and meetings attended by each of the Directors during the year 2009 were as follows:

Name of Director	Meetings attended/ eligible to attend
Executive Directors	
Mr KUOK Khoon Ean *(Chairman and Chief Executive Officer) (appointed as Chief Executive Officer on 1 June 2009)*	4/4
Mr LUI Man Shing *(Deputy Chairman)*	4/4
Mr Madhu Rama Chandra RAO	4/4
Mr Giovanni ANGELINI *(retired on 30 April 2009)*	1/1
Non-Executive Directors	
Mr HO Kian Guan	4/4
Mr KUOK Khoon Loong, Edward *(redesignated as Non-Executive Director on 1 June 2009)*	2/4
Mr Roberto V. ONGPIN	3/4
Mr Alexander Reid HAMILTON*	4/4
Mr Timothy David DATTELS*	3/4
Mr WONG Kai Man, BBS, JP*	4/4
Mr Michael Wing-Nin CHIU*	4/4
Madam KUOK Oon Kwong *(retired on 27 May 2009)*	1/1

* Independent Non-Executive Directors

To facilitate the decision-making process, the Directors have unrestricted access to the management to make enquiries and obtain further information, when required. In addition, all Directors have unrestricted access to the advice and services of the Company Secretary to ensure that the Board procedures and all applicable rules and regulations are followed. The Board has adopted the procedures for the Directors to obtain independent professional advice at the Company's expense.

Minutes of the Board meetings kept by the Company Secretary are sent to the Directors for record and are open for inspection by the Directors.

The Company has arranged appropriate insurance cover for the Directors.

The Board has appointed Board committees to oversee particular aspects of the Company's affairs. Each Board committee is appointed with written terms of reference. Certain matters are reserved to the full Board for decision including matters relating to the following:

- constitution and share capital
- corporate objectives and strategy
- corporate policies relating to securities transactions by Directors and senior management
- interim and annual results
- significant investments
- major financings, borrowings and guarantees
- corporate governance and internal controls
- risk management
- major acquisitions and disposals
- material contracts
- board members and auditor
- any other significant matters that will affect the operations of the Group as a whole

The day-to-day running of the Company is delegated to the management, with divisional heads responsible for different aspects of the business.

CORPORATE GOVERNANCE REPORT

DIRECTORS' APPOINTMENT, RE-ELECTION AND REMOVAL

The Company has not established a nomination committee. The Board as a whole is responsible for approving the appointment of its members and nominating them for election and re-election by the shareholders of the Company.

The Board has adopted the procedures for appointment of new Directors to ensure that the Board consists of members with the range of skills and qualities to meet its principal responsibilities in a way which ensures that the interests of shareholders are protected and promoted and the requirements of the HK Listing Rules are complied with. The procedures and criteria to select candidates are as follows:

1. The Company Secretary shall forthwith inform the Board as soon as the number of Directors (executive or non-executive) falls below the minimum required by the HK Listing Rules or the Company's Bye-Laws or if there are unfilled positions in any Board committees required to be constituted by the HK Listing Rules.

2. The Board identifies the need for a new Director based on whether or not the Company has an appropriate number of Directors to allow for effective decision-making.

3. The Board identifies potential candidates who may fill the role. Potential candidates should:

    a. complement the existing Board composition to ensure that there is an appropriate mix of Directors with different abilities and experiences;

    b. have the required skills, knowledge and expertise to add value to the Board; and

    c. be able to commit the necessary time to their position.

4. Suitable candidate(s) are appointed in accordance with the Company's Bye-Laws and the HK Listing Rules. All Directors should be appointed subject to re-election and to the HK Listing Rules, the Company's Bye-Laws and laws concerning removal of a Director.

All newly appointed Directors may only hold office until the next general meeting and are eligible for re-election at the meeting. Under the Company's Bye-Laws, every Director shall retire from office no later than the third Annual General Meeting ("AGM") after he was last elected or re-elected (i.e. the term of appointment of each Director is effectively for a fixed term of around three years). Besides, one-third of the Directors shall retire from office at each AGM. The retiring Directors shall be eligible for re-election.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board has received from each of the Independent Non-Executive Directors confirmation of his independence according to the guidelines set out in Rule 3.13 of the HK Listing Rules. The Board is of the view that all Independent Non-Executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and for their participation in the Board committees.

REMUNERATION COMMITTEE

A Remuneration Committee was set up on 17 October 1997 to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration. The Committee comprises three members including the Chairman and two Independent Non-Executive Directors. The current Committee members are Messrs KUOK Khoon Ean (who acts as chairman of the Committee), Alexander Reid HAMILTON and WONG Kai Man, BBS, JP. The Remuneration Committee met once in 2009 and was attended by Mr Alexander Reid HAMILTON and Mr WONG Kai Man, BBS, JP.

In 2009, the Remuneration Committee assessed the performance of the Executive Directors in the context of the financial performance of the Group and its development strategy in the medium term. In approving the terms of remuneration of the Executive Directors, the Committee considered the financial results of the Group, its growth plans, the competitive environment in the hotel industry for obtaining competent management talent and the need to adequately reward outstanding performances.

The terms of reference of the Remuneration Committee are available in the Group's corporate website (www.ir.shangri-la.com).

DIRECTORS' REMUNERATION

The remuneration for the Executive Directors comprises salary, annual bonus, pensions, housing and annual leave fare for expatriate Executive Directors. Salaries are reviewed annually. Salary increases are made where the Remuneration Committee believes that adjustments are appropriate to reflect performance, contribution, increased responsibilities and/or by reference to market/sector trends. In addition to salary, Executive Directors and employees of the Company and its subsidiaries are eligible to receive a discretionary bonus taking into consideration factors such as market conditions as well as corporate and individual performances. In order to attract, retain and motivate executives and key employees serving any member of the Group or other persons contributing to the Group, the Company has adopted share option schemes. Such incentive schemes enable the eligible persons to obtain an ownership interest in the Company and thus will motivate them to optimize their contributions to the Group.

CORPORATE GOVERNANCE REPORT

The Directors' emoluments paid or payable to the Directors during the year are set out on an individual and named basis, in Note 28 to the consolidated financial statements of this report and details of the share option schemes are set out in the Report of the Directors.

AUDIT COMMITTEE

The Company set up an Audit Committee on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The Committee members up to the date of this report were Messrs Alexander Reid HAMILTON (who acts as chairman of the Committee), HO Kian Guan and WONG Kai Man, BBS, JP. The Audit Committee met four times in 2009 and the meetings were attended by all its members. The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The main duties of the Audit Committee include the following:

(i) reviewing the interim and annual financial statements before they are submitted to the Board for approval;

(ii) making recommendations to the Board on, the appointment, re-appointment and removal of the external auditor, and approving the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor;

(iii) reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards;

(iv) reviewing and monitoring the integrity of the interim and annual financial statements, reports of the Company, and reviewing significant financial reporting judgments contained in them, before submission to the Board;

(v) reviewing the Company's financial controls, internal control and risk management systems;

(vi) reviewing the Group's financial and accounting policies and practices; and

(vii) reviewing the internal audit programme, ensuring co-ordination between the internal and external auditors, and reviewing and monitoring the effectiveness of the internal audit function.

Special meetings may be convened at the discretion of the chairman of the Committee to review significant control or financial issues.

In 2009, the Audit Committee reviewed the Group's financial controls and the conduct of the internal audit at various operational units of the Group. The Committee recommended the appointment and remuneration payable to the Company's external auditor and satisfied themselves on the external auditor's independence and objectivity. The Committee also reviewed the interim and annual financial statements before these were submitted to the Board for approval and in the context of the new accounting and financial reporting standards issued by the Hong Kong Institute of Certified Public Accountants, they reviewed the compliance of these new standards by the Group.

In addition, the Committee members reviewed the reports issued by the internal audit team and discussed the risk and internal control of the Group.

The terms of reference of the Audit Committee are available at the Group's corporate website (www.ir.shangri-la.com).

FINANCIAL REPORTING

The Directors acknowledge their responsibility for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted, appropriate accounting policies have been used and applied consistently, and reasonable and prudent judgments and estimates have been made.

The Board is not aware of any material uncertainties relating to events or conditions which may cast significant doubt over the Group's ability to continue as a going concern. Accordingly, the Board has continued to adopt the going concern basis in preparing the financial statements.

The statement of the auditor of the Company about its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report on pages 69 to 70.

INTERNAL CONTROL

The Board has overall responsibility for maintaining sound and effective internal control systems in the Group. Internal control policies and procedures are designed to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives. Internal financial systems also allow the Board to monitor the Group's overall financial position, to protect the Group's assets and to mitigate against material financial misstatement or loss. Through the Audit Committee of the Company, the Board has conducted reviews of the effectiveness of the system of internal control of the Company and its subsidiaries. The reviews cover all material controls, including financial, operational and compliance controls and risk management functions.

INTERNAL AUDIT

The Board also monitors its internal financial control systems through management reviews and a programme of internal audits. The internal audit team reviews the major operational and financial systems of the Group on a continuing basis and aims to cover all major operations within every division on a rotational basis. The scope of its review and the audit programme is determined and approved by the Audit Committee at the beginning of each financial year in conjunction with the external auditors. The internal audit function reports directly to the Audit Committee and submits regular reports for its review in accordance with the approved programme.

CORPORATE GOVERNANCE REPORT

EXTERNAL AUDITORS

The Company's external auditor is PricewaterhouseCoopers, Hong Kong.

During the year, PricewaterhouseCoopers, Hong Kong and its other member firms provided the following audit and non-audit services to the Group:

Services	Fees charged US$'000
Audit services (including interim review)	705
Non-audit services	
(a) Tax services	91
(b) Other advisory services	152

Total fees for audit services provided by other external auditors to the subsidiaries of the Group were approximately US$479,000.

PricewaterhouseCoopers, Hong Kong will retire and offer themselves for re-appointment at the AGM of the Company to be held in May 2010.

INVESTOR RELATIONS

The Board and senior management recognize their responsibility to look after the interests of the shareholders of the Company.

With a view to developing and maintaining continuing good relations with the Group's shareholders and investors, various communication channels have been established.

The Company reports on its financial and operating performance to shareholders through interim and annual reports. At the AGM, shareholders can raise any questions relating to the performance and future direction of the Company with the Directors.

In addition, press conferences and analysts briefings are held at least twice a year subsequent to the interim and final results announcements at which appropriate senior management or Executive Directors are available to answer queries on the Group. Shareholders and investors may visit our website for up-to-date financial and other information about the Group and its activities.

As at 31 December 2009 and based on information that is publicly available to the Directors, there is a sufficient public float of the Company's shares as required by the HK Listing Rules.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Directors' Securities Dealing Code").

The Directors who had securities transactions in the Company's shares during the year had informed the Chairman of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Directors' Securities Dealing Code. Interests in the Company's shares and share options held by the Directors as at 31 December 2009 are set out in the Report of Directors section of this report.

The Company has made specific enquiry of all the Directors who confirmed compliance with the required standard set out in the Directors' Securities Dealing Code throughout the year.

SECURITIES TRANSACTIONS BY RELEVANT EMPLOYEES

The Board has adopted the Model Code for Securities Transactions by Relevant Employees (the "Employees' Securities Dealing Code") setting out the guidelines for relevant employees (the "Relevant Employees") in respect of their dealings in the securities of the Company. The requirements under the Employees' Securities Dealing Code are the same as those under the Directors' Securities Dealing Code.

The Relevant Employees who had securities transactions in the Company's shares during the year had informed the Chairman or the Chief Financial Officer of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Employees' Securities Dealing Code.

The Company has made specific enquiry of all the Relevant Employees who confirmed compliance with the required standard set out in the Employees' Securities Dealing Code throughout the year.

REPORT OF THE DIRECTORS

The Directors submit their report together with the audited financial statements for the year ended 31 December 2009.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of Shangri-La Asia Limited (the "Company") is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associates are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the performance of the Company and its subsidiaries (the "Group") for the year by geographical and business segments is set out in Note 5 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated income statement on page 73.

The Board of Directors (the "Board") has declared an interim dividend of HK6 cents per share for the year.

The details of dividends paid and proposed during the year are set out in Note 34 to the consolidated financial statements.

RESERVES

The details of movements in reserves during the year are set out in Notes 18 and 19 to the consolidated financial statements.

DONATIONS

Charitable donations and other donations made by the Group during the year amounted to US$300,000.

FIXED ASSETS

The details of movements in fixed assets during the year are set out in Notes 7 and 8 to the consolidated financial statements.

PRINCIPAL PROPERTIES

The details of the hotel properties and investment properties are set out in Notes 40 and 41 to the consolidated financial statements respectively.

SHARE CAPITAL

The details of share capital are set out in Note 18 to the consolidated financial statements.

SUBSIDIARIES AND ASSOCIATES

The details of the Company's principal subsidiaries and associates are set out in Note 39 to the consolidated financial statements.

PARTICULARS OF BANK LOANS AND OVERDRAFTS

The particulars of bank loans and overdrafts as at 31 December 2009 are set out in Note 20 to the consolidated financial statements.

RESULTS, ASSETS AND LIABILITIES

The results, assets and liabilities of the Group for the last five financial years are set out on page 164.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr KUOK Khoon Ean *(Chairman and Chief Executive Officer)*
(appointed as Chief Executive Officer on 1 June 2009)
Mr LUI Man Shing *(Deputy Chairman)*
Mr Madhu Rama Chandra RAO
Mr HO Kian Guan
Mr KUOK Khoon Loong, Edward
(redesignated as Non-Executive Director on 1 June 2009)
Mr Roberto V. ONGPIN
+ Mr Alexander Reid HAMILTON
+ Mr Timothy David DATTELS
+ Mr WONG Kai Man, BBS, JP
+ Mr Michael Wing-Nin CHIU
# Mr HO Kian Hock *(Alternate to Mr HO Kian Guan)*
Mr Giovanni ANGELINI *(retired on 30 April 2009)*
Madam KUOK Oon Kwong *(retired on 27 May 2009)*

Non-Executive Directors
+ *Independent Non-Executive Directors*

Mr KUOK Khoon Ean, Mr Roberto V. ONGPIN and Mr Timothy David DATTELS retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election.

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2009, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held: Personal Interests (Note 1)	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 31 December 2009
(i) The Company	Mr KUOK Khoon Ean	Ordinary	438,240	79,693 (Note 2)	1,808,240 (Note 3)	–	2,326,173	**0.08%**
	Mr LUI Man Shing	Ordinary	833,333	–	–	–	833,333	**0.03%**
	Mr Madhu Rama Chandra RAO	Ordinary	30,000	–	–	–	30,000	**0.00%**
	Mr HO Kian Guan	Ordinary	628,750	–	117,832,393 (Note 4)	–	118,461,143	**4.10%**
	Mr KUOK Khoon Loong, Edward	Ordinary	1,032,222	–	–	–	1,032,222	**0.04%**
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	117,832,393 (Note 4)	–	117,832,393	**4.08%**
(ii) Associated Corporations								
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	**0.01%**

Notes:

1. These shares were held by the relevant Directors as beneficial owners.
2. These shares were held by the spouse of Mr KUOK Khoon Ean.
3. These shares were held through a company which was controlled as to 100% by Mr KUOK Khoon Ean and his spouse.
4. 77,164,807 shares were held through companies which were owned as to 50% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,628,719 shares were held through a company which was owned as to 25% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,323,268 shares were held through a company which was owned as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   31,715,599 shares were held through companies which were owned as to 6.70% and 6.81% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 31 December 2009, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the section headed "SHARE OPTIONS" of this report.

Save as mentioned above, as at 31 December 2009, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the HK Listing Rules, the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/ were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong (retired as Director of the Company on 27 May 2009) is a Non-Executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the Singapore Exchange Securities Trading Limited.

REPORT OF THE DIRECTORS

Allgreen Group of companies (the "Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- the Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and
- Madam KUOK Oon Kwong is only a Non-Executive Director of Allgreen.

(ii) Messrs HO Kian Guan and HO Kian Hock are substantial shareholders and directors of the company which holds River View Hotel, Singapore. Messrs HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr HO Kian Guan is a director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition programme; and/or
- the Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

SHARE OPTIONS

Executive Share Option Scheme

The executive share option scheme of the Company was approved by the shareholders of the Company (the "Shareholders") on 16 December 1997 (the "Executive Option Scheme").

The Executive Option Scheme is designed to give Executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

A summary of the Executive Option Scheme has been disclosed in the Company's 2001 Annual Report.

In September 2001, the HKSE amended the requirements for share option schemes under the HK Listing Rules. These new requirements make some of the provisions of the Executive Option Scheme no longer applicable.

At the Special General Meeting of the Company held on 24 May 2002 (the "Adoption Date"), the Shareholders approved the adoption of a new share option scheme (the "New Option Scheme") (details of which are set out below) and the termination of the operation of the Executive Option Scheme (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

New Option Scheme

The purpose of the New Option Scheme is to motivate Eligible Persons [Note 1] to optimize their future contributions to the Company, its Subsidiaries [Note 2] and Associates [Note 2], and Invested Entities [Note 2] (collectively referred to as the "Enlarged Group") and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Enlarged Group, and additionally in the case of Executives [Note 2], to enable the Enlarged Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the New Option Scheme (and under any other share option scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"). Shares which may be issued upon the exercise of all options granted under the Executive Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date. The Company may from time to time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Option Scheme (and any other share option scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in the general meeting where such limit is refreshed.

REPORT OF THE DIRECTORS

Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Option Scheme (and under any other share option scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

As at the date of this report, a total of 179,020,991 Shares (representing approximately 6.20% of the existing issued share capital thereof) are available for issue under the New Option Scheme.

The maximum number of Shares issued and to be issued upon exercise of the options granted to any one Eligible Person (including exercised and outstanding options) in any 12-month period shall not exceed one per cent. of the Shares in issue from time to time.

The period under which an option must be exercised shall be such period as the Board may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an option. The minimum period for which an option must be held before it can be exercised is determined by the Board upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares must be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in the HKSE's daily quotation sheets on the date of the board resolution approving the grant of options (the "Offer Date"), which must be a day on which the HKSE is open for the business of dealing in securities (the "Business Day"); and (c) the average of the closing prices of the Shares as stated in the HKSE's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

The New Option Scheme will expire on 23 May 2012.

Notes:

1. "Eligible Person" means any of the following persons:

   (a) an Executive;

   (b) a Director or proposed Director (including an Independent Non-Executive Director) of any member of the Enlarged Group;

   (c) a direct or indirect shareholder of any member of the Enlarged Group;

   (d) a supplier of goods or services to any member of the Enlarged Group;

   (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Enlarged Group;

   (f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Enlarged Group;

   (g) a landlord or tenant (including a sub-tenant) of any member of the Enlarged Group;

   (h) any person approved by the shareholders of the Company; and

   (i) an Associate of any of the foregoing persons.

2. The terms "Associates", "Executives", "Invested Entities" and "Subsidiaries" are defined under the circular to Shareholders dated 17 April 2002.

Details of the outstanding option shares as at 31 December 2009 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2009	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year *(Note 1)*	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2009	Exercise price per option share HK$	Exercisable Period
1. Continuous	15 January 2000	I	213,203	–	–	–	(72,683)	–	140,520	8.82	15 January 2001 – 14 January 2010
Contract	15 January 2000	II	213,203	–	–	–	–	–	213,203	8.82	15 January 2002 – 14 January 2010
Employees	15 January 2001	I	33,961	–	–	–	–	–	33,961	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	33,960	–	–	–	–	–	33,960	8.18	15 January 2003 – 14 January 2011
2. Other	15 January 2000	I	207,042	–	–	–	(160,131)	–	46,911	8.82	15 January 2001 – 14 January 2010
Participants	15 January 2000	II	281,041	–	–	–	(184,130)	–	96,911	8.82	15 January 2002 – 14 January 2010
Total:			**982,410**	**–**	**–**	**–**	**(416,944)**	**–**	**565,466**		

REPORT OF THE DIRECTORS

Details of the outstanding option shares as at 31 December 2009 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2009	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year *(Note 1)*	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2009	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr LUI Man Shing	16 June 2006	II	60,000	–	–	–	–	–	60,000	14.60	16 June 2008 – 15 June 2016
Mr Madhu Rama Chandra RAO	28 April 2005	II	250,000	–	–	–	–	–	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	50,000	–	–	–	–	–	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	50,000	–	–	–	–	–	50,000	14.60	16 June 2008 – 15 June 2016
Mr KUOK Khoon Loong, Edward	16 June 2006	II	100,000	–	–	–	–	–	100,000	14.60	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2009	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year *(Note 1)*	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2009	Exercise price per option share HK$	Exercisable Period
1. Directors *(Continued)*											
Mr Timothy David	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
DATTELS	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Giovanni	16 June 2006	I	100,000	–	–	(100,000)	–	–	–	14.60	16 June 2007 – 15 June 2016
ANGELINI	16 June 2006	II	100,000	–	–	(100,000)	–	–	–	14.60	16 June 2008 – 15 June 2016
(Note 2)											
Madam KUOK	28 April 2005	I	150,000	–	–	(150,000)	–	–	–	11.60	28 April 2006 – 27 April 2015
Oon Kwong	28 April 2005	II	150,000	–	–	(150,000)	–	–	–	11.60	28 April 2007 – 27 April 2015
(Note 3)	16 June 2006	I	60,000	–	–	(60,000)	–	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	60,000	–	–	(60,000)	–	–	–	14.60	16 June 2008 – 15 June 2016

REPORT OF THE DIRECTORS

	Date of grant	Tranche	No. of option shares held as at 1 January 2009	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year *(Note 1)*	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2009	Exercise price per option share HK$	Exercisable Period
2. Continuous Contract Employees	29 May 2002	I	269,500	–	–	–	(60,000)	(60,000)	149,500	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	150,500	–	–	–	(60,000)	(60,000)	30,500	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	2,948,000	–	–	(375,000)	(200,000)	(165,000)	2,208,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	3,714,000	–	–	(505,000)	(190,000)	(165,000)	2,854,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	1,875,000	–	–	(295,000)	(10,000)	(77,500)	1,492,500	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	2,178,500	–	–	(342,500)	(19,000)	(92,500)	1,724,500	14.60	16 June 2008 – 15 June 2016
3. Other Participants	29 May 2002	I	275,000	–	–	–	(100,000)	–	175,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	285,000	–	–	–	(100,000)	–	185,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	–	–	175,000	–	(175,000)	–	–	11.60	28 April 2006 – 31 December 2009
	28 April 2005	I	–	–	50,000	–	–	–	50,000	11.60	28 April 2006 – 1 September 2010
	28 April 2005	I	425,000	–	300,000	–	–	–	725,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	–	305,000	–	(250,000)	–	55,000	11.60	28 April 2007 – 31 December 2009
	28 April 2005	II	–	–	50,000	–	–	–	50,000	11.60	28 April 2007 – 1 September 2010
	28 April 2005	II	425,000	–	300,000	–	–	–	725,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	–	–	137,500	–	(17,500)	–	120,000	14.60	16 June 2007 – 31 December 2009
	16 June 2006	I	–	–	20,000	–	–	–	20,000	14.60	16 June 2007 – 1 September 2010
	16 June 2006	I	–	–	50,000	–	–	–	50,000	14.60	16 June 2007 – 31 December 2010
	16 June 2006	I	350,000	–	247,500	–	–	–	597,500	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	–	–	175,000	–	(17,500)	–	157,500	14.60	16 June 2008 – 31 December 2009
	16 June 2006	II	–	–	20,000	–	–	–	20,000	14.60	16 June 2008 – 1 September 2010
	16 June 2006	II	–	–	50,000	–	–	–	50,000	14.60	16 June 2008 – 31 December 2010
	16 June 2006	II	517,500	–	257,500	–	–	–	775,000	14.60	16 June 2008 – 15 June 2016
Total:			**15,023,000**	**–**	**2,137,500**	**(2,137,500)**	**(1,199,000)**	**(620,000)**	**13,204,000**		

Notes:

1. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$14.12.

2. Mr Giovanni ANGELINI retired as a Director of the Company with effect from 30 April 2009.

3. Madam KUOK Oon Kwong retired by rotation as a Director of the Company with effect from 27 May 2009.

4. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

5. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the year and subsequent to 31 December 2009 and up to the date of this report.

6. Options on 221,350 shares were lapsed under the Executive Option Scheme and options on 332,500 shares were lapsed under the New Option Scheme subsequent to 31 December 2009 and up to the date of this report.

7. Options on 276,195 shares were exercised under the Executive Option Scheme and no options were exercised under the New Option Scheme subsequent to 31 December 2009 and up to the date of this report.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 31 December 2009, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the previous section headed "SHARE OPTIONS" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the financial year ended 31 December 2009, the Company and its subsidiaries had various commercial transactions which are considered to be connected transactions and are subject to the reporting requirements under Chapter 14A of the HK Listing Rules. Details of these transactions are as follows:

1. On 2 January 2009, the Group entered into several agreements with Kerry Holdings Limited ("KHL") (the controlling shareholder of the Company) and various subsidiaries of KHL and Shang Properties, Inc. ("SPI") (an associate of KHL) in relation to the acquisition ("Acquisition") from KHL and its subsidiaries the entire issued share capital of and related loans to certain companies which indirectly owns certain attributable equity interests and economic interests relating to the land where the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan") is built and the land adjacent to it, and the disposal of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (immediately prior to the completion of the above connected transactions, a wholly owned subsidiary of the Company which owns Shangri-La Mactan) to SPI and its subsidiaries. Following completion of all the transactions in 2009, the Group's equity interest in MSH reduced to approximately 93.95% and the Group has acquired substantial indirect total attributable equity interests and approximately 93.95% economic interests in certain Philippines property holding companies which own the land sites where Shangri-La Mactan is built and the land adjacent to it. This provides an economic hedge in the land leasing expenses being paid by the Group and to secure sufficient land space in adjacent sites for future expansion and development of Shangri-La Mactan. Under these transactions, the Group made a total payment of approximately US$29.5 million in respect of the Acquisition and MSH received approximately US$8.7 million new capital funds.

REPORT OF THE DIRECTORS

2. On 15 January 2009, Shangri-La China Limited ("SACL"), an indirect wholly owned subsidiary of the Company, Kerry Properties (China) Limited ("KPCL"), an indirect wholly owned subsidiary of Kerry Properties Limited ("KPL"), Jeston Investments Pte Ltd ("JIPL"), a direct wholly owned subsidiary of Allgreen Properties Limited ("Allgreen") and Winson Terrace International Limited ("WTIL"), an indirect wholly owned subsidiary of Kuok Brothers Sdn. Bhd. ("KB") (together, the "Joint Venture Parties"), entered into a cancellation agreement (the "Cancellation Agreement") with Tangshan City Land Resources Transactions Centre. Pursuant to the Cancellation Agreement, the Joint Venture Parties agreed to relinquish their rights to acquire the land use rights of the three sites in Tangshan City, Hebei Province, the People's Republic of China ("PRC") as previously disclosed in the Company's announcement dated 22 July 2008 and shareholders' circular dated 18 August 2008. The penalty payable for the relinquishment as determined by the relevant government authorities is RMB21 million (approximately US$3.1 million) to be borne by the Joint Venture Parties in proportion to their respective interests in the land bid application.

   On 4 February 2009, the Joint Venture Parties submitted a joint bid application and paid a deposit of RMB239 million (approximately US$35.0 million) to the relevant government authorities in Tangshan for the purpose of bidding for two sites (the "2 Tangshan Sites") in the same city which were subsequently released for open bidding following the relinquishment as mentioned in the above paragraph. On the same date, the Joint Venture Parties also entered into a joint bid agreement which sets out the terms and conditions upon which the Joint Venture Parties shall jointly bid for the 2 Tangshan Sites and their respective interests in the land bid. On 11 February 2009, the Joint Venture Parties successfully won the bids for the 2 Tangshan Sites at the bidding at a total purchase price of approximately RMB377 million (approximately US$55.2 million) to be settled in cash. The 2 Tangshan Sites have a gross site area of 94,768.13 square metres which are designated for hotel and residential with ancillary commercial use. Immediately following the successful bidding of the 2 Tangshan Sites, the Joint Venture Parties entered into a master joint venture agreement on 11 February 2009 pursuant to which the Joint Venture Parties, SACL, KPCL, JIPL and WTIL, agreed to establish one or two wholly foreign-owned enterprises in PRC in the shareholding proportions of 20%, 40%, 25% and 15%, respectively, for the acquisition, holding and development of the 2 Tangshan Sites. The maximum total investment amount for the 2 Tangshan Sites is approximately RMB2,136 million (approximately US$312.8 million) and SACL's share of the maximum total investment amount is approximately RMB427.2 million (approximately US$62.6 million). KPL, Allgreen, the Company and KB also entered into a termination deed on 11 February 2009 to terminate the master joint venture agreement dated 21 July 2008 which was entered into for the purpose of the establishment of joint venture companies for developing the land which the Joint Venture Parties acquired previously, but was subsequently relinquished as referred to in the above paragraph.

   On 11 May 2009, the Joint Venture Parties entered into a novation deed pursuant to which WTIL shall transfer and novate to SACL all of its 15% rights, title and interests under and in the master joint venture agreement dated 11 February 2009 and the joint bid agreement dated 4 February 2009 (including WTIL's 15% share of the deposit and the penalty payment) at a cash consideration of HK$45 million (approximately US$5.8 million). Following completion of the transactions, SACL's interest in the investment has been increased to 35% and its share of the accumulative maximum contribution to the joint venture companies has been increased to RMB747.6 (approximately US$109.5 million).

KHL is the controlling shareholder of both KPL and the Company. KPL is an associate of KHL and therefore KPL is a connected person of the Company. Allgreen's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore Allgreen is a connected person of the Company. Accordingly, the entering into of the transactions as described above constituted connected transactions for the Company under the HK Listing Rules.

3. On 19 March 2009, the Company executed a proportionate and several guarantee in favour of China Construction Bank, Shanghai Jingan Sub-Branch ("CCB") guaranteeing up to 24.75% of the payment obligation of Shanghai Xin Ci Hou Properties Co., Ltd. ("SXCHP") (in which the Company has an indirect 24.75% interest and which is a 74.25% owned subsidiary of KPL) to CCB under the loan facilities of HK$154,000,000 (approximately US$19,900,000) made available by CCB to SXCHP ("Loan Facility"), including the principal, interests accrued thereon, any payment by SXCHP upon default of its obligations under the Loan Facility, and related costs and expenses for enforcing the guarantee. The Loan Facility was granted to SXCHP for financing the repayment of shareholders' loans owed by SXCHP. SXCHP is a connected person of the Company by virtue of it being a subsidiary of KPL, which in turn is a subsidiary of KHL, the controlling shareholder of the Company. Accordingly, the provision of financial assistance of such guarantee by the Company constituted a connected transaction of the Company. Details of the guarantee provided by the Company are provided under Note xviii of this section.

4. On 7 May 2009, Shangri-La Ulaanbaatar LLC ("SLUL"), a company held as to 51% indirectly by the Company and 49% indirectly by MCS Holding LLC ("MCS Holding") entered into two fitting-out agreements with MCS Property LLC ("MCS Property"), a wholly owned subsidiary of MCS Holding. Pursuant to the fitting-out agreements, MCS Property has agreed to carry out internal fitting-out works on (i) Levels 8, 14, 15 and 16; and (ii) Level 17 of office premises at the fees of US$1,382,491.50 and US$687,921 (inclusive of all taxes and liabilities to be paid by MCS Property) respectively. The fitting-out works shall be completed by MCS Property within 90 days from the date of the fitting-out agreements or any other period as agreed by SLUL and MCS Property.

   In connection with each of the fitting-out agreements, each of MCS Holding and Green Catering LLC ("Green Catering"), a wholly owned subsidiary of MCS Holding, has entered into an indemnity agreement in favour of SLUL on 7 May 2009 to indemnify SLUL against any liability, loss or damage SLUL may suffer as a result of claims, demands, costs or judgments against SLUL, its holding company, the respective directors, officers and employees arising from and/or in connection with the fitting-out works completed and performed by MCS Property under the fitting-out agreements. The indemnity agreements commenced on the commencement date of the respective tenancy agreements relating to the lease of the office premises and shall continue until the expiry of the respective tenancy agreements.

REPORT OF THE DIRECTORS

Subsidiaries of MCS Holding are substantial shareholders of certain subsidiaries of the Company, and hence MCS Holding is a connected person of the Company. Since each of Green Catering and MCS Property is a wholly owned subsidiary of MCS Holding, Green Catering and MCS Property are also connected persons of the Company. Accordingly, the entering into of the fitting-out agreements constituted connected transactions of the Company.

5. In 2008, following a successful bidding to acquire the land use rights of a project site in Nanjing City, Jiangsu Province, PRC ("Nanjing Project Site"), the Company, KPL and Allgreen entered into a master joint venture agreement (the "Master JV Agreement") in relation to the establishment of a wholly foreign-owned enterprise in Nanjing City, Jiangsu Province, PRC ("Nanjing JVCO") for the purpose of acquiring, holding and developing the Nanjing Project Site. The Nanjing JVCO should be owned by the Company, KPL and Allgreen as to 40%, 45% and 15%, respectively. The maximum total investment amount of the Nanjing JVCO was approximately RMB1,500,000,000 (approximately US$219,700,000). The maximum contributions of the Group was approximately RMB600,000,000 (approximately US$87,900,000).

   On 8 May 2009, the independent shareholders of the Company approved the Company to enter into a novation deed with KPL and Allgreen, pursuant to which Allgreen shall transfer and assign to the Group all of its 15% rights, title and interests under and in the Master JV Agreement relating to the Nanjing JVCO for the acquisition, holding and development of the Nanjing Project Site, including Allgreen's share of the deposit paid for the land use rights. Following completion of the transaction in 2009, the Group's interest in the Nanjing JVCO increased to 55% and its share of the total maximum investment amount increased to RMB825,000,000 (approximately US$120,800,000).

   KPL is an associate of KHL and therefore a connected person of the Company. Allgreen's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore Allgreen is a connected person of the Company. Accordingly, the entering into of the transactions as described above constituted connected transactions for the Company.

6. On 7 July 2009, Lion Strength Limited ("Lion Strength"), an indirect wholly owned subsidiary of the Company, entered into a loan facility agreement with Shangri-La Mongolia Limited ("SML"), a company owned as to 51% by Lion Strength and 49% by MCS Tower LLC ("MCS"), whereby Lion Strength agreed to provide a proportionate shareholders' loan of up to US$11,505,600 in aggregate to SML at an interest rate of six-month LIBOR rate for US$ plus 1% per annum and the maturity date of such loan will be 20 April 2012. This loan facility replaced the shareholder's loan granted by Lion Strength to SML in 2006 which has expired in April 2009.

A fellow subsidiary of MCS is a substantial shareholder of a subsidiary of the Company. Hence MCS is an associate, and thus a connected person of the Company. As SML is owned as to more than 30% by MCS, SML is an associate of MCS, and thus also a connected person of the Company. Accordingly, the entering into of such loan facility agreement constituted a connected transaction of financial assistance for the Company. For the year ended 31 December 2009, Lion Strength has granted a proportionate shareholder's loan of US$7,681,000 to SML pursuant to the loan agreement.

7. On 29 July 2009, SACL, an indirect wholly owned subsidiary of the Company, entered into a sale and purchase agreement with KPCL, an indirect wholly owned subsidiary of KPL, for the acquisition (the "Qufu Acquisition") from KPCL the entire equity interest of Shangri-La Hotel (Qufu) Co., Ltd. (formerly known as Kerry Real Estate (Qufu) Co., Ltd.) ("Shangri-La Qufu") at a consideration of HK$51,148,000 (subsequently adjusted to HK$51,077,178 (approximately US$6,591,000) in accordance with provisions in agreement). Following completion of the Qufu Acquisition in September 2009, Shangri-La Qufu has become an indirect wholly owned subsidiary of the Company. KPL is a connected person of the Company by virtue of it being an associate of KHL, the controlling shareholder of the Company.

8. On 9 December 2009, Kerry Jilin (Changchun) Ltd ("Kerry Jilin"), an indirect wholly owned subsidiary of the Company, entered into (a) a share transfer agreement with 吉林國聯集團有限公司(Jilin International Union Group Co., Ltd.) ("Ji Union"), pursuant to which Ji Union has agreed to sell and Kerry Jilin has agreed to acquire a 10% equity interest in Changchun Shangri-La Hotel Co., Ltd. ("SLCC"), a 90% owned subsidiary of Kerry Jilin before completion of the transfer of interest in SLCC, at a consideration of RMB38,000,000 (approximately US$5,565,000); and (b) a share transfer agreement with Ji Union, pursuant to which Ji Union has agreed to (i) sell to Kerry Jilin a 10% equity interest in Jilin Province Kerry Real Estate Development Ltd ("JPKRED"), a 90% owned subsidiary of Kerry Jilin before completion of the transfer of interest in JPKRED, at a price of RMB7,139,400 (approximately US$1,046,000), and (ii) transfer to Kerry Jilin at face value the shareholder's loan in the amount of RMB2,500,000 (approximately US$366,000) advanced by Ji Union to JPKRED.

   Following completion of the above transactions in February 2010, SLCC and JPKRED has become indirect wholly owned subsidiaries of the Company.

   Immediate prior to the entering into of the aforesaid share transfer agreements, Ji Union held a 10% interest in each of SLCC and JPKRED and thus, a substantial shareholder of SLCC and JPKRED. Accordingly, Ji Union was a connected person of the Company and hence, the transactions mentioned above constituted connected transactions for the Company.

REPORT OF THE DIRECTORS

9. Unsecured shareholders' loans and guarantees

The Group provided financial assistance to certain companies in prior years and in 2009. The balances of these financial assistance as at the respective year end date of 2009 and 2008 are listed below:

(A) Unsecured shareholders' loans[i]

	Loan balance	
	2009	**2008**
	US$'000	**US$'000**
a. Non-wholly owned subsidiaries		
– Traders Yangon Company Limited ("TYCL")		
: interest bearing portion[ii]	**31,610**	32,604
: non-interest bearing portion	**34,021**	34,021
– Shangri-La Yangon Company Limited		
: interest bearing portion[ii]	**1,992**	1,992
: non-interest bearing portion	**23,732**	23,732
– Traders Square Company Limited		
: non-interest bearing	**4,406**	4,406
– SML		
: interest bearing at 6-month LIBOR + 1% per annum[iii]	**7,681**	6,406
– Shangri-La International Hotels (Chengdu) Ltd ("SLHCL")		
: non-interest bearing[iv]	**55,417**	63,817

	Loan balance	
	2009	**2008**
	US$'000	**US$'000**
b. Associates		
– Cuscaden Properties Pte Ltd ("CPPL")		
: non-interest bearing[v]	**15,974**	15,068
: interest bearing at SWAP + 0.5% per annum[v]	**22,161**	20,903
– Shanghai Ji Xiang Properties Co., Ltd. ("SJXP")		
: non-interest bearing[vi]	**336**	336
: interest bearing at 6-month HIBOR + 2% per annum[vii]	**29,210**	29,210
– Expert Vision Holdings Limited ("EVHL")		
: non-interest bearing[viii]	**13,644**	13,644
– Shine Up Holdings Limited ("SUHL")		
: non-interest bearing[ix]	**12,008**	11,534
– Tianjin Kerry Real Estate Development Co., Ltd. ("TKRED")		
: non-interest bearing[x]	**2,537**	2,537
– Shang Global City Properties, Inc ("SGPI")		
: non-interest bearing[xi]	**29,432**	29,432
c. Investee company		
– P.T. Saripuri Permai Hotel ("PTSPH")		
: interest bearing at 4% per annum[xii]	**445**	495

(B) Guarantees executed in favour of banks for securing bank loans/ facilities granted[xiii]

	Amount of guarantees given 2009 US$'000	2008 US$'000
a. Non-wholly owned subsidiaries		
– Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd. ("SLPG")[xiv]	**72,528**	77,328
– Shangri-La Ulaanbaatar LLC ("SLUL")[xv]	**12,750**	11,220
– Shangri-La Hotel (Chengdu) Co., Ltd. ("SLCD")[xvi]	**64,000**	64,000
b. Associates		
– Beijing Jia Ao Real Estate Development Co., Ltd. ("Beijing Jia Ao")[xvii]	**4,156**	7,006
– SXCHP[xviii]	**3,768**	4,918
– Fine Winner Holdings Limited ("FWHL")[xix]	**12,000**	12,000
– SJXP[xx]	**5,023**	–
– TKRED[xxi]	**6,151**	–

Notes:

i. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance (except those set out in Note ii below) remain unchanged as at year end of 2009.

ii. Under a supplemental agreement, the loan interest rate has been changed to 2.5% per annum commencing 1 April 2002 and further changed to 1 year LIBOR per annum commencing 1 April 2007 under another supplemental agreement.

iii. The proportionate shareholder's loans were granted pursuant to a shareholder loan agreement dated 20 April 2006, which is replaced by an amended and restated loan agreement dated 7 July 2009, between Lion Strength, 100% indirectly owned by the Company, and SML. The maximum amount of loan to be granted by Lion Strength is US$11,505,600. The loan is unsecured, bearing interest at 6-month LIBOR plus 1% per annum and wholly repayable on 20 April 2012.

iv. The proportionate shareholder's loan was granted by Seanoble to SLHCL, an 80% owned subsidiary of Seanoble and Fast Action Associates Limited ("FAAL") owns the remaining 20% interest. The loan is unsecured, interest-free and has no fixed terms of repayment.

v. The original interest bearing loan bearing interest at 1.25% per annum was split into non-interest portion and interest portion bearing interest at SWAP + 0.5% per annum effective 1 January 2006 as agreed by all shareholders of CPPL.

vi. The proportionate shareholder's loan was granted by Kerry Shanghai (Jingan Nanli) Ltd ("KSJN"), an indirect wholly owned subsidiary of the Company, to SJXP, a company owned as to 49% by KSJN and 51% by an indirect wholly owned subsidiary of KPL, pursuant to the master agreement executed on 13 April 2004. Pursuant to the master agreement, Shanghai Ming Cheng Real Estate Development Co., Ltd. ("SMC") and Shanghai Jin Ci Hou Properties Company Limited ("SJC"), companies owned as to 49% by KSJN and 51% by an indirect wholly owned subsidiary of KPL, were merged with SJXP in 2007.

vii. The proportionate shareholder's loan granted by KSJN to SMC under a shareholder loan agreement dated 1 December 2005 with a maximum amount of loan to be granted by KSJN of HK$34,153,000 (equivalent to US$4,407,000) was absorbed by SJXP in 2007 pursuant to the master agreement. The proportionate shareholder's loan granted by KSJN to SJC under a shareholder loan agreement dated 8 December 2005 with a maximum amount of loan to be granted by KSJN of HK$245,000,000 (equivalent to US$31,613,000) was absorbed by SJXP in 2007 pursuant to the master agreement. These loans were unsecured, bearing interest at 6-month HIBOR plus 2% per annum and wholly repayable on 31 December 2015.

viii. The proportionate shareholder's loan was granted by Seanoble to EVHL which is 30% owned by Seanoble, 30% owned by an indirect wholly owned subsidiary of KPL and 40% owned by KHL, pursuant to the shareholders' agreement dated 29 September 2006. EVHL owns 100% interest in FWHL. The loan is unsecured, non-interest bearing and has no fixed terms of repayment.

REPORT OF THE DIRECTORS

ix. The proportionate shareholder's loan was granted by Forever Up Investments Limited ("FUIL"), an indirect wholly owned subsidiary of the Company, to SUHL (in which FUIL has 25% interest), pursuant to the joint venture agreement dated 17 July 2007 and the amended and reiterated joint venture agreement dated 10 October 2007. The loan was unsecured, interest-free and has no fixed terms of repayment.

x. The proportionate shareholder's loan was granted by Kerry (Tianjin) Ltd, a wholly owned subsidiary of the Company, to TKRED pursuant to the shareholder's loan agreement dated 22 October 2005 and the shareholder's loan assignment agreement dated 29 May 2007. The loan is unsecured, interest-free and wholly repayable on 31 December 2020 and was subsequently assigned to SACL pursuant to the loan assignment agreement dated 15 February 2008. The Group's proportionate equity and shareholder's loan in TKRED have been transferred to SACL in year 2008.

xi. The proportionate shareholder's loan was granted by Oceans Growth Limited ("OGL"), a wholly owned subsidiary of the Company, to SGPI which is 40% owned by OGL. The loan is unsecured, interest-free and has no fixed terms of repayment.

xii. Under the supplemental agreement, the loan is interest bearing at 4% per annum subject to the cash flow condition of PTSPH and the approval of the directors of PTSPH.

xiii. The amount of guarantees disclosed is stated with reference to the utilized bank loans/facilities balance.

xiv. On 12 October 2006, the Company executed a guarantee in favour of The Bank of East Asia, Limited, Guangzhou Branch ("BEA Guangzhou") guaranteeing the full repayment of the monies (up to US$60,000,000) owed by SLPG to BEA Guangzhou under the loan facilities of US$60,000,000 made available by BEA Guangzhou to SLPG (the "BEA Guangzhou Facility"), and related interests and expenses. The BEA Guangzhou Facility was granted to SLPG for meeting operating funding requirement and for financing the repayment of shareholder's loans. On 28 June 2007, the Company executed another guarantee in favour of Bank of China Ltd., Guangdong Branch ("BOC Guangdong") guaranteeing the full repayment of the monies (up to US$36,660,000) used by SLPG to BOC Guangdong under the loan facilities of US$36,660,000 made available by BOC Guangdong to SLPG (the "BOC Facility"), and related interests and expenses. The BOC Facility was granted to SLPG for the repayment of shareholder's loans. Pursuant to the equity transfer agreement signed by Kerry Industrial Company Limited, an indirect wholly owned subsidiary of the Company, FAAL, Bangkok Mercantile (Hong Kong) Co., Limited ("BMCL") and Robinson Enterprise Limited ("REL") in the ratio of 10%, 5% and 5% regarding the guaranteed liabilities of the Company in respect of the BEA Guangzhou Facility and the BOC Facility. On 31 March 2008, FAAL, BMCL and REL executed two Deeds indemnifying the Company for such proportion of interest in SLPG directly or indirectly held by FAAL, BMCL and REL from time to time of all and any amounts due and owing by FAAL, BMCL and REL under the guarantees in respect of the BEA Guangzhou Facility and the BOC Facility.

xv. The guarantee was provided to a bank for securing loan facility granted to SLUL in 2007 and was stated after deducting the amount of counter indemnity provided by MCS Holding.

xvi. On 30 October 2006, the Company executed a guarantee in favour of the Bank of East Asia, Limited, Chengdu Branch ("BEA Chengdu") guaranteeing the repayment of 80% of the monies (up to US$48,000,000) owed by SLCD, a wholly owned subsidiary of SLHCL, (in which the Company has an indirect 80% interest and which is a 20% owned company of FAAL) to BEA Chengdu under the loan facilities of US$60,000,000 made available by BEA Chengdu to SLCD (the "BEA Chengdu Facility"), and the related interests and expenses. On 18 October 2007, the Company executed another guarantee in favour of the Bank of East Asia, Limited, Shanghai Branch ("BEA Shanghai") guaranteeing the repayment of 80% of the monies (up to US$16,000,000) owed by SLCD to BEA Shanghai under the loan facilities of US$20,000,000 made available by BEA Shanghai to SLCD (the "BEA Shanghai Facility"), and the related interests and expenses. Both the BEA Chengdu Facility and BEA Shanghai Facility were granted to SLCD for meeting operating funding requirement and for financing the repayment of shareholder's loans.

xvii. The guarantees were provided to a bank for securing loan facilities granted to Beijing Jia Ao during the year of 2006 (the "2006 Guarantee"). Please refer to 2006 annual reports for details of the 2006 Guarantee provided. Terms of such financial assistance remain unchanged as at year end of 2009.

xviii. The guarantees were provided to a bank for securing loan facilities granted to SXCHP in 2004 (the "2004 Guarantee") and during the year of 2009 (the "2009 Guarantee"). Please refer to 2005 annual report for details of the 2004 Guarantee provided. Terms of such financial assistance remain unchanged as at year end of 2009. Details of the 2009 Guarantee are stated in item 3 above.

xix. The guarantee was provided to a bank for securing loan facilities granted to FWHL in 2007. Please refer to 2007 annual report for details of the guarantee provided.

xx. On 23 December 2008, the Company executed a guarantee in favour of Industrial and Commercial Bank of China Limited, Shanghai Pudong Development Area Sub-branch, Bank of China Limited, Shanghai Branch, China Construction Bank Corporation, Shanghai Jingan Sub-branch, China Merchants Bank Co., Ltd., Shanghai Railway Station Sub-Branch, Shanghai Pudong Development Bank Co., Ltd., First Business Department, Bank of Communications Co., Ltd., Shanghai Zhabei Sub-branch, Bank of Shanghai Co., Ltd., Huangpu Sub-branch and DBS Bank (China) Limited, Shanghai Branch (together, the "Lenders") guaranteeing the repayment of 49% of the monies (up to a maximum of HK$83,300,000 and RMB2,033,500,000 (equivalent to total US$308,566,000)) owed by SJXP to the Lenders under certain loan facilities of up to HK$170,000,000 and RMB4,150,000,000 (equivalent to total US$629,727,000) made available by the Lenders to SJXP (the "Syndicated Loan Facilities"), and the related interests and expenses. The Syndicated Loan Facilities were granted to SJXP for financing the construction and development of the land sites in Jingan District, Shanghai.

xxi. On 9 July 2009, the Company executed a guarantee in favour of Industrial and Commercial Bank of China Limited, Tianjin Branch ("ICBC") for providing a guarantee in respect of 20% of the payment obligations (up to RMB210,000,000 (approximately US$30,756,000)) of TKRED (in which is indirectly owned as to 20%, 49% and 31% by the Company, KPL and Allgreen respectively) under the loan facility of RMB1,050,000,000 (approximately US$153,779,000) made available by ICBC to TKRED. On 5 October 2009, the Company executed another guarantee in favour of China Merchant Bank Co., Ltd., Tianjin Branch ("CMB") for providing a guarantee in respect of 20% of the payment obligations (up to RMB240,000,000 (approximately US$35,149,000)) of TKRED under the loan facility of RMB1,200,000,000 (approximately US$175,747,000) made available by CMB to TKRED. Both facilities were granted to TKRED for development of commercial real estate and pursuant to the join venture agreement of TKRED dated 1 June 2006.

CONTINUING CONNECTED TRANSACTIONS

During the financial year ended 31 December 2009, there were continuing connected transactions of the Group in effect as set out below:

1. On 28 January 1995, the Company entered into a discloseable and connected transaction to acquire various hotel interests from certain parties, including connected persons of the Company. Included in these hotel interests are (i) Shangri-La's Edsa Plaza Hotel, Manila (now known as Edsa Shangri-La, Manila) ("Edsa Shangri-La Hotel"), and (ii) Shangri-La's Mactan Island Resort, Cebu (now known as Shangri-La's Mactan Resort & Spa, Cebu) ("Shangri-La Mactan"). Edsa Shangri-La Hotel is built on land leased from Shangri-La Properties Inc. (now known as Shang Properties, Inc. ("SPI")) (an associate of KPL) under a 25-year lease commencing in 1992, with an option to renew the lease for a further term of 25 years. Upon expiration of the further term, SPI agrees to grant to Edsa Shangri-La Hotel & Resort, Inc. (the owner of Edsa Shangri-La Hotel) a new lease term of 25 years subject to the prevailing Philippines laws. Shangri-La Mactan is built on land leased from Brown Swallow Development Corporation ("BSDC") and Green Mangrove Realty Inc. ("GMRI") (both of which were associates of Kerry Group Limited ("KGL") as at 31 December 2008) under a 25-year lease commencing in 1990, with an option to renew the lease for an additional 25 years. Further information regarding these leases are set out in the Company's circular dated 13 February 1995.

REPORT OF THE DIRECTORS

SPI, BSDC and GMRI are connected persons of the Company by virtue of them being associates of KGL, a substantial shareholder of the Company. Accordingly these leases constitute continuing connected transactions of the Company under the HK Listing Rules. BSDC and GMRI ceased to be connected persons of the Company on 2 January 2009 following the Group's acquisition of approximately 93.95% economic interests in certain Philippines property holding companies.

For the year ended 31 December 2009, an aggregate amount of US$1,519,000 (2008: US$1,632,000) was paid to SPI and an aggregate amount of US$1,194,000 (2008: US$1,476,000) was paid to BSDC and GMRI.

2. Shangri-La International Hotel Management Limited ("SLIM") and its fellow subsidiaries provided hotel management, marketing, communication and reservation services ("Hotel Management Services") to five hotels/club which are owned by certain connected persons of the Company (as set out in the table below) pursuant to hotel management, marketing and related agreements entered into between various SLIM entities and the relevant connected persons of the Company. SLIM is an indirect wholly owned subsidiary of the Company.

   CPPL is the owner of Traders Hotel, Singapore. CPPL is owned as to 55.4% by Allgreen and as to 40.75% by the Group. As CPPL is a substantial shareholder of a subsidiary of the Company, both CPPL and Allgreen (being the holding company of CPPL) are regarded as connected persons of the Company at the subsidiaries' level under the HK Listing Rules.

   TYCL is the owner of Traders Hotel, Yangon. TYCL is owned as to 11.76% by Kuok (Singapore) Limited ("KSL"), as to 11.76% by Jenko Properties Limited ("JPL") and as to 59.16% by the Group. KSL is a substantial shareholder of certain subsidiaries of the Company and is regarded as a connected person of the Company at the subsidiaries' level. JPL is an indirect wholly owned subsidiary of KGL, a substantial shareholder of the Company, and is regarded as a connected person of the Company at the issuer's level. By virtue of the interest of JPL in TYCL (a 59.16% indirectly owned subsidiary of the Company), TYCL is also regarded as a connected person of the Company.

   PTSPH is the owner of Shangri-La Hotel, Surabaya. PTSPH is indirectly owned as to 30% by KGL and is an associate of the Company's substantial shareholder. Hence, PTSPH is regarded as a connected person of the Company under the HK Listing Rules.

   BKC is the owner of Shangri-La's Kerry Centre Hotel, Beijing. BKC is a connected person of the Company by virtue of its being a subsidiary of KPL which, in turn, is a subsidiary of KGL, a substantial shareholder of the Company.

   Aberdeen Marina Holdings Limited ("AMHL") is an indirect 79.17% owned subsidiary of KGL and is regarded as a connected person of the Company by virtue of it being a subsidiary of the substantial shareholder of the Company.

   Accordingly, the provision of the Hotel Management Services by SLIM and its fellow subsidiaries to those hotels/club as described above constitutes continuing connected transactions of the Company under the HK Listing Rules.

Details of these transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by SLIM and its fellow subsidiaries for the year ended 31 December 2009 (US$)	2008 (US$)
Traders Hotel, Singapore	Principal agreement signed on 1 March 1994. Various related agreements signed on various dates in 1994.	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	CPPL	**1,248,000**	1,759,000
Traders Hotel, Yangon	24 June 1995	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	TYCL	**282,000**	256,000
Shangri-La Hotel, Surabaya	27 October 1994	Management Agreement, Marketing and Reservations Agreement and Licence Agreement	PTSPH	**517,000**	571,000
Shangri-La's Kerry Centre Hotel, Beijing	30 June 1998	Management and Marketing Services Agreement	BKC	**1,292,000**	2,281,000
Aberdeen Marina Club, Hong Kong	20 February 1993	Operators Agreement	AMHL	**330,000**	279,000

REPORT OF THE DIRECTORS

3. Central Laundry Pte Ltd ("CLPL"), a 75% owned subsidiary of the Company in Singapore, operates a commercial laundry. The other 25% of CLPL is owned by CPPL which is, in turn, 55.4% owned by Allgreen and 40.75% owned by the Group.

   As CPPL is a substantial shareholder of CLPL, both CPPL and Allgreen are regarded as connected persons of the Company at the subsidiaries' level. Accordingly, the provision of commercial laundry services by CLPL to those properties owned by CPPL and Allgreen pursuant to the master agreements signed between CLPL and the relevant entities owning or operating those properties constitutes continuing connected transactions of the Company under the HK Listing Rules.

   Details of the transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by CLPL for the year ended 31 December 2009 (US$)	2008 (US$)
Great World Serviced Apartments#	(a) 15 October 1997, as supplemented by the supplemental agreements dated 15 April 2005 and 11 February 2008; and	Master Agreements for laundry services	(a) Great World Serviced Apartments; and (b) Midpoint	**265,000**	296,000
	(b) 15 October 1997, as supplemented by the supplemental agreement dated 11 February 2008; and 16 October 1997, as supplemented by the supplemental agreements dated 15 April 2005 and 11 February 2008. Pursuant to a deed of novation between CLPL, Midpoint Properties Limited ("Midpoint") and Worldwide Apartment Services Pte Ltd ("Worldwide") dated 1 December 2005, Worldwide was released and discharged from the master agreements and Midpoint has assumed all the terms and conditions of the master agreements in place of Worldwide with effect from 1 January 2006.				
Traders Hotel, Singapore##	1 April 1995, as supplemented by the supplemental agreements dated 15 April 2005 and 11 February 2008	Master Agreement for laundry services	Traders Hotel, Singapore	**687,000**	816,000

Owned by a member of the Allgreen Group
Owned by CPPL

Taking into account (i) the historical amounts received by CLPL in respect of each of these properties, (ii) the potentially achievable occupancy and utilization projections in respect of these properties, (iii) adjustments for inflation and buffer for unexpected price hikes, and (iv) the possible appreciation of Asian currencies against the US Dollar, the Company has set out the following annual caps in 2008 for each of the three financial years ending respectively 31 December 2008, 2009 and 2010:

	Financial year ended 31 December		
Property	**2008 (US$)**	**2009 (US$)**	**2010 (US$)**
Great World Serviced Apartments	500,000	580,000	680,000
Traders Hotel, Singapore	1,200,000	1,400,000	1,600,000

4. On 27 June 2005, Addu Investments Private Limited ("AIPL"), which is 70% indirectly owned by the Company and 30% owned by the Government of the Republic of Maldives (the "Maldivian Government"), entered into a lease agreement (the "Lease") with the Maldivian Government for the lease of the whole of an island located in Villingili, Addu Atoll, Republic of Maldives (the "Island") for 25 years. The Lease was entered into to enable AIPL to construct, develop, own and operate a luxury tourist resort on the Island (the "Resort"). The Maldivian Government is a connected person of the Company by virtue of it being a substantial shareholder of AIPL. Hence, the execution of the Lease constitutes a non-exempt continuing connected transaction of the Company under the HK Listing Rules.

During the first ten years of the term of the Lease, starting from the date of commencement of the operation of the Resort or 18 months from the date of approval by all the relevant Maldivian Government departments of all detailed drawings, designs and work plan with respect to the Resort, whichever is the earlier, annual rent shall be paid as agreed between the parties with reference to the number of beds available in the Resort. The annual rent payable on a per bed basis has been agreed between the parties. In accordance with the method of calculation as set out in the Lease and with reference to the anticipated number of beds to be built in the Resort, the amount of annual rent payable during the first ten years of the Lease is expected to be less than US$4,050,000. The annual rent for the second ten years and the annual rent for the last five years of the Lease shall be determined by the Maldivian Government, in consultation with AIPL, six months prior to the commencement of the respective periods. In determining the annual rent for the subsequent periods, the Maldivian Government shall take into account the factors as mentioned in the Lease. The annual rent shall be paid upon commencement of operation of the Resort by quarterly installments in advance before the commencement of the quarter for which such payment is due. For the year ended 31 December 2009, the amount of rent incurred by AIPL payable to the Maldivian Government amounted to US$410,000 (2008: Nil).

REPORT OF THE DIRECTORS

5. SLIM entered into a tenancy agreement with MegaBox Development Company Limited ("MegaBox Development"), an indirect wholly owned subsidiary of KPL, on 5 June 2008, pursuant to which MegaBox Development has agreed to lease certain floors of office premises to SLIM at a monthly rental of HK$770,036 (exclusive of management fee which amounts to HK$104,212 per month, government rates and other taxes and charges (if any)) for a fixed term of twenty nine months and twenty six days from 5 June 2008 and expiring on 30 November 2010 (both days inclusive) with an option to extend the tenancy agreement for not more than six months after the expiry of the tenancy agreement. On 12 June 2008, SLIM also entered into two licence agreements with MegaBox Development, pursuant to which MegaBox Development has agreed to grant licences to SLIM at a monthly licence fee of HK$10,500 for five floating carparking spaces and HK$9,300 for three fixed carparking spaces during the period from 27 July 2008 until the expiry of the term of the tenancy agreement. MegaBox Development is an indirect wholly owned subsidiary of KPL. KPL is an associate of KHL (a substantial shareholder of the Company) and therefore MegaBox Development is a connected person of the Company. For the year ended 31 December 2009, an aggregate amount of US$1,328,000 (2008: US$747,000) was paid to MegaBox Development.

   Based on the rental amount and the management fee payable under the tenancy agreement, the licence fees payable under the licence agreements and taking into account of the additional cost for extra air-conditioning supply after normal office hours and any possible adjustment to the management fee and/or the licence fees as a result of inflation, the Company has set the following annual caps in 2008 for each of the financial years ending respectively 31 December 2008, 2009, 2010 and 2011:

Financial Year Ending	Annual Cap	Equivalent Amount in US$
31 December 2008	HK$6,500,000	839,000
31 December 2009	HK$11,500,000	1,484,000
31 December 2010	HK$11,500,000	1,484,000
31 December 2011	HK$5,300,000	684,000

6. On 7 May 2009, SLUL entered into a tenancy agreement with each of (1) MCS Holding and (2) Green Catering, a wholly owned subsidiary of MCS Holding. Pursuant to the tenancy agreements, SLUL has agreed to lease Levels 8, 14, 15 and 16 of office premises to MCS Holding and Level 17 of office premises to Green Catering for a term of 3 years from 7 May 2009 and ending on 6 May 2012 (both days inclusive) at a monthly rental of US$209,260.50 and monthly management fee of US$34,305 (subject to periodic revision and readjustment) for Levels 8, 14, 15 and 16 and a monthly rental of US$63,159 and monthly management fee of US$11,095.50 (subject to periodic revision and readjustment) for Level 17, exclusive of value-added tax, government levies and taxes and other outgoings required by the laws and regulations. In respect of the tenancy agreement for Level 17, the rental period was subsequently amended to start from 1 October 2009 and expiring on 30 September 2012 (both days inclusive), and the management fee from 1 October to 3 December 2009 was reduced by an amount of US$11,632.38. In respect of the tenancy agreement for Levels 8, 14, 15 and 16, due to problem with the air-conditioning system, the management fee for 2009 was reduced by an aggregate amount of US$15,547.91.

On 7 May 2009, SLUL also entered into a master licence agreement with MCS Holding, pursuant to which SLUL has agreed to grant licences to MCS Holding at a maximum fee of US$8 per day per car parking space (exclusive of value-added tax and subject to adjustment upon periodic review) for a maximum of 15 car parking spaces for a period of 36 months from 7 May 2009 and ending on 6 May 2012 (both days inclusive).

Under the tenancy agreements, MCS Holding and Green Catering are required to pay deposits of US$730,696.50 and US$222,763.50 respectively to SLUL. The obligation to pay deposits by MCS Holding and Green Catering can be substituted by Mr Odjargal Jambaljamts ("OJ") providing a guarantee in favour of SLUL to guarantee performance of MCS Holding and Green Catering under the tenancy agreements. In this connection, OJ entered into two letters of guarantee on 7 May 2009 in favour of SLUL under which OJ unconditionally and irrevocably guarantees the due and punctual performance of all obligations of MCS Holding and Green Catering up to the amount of the deposits under the tenancy agreements. Each of the letters of guarantee will subsist during the term under the tenancy agreements and will remain in full force and effect until all the obligations of MCS Holding and Green Catering under the tenancy agreements have been fully paid, satisfied and performed in the opinion of SLUL.

Subsidiaries of MCS Holding are substantial shareholders of certain subsidiaries of the Company, and hence MCS Holding is a connected person of the Company. OJ, a director of certain subsidiaries of the Company, is also a connected person of the Company. Therefore, the entering into of the tenancy agreements and master licence agreement constituted continuing connected transactions of the Company. For the year ended 31 December 2009, an aggregate amount of US$866,000 was received from MCS Holding and Green Catering.

Based on the monthly rental and management fee payable under the tenancy agreements, the licence fee payable under the master licence agreement and taking into account the possible revisions and adjustments to the management fees and/or the licence fees as a result of inflation and estimated charges for air-conditioning supply after normal business hours. The Company has set out the following annual caps in 2009 for each of the financial years ending respectively 31 December 2009, 2010, 2011 and 2012:–

Annual Cap (US$)	**2009**	**2010**	**2011**	**2012**
Transaction under the tenancy agreements	2,400,000	3,500,000	3,600,000	1,300,000
Transaction under the master licence agreement	30,000	45,000	45,000	16,000

REPORT OF THE DIRECTORS

The continuing connected transactions mentioned in (1) to (6) above have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the transactions have been entered into:

a. in the ordinary and usual course of business of the Company;

b. either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

c. in accordance with the relevant agreements governing such transactions; and

d. on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In accordance with Rule 14A.38 of the HK Listing Rules, the Board engaged the auditor of the Company to perform certain agreed upon procedures on the above continuing connected transactions in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported to the Board that:

A. In relation to the transactions set out in (1) to (6) above, the transactions:

   a. have received the approval of the Board;

   b. involving the provision of goods and services by the Group, are in accordance with the pricing policies of the Group (for the samples selected); and

   c. have been entered into in accordance with the relevant agreements governing the transactions (for the samples selected).

B. In relation to the transactions set out in (3) to (6) above, the transactions have not exceeded the relevant annual caps, as disclosed in the announcements dated 15 November 2005, 13 February 2008, 12 June 2008 and 11 May 2009.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2009, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Long positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2009
Substantial Shareholders			
Kerry Group Limited ("KGL") *(Note 1)*	Interest of controlled corporations	1,444,678,887	50.04%
Kerry Holdings Limited ("KHL") *(Notes 2 and 3)*	Beneficial owner	70,460,697	48.89%
	Interest of controlled corporations	1,341,065,525	
Caninco Investments Limited *(Notes 3 and 4)*	Beneficial owner	500,582,400	21.74%
	Interest of a controlled corporation	127,034,035	
Paruni Limited *(Notes 3 and 4)*	Beneficial owner	309,269,059	10.86%
	Interest of a controlled corporation	4,115,154	
Persons other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 3 and 4)*	Beneficial owner	265,892,194	9.21%
Janus Capital Management LLC	Investment manager	173,365,000	6.01%

REPORT OF THE DIRECTORS

Notes:

1. Out of KGL's corporate interest in 1,444,678,887 shares, 1,411,526,222 shares were held through KHL and its controlled corporations and 33,152,665 shares were held by other wholly owned subsidiaries of KGL.

2. Out of KHL's corporate interest in 1,341,065,525 shares, 1,315,302,308 shares were held through its wholly owned subsidiaries, 14,896,162 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly owned subsidiaries as aforementioned) and 10,867,055 shares were held through a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, a 73.61% owned subsidiary of the Company.

3. These companies are wholly owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

4. These companies are wholly owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

Save as mentioned above, as at 31 December 2009, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

PROPERTIES UNDER DEVELOPMENT

Details of the Group's properties under development are as follows:

a. Hotels owned and managed by the Group (total 8 developments)		Group's Effective Interest as at 31 December 2009	Approximate Total Site Area (square meter)	Approximate Total Gross Floor Area (square meter)	Projected Rooms	No. of Apartments	Stage of completion	Projected Opening	Address
Guilin, Mainland China	Shangri-La Hotel	100%	48,285	77,100	430	–	Opened for business	9 March 2010	111, Head of Yushan Bridge, North of the Second Ring Road, Guilin 541001, Guangxi Province, The People's Republic of China
Beijing, Mainland China	China World Summit Wing (part of Grand Tower in China World Trade Centre)	40.19%	N/A	69,602	278	130	Interior finishing work in progress	Mid 2010	1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China
Manzhouli, Inner Mongolia, Mainland China	Shangri-La Hotel	100%	25,000	48,968	201	16	Exterior finishing work in progress	Mid 2011	No.99 Liu Dao Jie, Manzhouli Inner Mongolia, The People's Republic of China
Shanghai, Mainland China	Kerry Hotel Pudong, Shanghai (part of composite development of Kerry Parkside Shanghai Pudong)	23.20%	N/A	70,000	574	182	Tower topped out and all major structural work completed. Mechanical and engineering, curtain wall and interior fit-out work in progress	Late 2010	No. 1039 Fangdian Road, Adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, The People's Republic of China
	Jing An Shangri-La (part of composite development of Jing An Kerry Centre)	49%	N/A	73,177	518	45	Structural work in progress	2012	1238 & 1288 Yanan Zhong Road, 1537 & 1565 Nanjing Xi Road, Jing An District, Shanghai, The People's Republic of China
Tianjin, Mainland China	Shangri-La Hotel (part of composite development of Tianjin Kerry Centre)	20%	N/A	71,000	523	12	Excavation and structural work in progress	2012	Junction of Liuwei Road and Liujin Road, Hedong District, Tianjin, The People's Republic of China
Ulaanbaatar, Mongolia	Shangri-La Hotel	75%	30,000	32,782	252	6	Basement structural work in progress	2012	North East of National Amusement Park Place, Khoroo 1 of Sukhbaatar District, Ulaanbaatar, The Republic of Mongolia
Paris, France	Shangri-La Hotel	100%	3,953	18,375	101	–	Conversion work in progress	Late 2010	10 Avenue d'Iena, 75116 Paris, France
	Total				**2,877**	**391**			

REPORT OF THE DIRECTORS

b. Hotels under operating lease and managed by the Group (total 2 projects)		Group's Effective Interest as at 31 December 2009	Approximate Total Site Area (square meter)	Approximate Total Gross Floor Area (square meter)	Projected Rooms	No. of Apartments	Stage of completion	Projected Opening	Address
Vienna, Austria	Shangri-La Hotel	N/A	N/A	15,760	202	–	Interior finishing work in progress	Late 2010	Schubertring, Bezirk, Vienna, Austria
London, United Kingdom	Shangri-La Hotel at London Bridge Tower	N/A	N/A	16,932	195	–	Design and concept planning stage	2012	32 London Bridge Street, Southwark, London SE1, United Kingdom
	Total				**397**				

c. Investment properties owned by the Group (total 4 projects)		Group's Effective Interest as at 31 December 2009	Approximate Total Site Area (square meter)	Approximate Total Gross Floor Area (square meter)	Stage of completion	Projected Opening	Address
Beijing, Mainland China	China World Trade Center Phase III (part of Grand Tower in China World Trade Centre)	40.19%	35,854		Interior finishing work in progress	Mid 2010	1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China
	Office			150,520			
	Commercial			46,572			
Shanghai, Mainland China	Composite development of Kerry Parkside Shanghai Pudong	23.20%	58,949		All tower topped out and all major structural work completed. Mechanical and engineering, curtain wall and interior fit-out work in progress	End 2010	No. 1039 Fangdian Road, Adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, The People's Republic of China
	Office			92,000			
	Commercial			45,000			
	Serviced apartment			34,000			
	Entrance hall			4,000			
	Composite development of Jing An Kerry Centre	49%	45,867		Structural work in progress	2012	1238 & 1288 Yanan Zhong Road, 1537 & 1565 Nanjing Xi Road, Jing An District, Shanghai, The People's Republic of China
	Office			112,432			
	Commercial			68,569			
Tianjin, Mainland China	Composite development of Tianjin Kerry Centre	20%	86,164		Excavation and structural work in progress	2012	Junction of Liuwei Road and Liujin Road, Hedong District, Tianjin, The People's Republic of China
	Residential			224,750			
	Office			59,000			
	Commercial			129,900			

d. Properties under concept planning (Total 7 projects)	Purpose	Effective Interest	Approximate Total Site Area (square meter)	Approximate Total Gross Floor Area (square meter)	Address
Sanya, Mainland China	Hotel	100%	179,111	94,997	No. 8 Hotel Land, the first phase of tourism resort district, Haitang Bay, Sanya, Hanian, The People's Republic of China
Qinhuangdao, Mainland China	Hotel	100%	39,860	62,620	West Section of Hebei Street, Haigang District, Qinghuangdao, Hebei Province, The People's Republic of China
Nanchang City, Mainland China	Composite Development	20%	47,738	238,685	Lot No. B-7, Honggutan Central, Nanchang, The People's Republic of China
Tangshan City, Mainland China	Composite Development	35%	94,768	277,500	Da Li Road, Changhong Street, Chaoyang Street, Feng Huang Xin Cheng, Tangshan, The People's Republic of China
Nanjing City, Mainland China	Composite Development	55%	16,300	85,000	No. 331 Zhong Yang Road, Gu Lou District, Nanjing, The People's Republic of China
Qufu, Mainland China	Hotel	100%	50,700	51,707	10 Chun Qiu Road, Qufu, Shandong, The People's Republic of China
Taguig, Metro Manila, The Philippines	Composite Development	40%	15,127	151,218	Northern Portion of the West Super Block, Bonifacio Global City at Taguig, Metro Manila, The Philippines

REPORT OF THE DIRECTORS

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year and up to the date of this report, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

SERVICE CONTRACTS

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the HK Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board was set up on 17 October 1997. The Committee currently comprises three members including the Chairman and two Independent Non-Executive Directors. The Committee acts in accordance with written terms of reference. The current Committee members are Mr KUOK Khoon Ean, Mr Alexander Reid HAMILTON and Mr WONG Kai Man, BBS, JP.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The Committee members up to the date of this report were Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr WONG Kai Man, BBS, JP. The Committee reviewed the Group's 2009 audited financial statements before they were tabled for the Board's review and approval.

AUDITOR

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board





KUOK Khoon Ean
Director

Madhu Rama Chandra RAO
Director

Hong Kong, 17 March 2010

INDEPENDENT AUDITOR'S REPORT



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

Independent Auditor's Report
To the Shareholders of Shangri-La Asia Limited
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Shangri-La Asia Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 71 to 163, which comprise the consolidated and Company balance sheets as at 31 December 2009, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTOR'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility include designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

INDEPENDENT AUDITOR'S REPORT

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.



PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17 March 2010

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2009 US$'000	2008 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**3,976,184**	3,789,324
Investment properties	8	**675,634**	524,309
Leasehold land and land use rights	9	**533,376**	520,794
Intangible assets	10	**94,450**	95,452
Interest in associates	12	**1,590,397**	1,270,364
Deferred income tax assets	23	**1,262**	1,117
Available-for-sale financial assets	13	**4,681**	4,158
Other receivables	14	**21,802**	3,683
		6,897,786	6,209,201
Current assets			
Inventories		**36,252**	31,805
Properties for sale		**27,921**	–
Accounts receivable, prepayments and deposits	15	**128,824**	191,108
Due from associates	12	**34,214**	14,244
Financial assets held for trading	16	**24,386**	13,326
Cash and bank balances	17	**665,317**	463,027
		916,914	713,510
Total assets		**7,814,700**	6,922,711





KUOK Khoon Ean
Director

Madhu Rama Chandra RAO
Director

	Note	As at 31 December 2009 US$'000	2008 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	18	**1,943,448**	1,940,997
Other reserves	19	**1,412,324**	1,334,921
Retained earnings			
– Proposed final dividend	34	**22,269**	37,090
– Others		**851,464**	640,323
		4,229,505	3,953,331
Non-controlling interests	22	**315,792**	298,057
Total equity		**4,545,297**	4,251,388
LIABILITIES			
Non-current liabilities			
Bank loans	20	**2,240,553**	1,889,273
Derivative financial instruments	21	**44,773**	65,916
Due to non-controlling shareholders	22	**35,329**	27,012
Deferred income tax liabilities	23	**216,037**	220,044
		2,536,692	2,202,245
Current liabilities			
Accounts payable and accruals	24	**441,787**	404,380
Due to non-controlling shareholders	22	**5,178**	6,355
Current income tax liabilities		**14,830**	19,330
Bank loans and overdrafts	20	**269,176**	39,013
Derivative financial instruments	21	**1,740**	–
		732,711	469,078
Total liabilities		**3,269,403**	2,671,323
Total equity and liabilities		**7,814,700**	6,922,711
Net current assets		**184,203**	244,432
Total assets less current liabilities		**7,081,989**	6,453,633

BALANCE SHEET

	Note	As at 31 December 2009 US$'000	As at 31 December 2008 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**148**	115
Investments in subsidiaries	11	**3,070,516**	3,228,630
Club debentures		**840**	840
		3,071,504	3,229,585
Current assets			
Amounts due from subsidiaries	11	**106,174**	122,542
Dividends receivable, prepayments and deposits		**334,967**	283,374
Cash and bank balances	17	**152,045**	12,662
		593,186	418,578
Total assets		**3,664,690**	3,648,163

	Note	As at 31 December 2009 US$'000	As at 31 December 2008 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	18	**1,943,448**	1,940,997
Other reserves	19	**1,541,388**	1,541,742
Retained earnings			
– Proposed final dividend	34	**22,353**	37,230
– Others		**42,861**	29,339
Total equity		**3,550,050**	3,549,308
LIABILITIES			
Non-current liabilities			
Derivative financial instruments	21	**44,773**	65,916
Current liabilities			
Accounts payable and accruals		**8,194**	9,069
Derivative financial instruments	21	**1,740**	–
Amounts due to subsidiaries	11	**59,933**	23,870
		69,867	32,939
Total liabilities		**114,640**	98,855
Total equity and liabilities		**3,664,690**	3,648,163
Net current assets		**523,319**	385,639
Total assets less current liabilities		**3,594,823**	3,615,224



KUOK Khoon Ean
Director



Madhu Rama Chandra RAO
Director

CONSOLIDATED INCOME STATEMENT

	Note	2009 US$'000	2008 US$'000
		Year ended 31 December	
Sales	5	**1,230,033**	1,353,271
Cost of sales	25	**(551,590)**	(551,249)
Gross profit		**678,443**	802,022
Other losses – net	26	**(20,778)**	(82,915)
Marketing costs	25	**(49,279)**	(45,065)
Administrative expenses	25	**(111,311)**	(102,954)
Other operating expenses	25	**(445,727)**	(407,923)
Operating profit		**51,348**	163,165
Finance (costs)/gain	29	**(24,430)**	12,851
Share of profit of associates	30	**270,595**	76,867
Profit before income tax		**297,513**	252,883
Income tax expense	31	**(36,767)**	(69,416)
Profit for the year		**260,746**	183,467
Attributable to:			
Equity holders of the Company		**255,499**	165,940
Non-controlling interests		**5,247**	17,527
		260,746	183,467
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– basic	33	**8.89**	5.76
– diluted	33	**8.88**	5.75
Dividends	34	**44,529**	89,213

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 31 December	
	2009	**2008**
	US$'000	**US$'000**
Profit for the year	**260,746**	183,467
Other comprehensive income:		
Currency translation differences – subsidiaries	**77,603**	(32,651)
Currency translation differences – associates	**8,477**	49,383
Other comprehensive income for the year	**86,080**	16,732
Total comprehensive income for the year	**346,826**	200,199
Attributable to:		
Equity holders of the Company	**332,759**	192,202
Non-controlling interests	**14,067**	7,997
	346,826	200,199

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Attributable to equity holders of the Company					
		Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total
		US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2009		1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
Currency translation differences		–	77,260	–	77,260	8,820	86,080
Net income recognized directly in equity		–	77,260	–	77,260	8,820	86,080
Profit for the year		–	–	255,499	255,499	5,247	260,746
Total comprehensive income for the year ended 31 December 2009		–	77,260	255,499	332,759	14,067	346,826
Exercise of share options – allotment of shares	*18*	2,097	–	–	2,097	–	2,097
Exercise of share options – transfer from option reserve to share premium	*18, 19*	354	(354)	–	–	–	–
Payment of 2008 final dividend		–	–	(37,093)	(37,093)	–	(37,093)
Payment of 2009 interim dividend		–	–	(22,260)	(22,260)	–	(22,260)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in a subsidiary		–	497	174	671	–	671
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(9,321)	(9,321)
Equity acquired by non-controlling shareholders		–	–	–	–	5,382	5,382
Equity injected by non-controlling shareholders		–	–	–	–	14,370	14,370
Net change in equity loans due to non-controlling shareholders		–	–	–	–	(6,763)	(6,763)
		2,451	143	(59,179)	(56,585)	3,668	(52,917)
Balance at 31 December 2009		1,943,448	1,412,324	873,733	4,229,505	315,792	4,545,297

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Attributable to equity holders of the Company					
		Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Non-controlling interests US$'000	Total US$'000
Balance at 1 January 2008		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
Currency translation differences		–	26,262	–	26,262	(9,530)	16,732
Net income/(expenses) recognized directly in equity		–	26,262	–	26,262	(9,530)	16,732
Profit for the year		–	–	165,940	165,940	17,527	183,467
Total comprehensive income for the year ended 31 December 2008		–	26,262	165,940	192,202	7,997	200,199
Exercise of share options – allotment of shares	18	5,351	–	–	5,351	–	5,351
Exercise of share options – transfer from option reserve to share premium	18, 19	1,069	(1,069)	–	–	–	–
Granting of share options – value of employee service	19	–	454	–	454	–	454
Payment of 2007 final dividend		–	–	(44,644)	(44,644)	–	(44,644)
Payment of 2008 interim dividend		–	–	(52,123)	(52,123)	–	(52,123)
Transferred from financial assets held for trading	16	–	–	(18,785)	(18,785)	(6,735)	(25,520)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries		–	–	(10,994)	(10,994)	–	(10,994)
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(14,384)	(14,384)
Equity acquired from non-controlling shareholders		–	–	–	–	(7,109)	(7,109)
Equity injected and acquired by non-controlling shareholders		–	–	–	–	15,283	15,283
Net change in equity loans due to non-controlling shareholders		–	–	–	–	(453)	(453)
		6,420	(615)	(126,546)	(120,741)	(13,398)	(134,139)
Balance at 31 December 2008		1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388

Included in the retained earnings are statutory funds of approximately US$34,529,000 (2008: US$30,512,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

CONSOLIDATED CASH FLOW STATEMENT

	Note	2009 US$'000	2008 US$'000
		Year ended 31 December	
Cash flows from operating activities			
Cash generated from operations	35	**357,614**	460,074
Interest paid		**(67,072)**	(68,097)
Hong Kong profits tax paid		**(10,651)**	(15,381)
Overseas tax paid		**(37,102)**	(61,940)
Net cash generated from operating activities		**242,789**	314,656
Cash flows from investing activities			
Purchase of property, plant and equipment		**(144,454)**	(121,169)
Expenditure on properties under development		**(344,045)**	(530,078)
Purchase of leasehold land and land use rights		**(33,177)**	(100,947)
Purchase of investment properties		**(9,610)**	(4,981)
Proceeds from disposal of property, plant and equipment; leasehold land and land use rights; and investment properties		**5,060**	1,138
Deposit payments for land use rights and lease		**–**	(29,056)
Acquisition of interest/additional interest and loan in subsidiaries	35	**(6,546)**	(49,893)
Proceeds received from dilution of interest in a subsidiary		**–**	1,935
Acquisition of associates		**(20,754)**	–
Capital contribution to associates		**(29,993)**	(43,212)
Net decrease/(increase) in loans to associates		**875**	(15,589)
Purchase of club debentures		**(415)**	–
Interest received		**3,975**	7,654
Dividends received from associates		**13,168**	44,524
Dividends received from listed securities		**424**	382
Decrease/(increase) in short-term bank deposits more than 3 months maturity		**50,442**	(26,802)
Net cash used in investing activities		**(515,050)**	(866,094)

	Note	2009 US$'000	2008 US$'000
		Year ended 31 December	
Cash flows from financing activities			
Dividends paid to the Company's equity holders		**(59,353)**	(96,767)
Dividends paid to non-controlling shareholders		**(9,522)**	(17,763)
Proceeds from issuance of ordinary shares		**2,097**	5,351
Net (decrease)/increase in loans from non-controlling shareholders		**(1,165)**	4,805
Capital injection from non-controlling shareholders		**13,762**	14,949
Repayment of bank loans		**(547,800)**	(239,908)
Bank loans drawn down		**1,124,136**	923,621
Net cash generated from financing activities		**522,155**	594,288
Net increase in cash and cash equivalents		**249,894**	42,850
Cash and cash equivalents at beginning of the year		**406,356**	357,405
Exchange gains on cash and cash equivalents		**3,391**	6,101
Cash and cash equivalents at end of the year	17	**659,641**	406,356

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

1. GENERAL INFORMATION

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). They have been prepared under the historical cost convention except that financial assets, financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

Change in accounting policy

As a result of the 2008 Improvements to HKFRSs, HKAS 40 "Investment Property" has been amended. Under Amendment to HKAS 40 "Investment Property", property that is being constructed or developed for future use as investment property is classified as investment property before construction or development is completed with effect from 1 January 2009. Property that is being constructed or developed for future use as investment property was transferred to investment properties and revalued to fair value determined by an external valuer when its fair value becomes reliably determinable on a continuing basis. Investment property is being reviewed for each financial period and carried at fair value. Changes in fair values are recognized in the income statement.

The adoption of Amendment to HKAS 40 "Investment Property" has no impact on the consolidated financial statements before 1 January 2009 but has the following impact in current financial year.

	As at 31 December 2009 US$'000
Increase in interest in associates	202,853
Increase in retained earnings	202,853

	For the year ended 31 December 2009 US$'000
Increase in share of profit of associates	202,853
Increase in basic earnings per share (in US cents)	7.06
Increase in diluted earnings per share (in US cents)	7.05

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of preparation (continued)

The Group has early adopted the following amended standards for financial period beginning 1 January 2008, which are relevant to the Group's operation and are mandatory for financial year ended 31 December 2010.

HKAS 27 Revised	Consolidated and Separate Financial Statements
HKFRS 3 Revised	Business Combinations

The following new standards, amendments to standards, new interpretations and the HKICPA's improvements to HKFRS published in October 2008 are relevant to the Group's operation and are mandatory for financial year ended 31 December 2009:

HKAS 1 Revised	Presentation of Financial Statements
HKAS 23 Revised	Borrowing Costs
HKAS 32 (Amendment)	Financial Instruments: Presentation
HKFRS 2 (Amendment)	Share-based Payment
HKFRS 7 (Amendment)	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation

These new standards, amendments to standards and new interpretations had no material impact on the presentation of the Group's financial statements except as follows:

HKAS 1 Revised "Presentation of Financial Statements" prohibits the presentation of certain items of income and expenses (that is "non-owner changes in equity") in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. Entities can choose to present one statement of comprehensive income or two statements (the consolidated income statement and statement of comprehensive income). The Group has opted to present two statements for the financial period beginning 1 January 2009.

HKFRS 8 "Operating Segments" replaces HKAS 14 "Segment Reporting". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. This will result in the segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The Company presented its segment information on that basis for the financial period beginning 1 January 2009.

The following new standards, amendments to standards, new interpretation and the HKICPA's improvements to HKFRS published in May 2009 are relevant to the Group's operation but are not effective for 2009 and have not been early adopted:

HKAS 1 (Amendment)	Presentation of Financial Statements
HKAS 24 Revised	Related Party Disclosures
HKAS 38 (Amendment)	Intangible Assets
HKFRS 2 (Amendment)	Share-based Payment
HKFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations
HKFRS 9	Financial Instruments
HK(IFRIC) – Int 17	Distributions of Non-cash Assets to Owners

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of preparation (continued)

Accounting policy for properties for sale recognized in the consolidated balance sheet of the year is provided in Note 2.13.

2.2 Consolidation

The consolidated financial statements included the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Consolidation (continued)

(b) Transactions and non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases of additional interest in subsidiaries from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of partial interest in subsidiaries to non-controlling interests are also recorded in equity.

(c) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment losses) identified on acquisition *(see Note 2.8)*.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associates are stated at cost less provision for impairment losses, if any. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.3 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performances of the operating segments, has been identified as the executive directors of the Company.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's principal subsidiaries are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4 Foreign currency translation (continued)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign exchange gains and losses that related to borrowings and cash and bank balances are presented in the consolidated income statement within finance gain/(costs).

Translation differences on non-monetary items, such as financial assets held for trading held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Property, plant and equipment

Buildings comprise mainly hotel properties. All property, plant and equipment are stated at historical cost less depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Property, plant and equipment (continued)

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation is calculated to write off the cost to their residual value on a straight-line basis over the expected useful lives. The useful lives or principal annual rates used are:

Hotel buildings and other buildings	Lower of underlying land lease term or 50 years
Furniture, fixtures and equipment	10% to 33⅓%
Motor vehicles	20% to 25%
Plant and machinery	5% to 10%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Properties under development and freehold land for hotel properties are not subject to depreciation and are stated at cost less accumulated impairment, if any.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating expenses in the income statement.

2.6 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property. Property that is being constructed or developed for future use as investment property is also classified as investment property before construction or development is completed.

Investment property comprises land held under operating lease or freehold and buildings. Land held under operating leases are classified and accounted for as investment property without amortization when the rest of the definition of investment property is met.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value reviewed annually by external professional valuers. Property under construction that is being classified as investment property is revalued to fair value determined by an external valuer when its fair value becomes reliably determinable on a continuing basis. Changes in fair values are recognized in the income statement.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7 Leasehold land and land use rights

Prepaid leasehold land premiums or land use rights for hotel properties or for development of hotel properties are classified and accounted for as leasehold land and land use rights and are stated at cost and amortized over the period of the lease on a straight-line basis to the income statement.

2.8 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill on acquisitions of subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are shown at historical cost. Trademarks and licences have a definite useful life and are carried at cost less accumulated amortization and impairment, if any. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 20 years.

(c) Website development costs

Website development costs that are directly associated with the development of identifiable and unique products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Such development costs are carried at cost less accumulated amortization and impairment, if any. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives of 3 years upon commencement of operation.

2.9 Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee's net assets including goodwill.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10 Investments

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this classification at every reporting date.

(a) Financial assets held for trading

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet *(Note 2.14)*.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The non-derivatives are stated at cost less impairment as the fair value of these unlisted financial assets cannot be reliably measured.

Purchases and sales of investments are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value for all financial assets. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets held for trading are subsequently carried at fair value based on current market closing bid prices with realized and unrealized gains and losses arising from changes in the fair value included in the income statement in the period in which they arise. Loans and receivables are carried at amortized cost using the effective interest method less impairment with changes in carrying value to be recognized in the income statement. Unlisted equity as included in available-for-sale financial assets are stated at cost less impairment (which is charged to the income statement) as the fair value of these unlisted financial assets cannot be reliably measured. Club debentures held for long-term investment purpose and included in available-for-sale financial assets are stated at fair value and the changes in fair value are recognized in equity.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value below its cost is considered as an indicator whether the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement) is removed from equity and recognized in the income statement. Impairment testing of loans and receivables is the same as trade and other receivables as disclosed in Note 2.14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Derivative financial instruments that do not qualify for hedge accounting are categorized as derivatives at fair value through profit or loss and changes in the fair value of these derivative instruments are recognized immediately in the consolidated income statement within 'Other gains/(losses) – net'.

2.12 Inventories

Inventories are stated at the lower of cost and net realizable value.

Cost, being cost of purchase, is determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense.

2.13 Properties for sale

Properties for sale are initially measured at the carrying amount of the property at the date of reclassification from properties under development. Subsequently, the properties are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

2.14 Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of loss is recognized in the income statement within administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenses in the income statement.

2.15 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within bank loans in current liabilities on the balance sheet.

2.16 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Share capital (continued)

Where any group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from the consolidated equity attributable to the Company's equity holders until the shares are resold. Where such shares are subsequently resold, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, will increase the consolidated equity attributable to the Company's equity holders.

The dividends on these own shares held are excluded from the dividend distribution to the Company's equity holders recognized in the consolidated financial statements.

2.17 Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.18 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. The difference between the proceeds received and fair value at inception (fair value gain/loss) is recognized in the income statement. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.19 Pre-operating expenditure

Pre-operating expenditure is charged to the income statement in the year in which it is incurred.

2.20 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the applicable laws and regulations at different jurisdictions and the recommendations of independent qualified actuaries for defined benefit plans.

For the Group's defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions, where applicable. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans at least every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognized over the average remaining service lives of employees. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested.

2.22 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made. Provisions are not recognized for future operating losses.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.23 Revenue recognition

Revenue comprises the fair value for the sales of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognized as follows:

Sales:

(i) Hotel revenue from room rental, food and beverage sales and other ancillary services is recognized when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognized when the services are rendered.

(iii) Rental revenue from investment properties is recognized on a straight-line basis over the periods of the respective leases.

Other revenue:

(iv) Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

(v) Dividend income from other investments is recognized when the right to receive payment is established.

2.24 Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the leases.

2.25 Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or directors where appropriate.

2.26 Share-based compensation

The Group operates two equity-settled, share-based compensation plans. For options granted on or before 7 November 2002, the Group has taken advantage of the transitional provisions in HKFRS 2 under which the fair value recognition and measurement policies have not been applied. For options granted after 7 November 2002, the fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets) and performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.26 Share-based compensation (continued)

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The related balance previously recognized in the option reserve is also credited to the share premium.

2.27 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

2.28 Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of subsidiaries or associates to secure loans, overdrafts and other banking facilities.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. The fair value of a financial guarantee at the time of signature is zero because all guarantees are agreed on arm's length terms and the value of the premium agreed corresponds to the value of the guarantee obligation. No receivable for the future premiums is recognized. Subsequent to initial recognition, the Company's liabilities under such guarantees are measured at the higher of the initial amount, less amortization of fees recognized in accordance with HKAS 18, and the best estimate of the amount required to settle the guarantee. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated income statement within other operating expenses.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognized as part of the cost of the investment in the financial statements of the Company

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk, liquidity risk and interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

3 FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

Risk management is carried out by the Group Treasury under guidance of the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides principles for overall risk management and covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group has investments in different foreign operations, whose net assets are exposed to foreign currency translation risk.

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, the Philippines, Japan, Singapore, Malaysia and Thailand derive their revenues (and most of the expenses associated therewith) in local currencies. The Group's hotels are quoting room tariffs in the local currency in view of the general appreciation of the Asian currencies against US dollar. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in US dollars.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risk involved and the cost of obtaining such cover.

The Group analyzes its exchange exposure based on the financial position at year end. The Group's exchange risk at the unit level mainly arises from long-term bank borrowings and shareholders' loans and the Group calculates such impact on the income statement. The Group calculates the impact on exchange fluctuation reserve of the exchange risk on consolidation arising from the translation of the net investment in foreign entities. At 31 December 2009, if US dollar and Hong Kong dollar has weakened/strengthened by 5% against all other currencies with all other variables held constant, the Group's profit attributable to the equity holders of the Company and exchange fluctuation reserve would have been increased/decreased by US$40,566,000 (2008: US$35,414,000) and US$216,845,000 (2008: US$212,079,000), respectively. Exchange rate between US dollar and Hong Kong dollar is only allowed to fluctuate in a narrow range under the Hong Kong's linked exchange rate system.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(a) Market risk (continued)

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as financial assets held for trading and are stated at fair value through profit or loss. Available-for-sale financial assets are investments in unquoted shares and not subject to price risk. The Group is not exposed to commodity price risk.

Equity security price risk is the risk that the fair values of the trading securities decrease as a result of changes in the value of individual securities which are also affected by the change in the level of equity indices.

For every 5% increase/decrease in the fair value of the trading securities classified under financial assets held for trading, the carrying value of the trading securities will increase/decrease by US$1,219,000 (2008: US$666,000) while the Group's profit attributable to the equity holders of the Company will increase/decrease by US$1,199,000 (2008: US$648,000) assuming that no account is given for factors such as impairment which may have additional impact on the income statement.

Based on the market value of all the trading securities as at 31 December 2009, 93.7% (2008: 89.4%) of the Group's trading securities are listed on The Stock Exchange of Hong Kong Limited ("Hong Kong stock exchange") and are valued at closing market bid prices at the balance sheet date. The market equity index for the Hong Kong stock exchange, at the close of business of the nearest trading day in the year to the balance sheet date, and the highest and lowest points during the year were as follows:

	31 December 2009	High/low 2009	31 December 2008	High/low 2008
Hong Kong - Hang Seng Index	21,873	22,944/ 11,344	14,387	27,854/ 10,676

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sale of rooms to wholesalers are made to customers with an appropriate credit history. Sales to retail customers are made via credit cards to a significant extent. Sales to corporate customers are made to customers with good credit history. The Group has policies that limit the amount of global credit exposure to any customer. Cash and bank deposits are mainly placed in major international and local banks.

The maximum exposure of credit risk at the reporting date in respect of each class of financial assets is disclosed in the notes to the consolidated financial statements of the relevant financial assets.

3 FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

The analysis of the Group's financial liabilities showing the contractual maturities is as follows:

Group	Less than 3 months US$'000	Between 3 months and 1 year US$'000	Between 1 and 2 years US$'000	Over 2 years US$'000
At 31 December 2009				
Bank overdrafts	71	–	–	–
Bank loans	227,298	41,807	1,270,972	969,581
Interest payable for bank loans	9,939	28,211	34,692	59,832
Derivative financial instruments	5,457	11,152	14,869	15,035
Due to non-controlling shareholders	–	5,178	–	44,308
Accounts payable and accruals	60,077	381,710	–	–
Financial guarantee contracts	383	1,629	34,609	37,126
At 31 December 2008				
Bank overdrafts	624	–	–	–
Bank loans	–	38,389	617,536	1,271,737
Interest payable for bank loans	10,510	31,290	35,873	64,419
Derivative financial instruments	3,378	16,893	15,993	29,652
Due to non-controlling shareholders	–	6,355	–	37,965
Accounts payable and accruals	49,480	354,900	–	–
Financial guarantee contracts	4,918	51,665	6,525	12,000

The amounts disclosed in the table are the contractual undiscounted cash flows which are equal to their carrying balances in the respective consolidated balance sheet except that the amount due to non-controlling shareholders with maturities over two years included in the consolidated balance sheet as at 31 December 2009 is US$35,329,000 (2008: US$27,012,000) and that the estimated amount of interest payable for bank loans are arrived based on the principal loan balance and prevailing interest rates at year end date up to the final maturity date of the loan agreements.

The analysis of the Company's financial liabilities and off-balance sheet items showing the contractual maturities is as follows:

Company	Less than 3 months US$'000	Between 3 months and 1 year US$'000	Between 1 and 2 years US$'000	Over 2 years US$'000
At 31 December 2009				
Derivative financial instruments	5,457	11,152	14,869	15,035
Financial guarantee contracts	199,254	15,676	1,432,528	656,350
At 31 December 2008				
Derivative financial instruments	3,378	16,893	15,993	29,652
Financial guarantee contracts	7,499	39,891	1,166,918	493,537

(d) Cash flow and fair value interest-rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash inflows are substantially independent of changes in market interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

3 FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(d) Cash flow and fair value interest-rate risk (continued)

The Group's interest-rate risk mainly arises from long-term bank borrowings and derivative financial instrument of interest-rate swap contracts.

Bank borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Group policy is to maintain at around 50% of its borrowings at fixed rate, considering Renminbi bank borrowings are fixed rate in nature and taking into account the principal amount of interest-rate swap contracts executed. As at 31 December 2009, 46% (31 December 2008: 46%) of borrowings were at fixed rates on that basis.

The Group analyzes its interest rate exposure on bank borrowings based on the assumption that the loan position at year end could be wholly refinanced and/or renewed. The Group calculates the impact on income statement of a defined interest rate shift. The same interest rate shift is used for all currencies. The scenario is run only for bank borrowings that represent the major interest bearing portion. Based on the simulation performed, the impact on income statement of a one percentage point increase would be a maximum decrease of the Group's profit attributable to the equity holders of the Company of US$18,551,000 (2008: US$13,560,000) after interest capitalization for properties under development.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swap contracts. Such interest-rate swap contracts have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term bank borrowings at floating rates. The Group closely monitors the movement of interest rates from time to time and enters into interest-rate swap contracts. Under the interest-rate swap contracts, the Group agrees with other parties to exchange, at monthly intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. However, these interest-rate swap contacts do not qualify for hedge accounting. Changes in the fair value of any contracts are recognized immediately in the income statement.

The Group analyzes its interest rate exposure on interest-rate swap contracts based on the principal value and underlying terms of the contracts at year end. At 31 December 2009, if interest rate is 0.1 percentage point higher with all other variables held constant, the Group's profit attributable to the equity holders of the Company would have been increased by US$1,711,000 (2008: US$2,410,000) as a result of increase in fair value of these contracts. If interest rate is 0.1 percentage point lower, the Group's profit attributable to the equity holders of the Company would have been decreased by US$1,716,000 (2008: US$2,420,000).

3 FINANCIAL RISK MANAGEMENT (continued)

3.2 Financial risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings as shown in the consolidated balance sheet) less cash and bank balances. Total capital is calculated as 'equity', as shown in the consolidated balance sheet.

The gearing ratios at 31 December 2009 and 2008 were as follows:

	2009 US$'000	2008 US$'000
Total borrowings	**2,509,729**	1,928,286
Less: Cash and bank balances *(Note 17)*	**(665,317)**	(463,027)
Net debt	**1,844,412**	1,465,259
Total equity	**4,545,297**	4,251,388
Gearing ratio (net debt over total equity)	**40.6%**	34.5%

The Group's bank borrowing facilities require it to meet certain ratios based on adjusted consolidated capital and reserves attributable to the Company's equity holders and adjusted consolidated total equity. The Group monitors compliance with these ratios on a monthly basis. The Group has satisfactorily complied with all covenants under its borrowing agreements.

3.3 Accounting for interest rate swap contracts

The Group has sought to reduce its interest rate exposure by entering into interest rate swap contracts.

Interest rate swap contracts, a kind of derivative financial instruments, are set up for the purpose of managing risk (since the Group's policy does not permit speculative transactions). Interest rate swap contracts are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value.

The Group's interest rate swap contracts do not qualify for hedge accounting. Changes in the fair value of any contracts that do not qualify for hedge accounting are recognized immediately in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 FINANCIAL RISK MANAGEMENT (continued)

3.4 Fair value estimation

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

Level 1 – Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The fair value of financial instruments traded in active markets (such as publicly traded equity securities and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The Group uses widely recognized valuation models for determining the fair value of common and simple financial instruments, like interest-rate swap contracts, that use only observable market data and require little management judgment and estimation.

The following table presents the Group's assets and liabilities that are measured at fair value at 31 December 2009.

Group	Level 1 US$'000	Level 2 US$'000	Total US$'000
Assets			
Financial assets held for trading			
– Equity securities	24,386	–	24,386
Available-for-sale financial assets			
– Club debentures	2,530	–	2,530
Total assets	26,916	–	26,916
Liabilities			
Derivative financial instruments			
– Interest-rate swap contracts	–	46,513	46,513

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below.

(a) Estimated impairment of goodwill and investments in subsidiaries, associates and non-financial assets

The Group tests annually whether goodwill and investments in subsidiaries, associates and non-financial assets have suffered any impairment in accordance with the accounting policies stated in Note 2.8 and Note 2.9, respectively. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amounts of cash-generating units are determined based on value-in-use calculations which require the use of estimates.

During the year, a provision of US$24,800,000 in relation to the investment in an associate in New York was charged to the consolidated income statement under share of profit of associates. In view of the prevailing economic conditions in the United States and after considering the financial viability of the investment, the Group, together with the major shareholder of the joint venture, has decided not to proceed with the development of the mixed use development project located in the city. The amount of provision represents the balance of the contributed capital and the Group's share of the estimated expenses to wind down the project.

The Group has recognized a provision for impairment loss of US$35,000,000 in the consolidated income statement under other losses for property, plant and equipment owned by a wholly owned subsidiary in Japan after considering the hotel segment result in Japan and the local market conditions. The amount of provision represents the difference of the carrying cost and the estimated recoverable amount of the asset (i.e. value in use) calculated using the discounted cash flow method. The discount rate used in the current estimate of value in use is 3.2%.

There is also an impairment charge of US$4,257,000 to the consolidated income statement under other losses representing the reduction of the carrying amount of certain projects under development.

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due in accordance with local tax practice and professional advice. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.1 Critical accounting estimates and assumptions (continued)

(c) Estimate of fair value of investment properties

The Group assesses the fair value of its investment properties based on valuations determined by independent professional qualified valuers. The fair values of investment properties are determined by independent valuers on an open market for existing use basis. In making the judgment, consideration is given to assumptions that are mainly based on market conditions existing at the balance sheet date, expected rental from future leases in the light of current market conditions and appropriate capitalization rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group. For investment properties under construction, the Group has also taken into account estimated costs to completion and allowances for contingencies.

4.2 Critical judgments in applying the entity's accounting policies

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independently of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group accounts for these portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgment.

5 SALES AND SEGMENT INFORMATION

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognized during the year are as follows:

Sales	2009 US$'000	2008 US$'000
Hotel operation:		
Room rentals	**570,246**	674,247
Food and beverage sales	**515,648**	519,430
Rendering of ancillary services	**81,039**	87,075
Hotel management and related service fees	**26,282**	36,254
Property rentals	**36,818**	36,265
	1,230,033	1,353,271

5 SALES AND SEGMENT INFORMATION (continued)

The Group is domiciled in Hong Kong. The sales revenue from external customers attributed to Hong Kong and other countries are US$203,877,000 (2008: US$258,606,000) and US$1,026,156,000 (2008: US$1,094,665,000), respectively.

The total of non-current assets other than available-for-sale financial assets and deferred tax assets located in Hong Kong and other countries are US$268,630,000 (2008: US$282,040,000) and US$5,032,816,000 (2008: US$4,651,522,000), respectively.

In accordance with HKFRS 8 "Operating Segments", segment information disclosed in the financial statements has been prepared in a manner consistent with the reports reviewed by the chief operating decision-maker that are used to make strategic decisions.

The Group's sales revenue is derived from various external customers in which there is no significant sales revenue derived from a single external customer of the Group. The Group's management considers the business from both a geographic and business perspective.

The Group is managed on a worldwide basis in the following main segments:

i. **Hotel operations (hotel ownership and operation)**
   - Hong Kong
   - Mainland China
   - Singapore
   - Malaysia
   - The Philippines
   - Japan
   - Thailand
   - Other countries (including Fiji, Myanmar, Maldives and Indonesia)

ii. **Property rentals (ownership and leasing of office, commercial and serviced apartments)**
   - Mainland China
   - Singapore
   - Malaysia
   - Other countries (including Thailand and the Republic of Mongolia)

iii. **Hotel management (provision of hotel management and related services)**

The chief operating decision-maker assesses the performance of the operating segments based on a measure of the share of profits after tax and non-controlling interests. This measurement basis excludes the effects of pre-opening expenses of projects, corporate expenses and other non-operating items such as fair value gains or losses on investment properties, fair value adjustments on monetary items and impairments when the impairment is the result of an isolated non-recurring event.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

5 SALES AND SEGMENT INFORMATION (continued)

Segment income statement

For year ended 31 December 2009 and 2008 (US$ million)

	2009		2008	
	Sales *(Note ii)*	Profit/ (loss) after tax *(Note i)*	Sales *(Note ii)*	Profit/ (loss) after tax *(Note i)*
Hotel operation				
Hong Kong	**185.0**	**33.2**	233.0	59.9
Mainland China	**523.5**	**9.1**	506.3	95.7
Singapore	**131.5**	**29.7**	176.6	55.1
Malaysia	**98.4**	**7.9**	118.2	10.7
The Philippines	**134.2**	**(6.9)**	153.5	15.6
Japan	**26.7**	**(22.2)**	–	–
Thailand	**31.1**	**(3.1)**	54.5	5.1
Other countries	**36.5**	**(2.8)**	38.6	4.8
	1,166.9	**44.9**	1,280.7	246.9
Property rentals				
Mainland China	**15.4**	**42.4**	13.6	48.3
Singapore	**12.5**	**8.8**	15.0	10.1
Malaysia	**5.8**	**1.7**	6.4	1.8
Other countries	**3.1**	**0.2**	1.3	–
	36.8	**53.1**	36.3	60.2
Hotel management	**72.8**	**6.6**	92.4	25.5
Total	**1,276.5**	**104.6**	1,409.4	332.6
Less: Hotel management – Inter-segment sales	**(46.5)**		(56.1)	
Total external sales	**1,230.0**		1,353.3	
Corporate finance costs (net)		**(4.9)**		(15.4)
Land cost amortization and pre-opening expenses for projects		**(33.6)**		(42.2)
Corporate expenses		**(15.0)**		(17.5)
Exchange gains of corporate investment holding companies		**3.6**		1.2
Profits before non-operating items		**54.7**		258.7

5 SALES AND SEGMENT INFORMATION (continued)

Segment income statement (continued)

For year ended 31 December 2009 and 2008 (US$ million)

	2009 Profit/(loss) after tax *(Note i)*	**2008 Profit/(loss) after tax** ***(Note i)***
Profits before non-operating items	54.7	258.7
Non-operating items		
Fair value gains on investment properties	271.3	9.1
Unrealized gains/(losses) on financial assets held for trading	11.0	(31.0)
Fair value losses on interest-rate swap contracts	(11.5)	(61.1)
Impairment losses of properties for sale	(7.2)	–
Fair value adjustments on loans from non-controlling shareholders and security deposit on leased premises	(4.2)	0.2
Reversal of provision for deferred tax due to reduction in income tax rate in the Philippines, Singapore and Fiji	11.4	–
Income tax for shareholding restructuring in Mainland China	(5.0)	–
Provision of impairment losses for projects and hotel property	(64.5)	–
Penalty on relinquishment of right to acquire land use rights of project sites	(0.5)	(0.6)
Write-off of the net book value of a building upon demolition for the development of an extension project of an associate	–	(8.9)
Expenses on share options granted	–	(0.5)
Profit attributable to equity holders of the Company	255.5	165.9

Notes:

i. Profit/(loss) after tax includes net of tax results from both associates and subsidiaries after share of non-controlling interests.

ii. Sales exclude sales of associates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

5 SALES AND SEGMENT INFORMATION (continued)
Segment assets
As at 31 December 2009 and 2008 (US$ million)

	As at 31 December	
	2009	2008
Hotel operation		
Hong Kong	211.0	215.3
Mainland China	2,160.1	1,981.8
Singapore	480.4	467.1
Malaysia	355.4	324.7
The Philippines	572.9	413.8
Japan	41.9	–
Thailand	233.4	213.8
Other countries	288.8	103.1
	4,343.9	3,719.6
Property rentals		
Mainland China	235.7	137.5
Singapore	353.9	328.5
Malaysia	81.4	77.5
Other countries	44.8	–
	715.8	543.5
Hotel management	43.5	51.8
Elimination	(14.4)	(13.8)
Total segment assets	5,088.8	4,301.1

	As at 31 December	
	2009	2008
Assets allocated to projects	700.6	1,191.1
Unallocated assets	340.5	64.6
Intangible assets	94.4	95.5
Total assets of the Company and its subsidiaries	6,224.3	5,652.3
Interest in associates	1,590.4	1,270.4
Total assets	7,814.7	6,922.7

6 FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

Group

	Loans and receivables US$'000	Assets at fair value through income statement US$'000	Available-for-sale assets US$'000	Total US$'000
Assets as per consolidated balance sheet				
31 December 2009				
Available-for-sale financial assets *(Note 13)*	–	–	4,681	4,681
Other receivables *(Note 14)*	21,802	–	–	21,802
Accounts receivable *(Note 15)*	99,569	–	–	99,569
Due from associates *(Note 12)*	102,128	–	–	102,128
Financial assets held for trading *(Note 16)*	–	24,386	–	24,386
Cash and bank balances *(Note 17)*	665,317	–	–	665,317
Total	888,816	24,386	4,681	917,883
31 December 2008				
Available-for-sale financial assets *(Note 13)*	–	–	4,158	4,158
Other receivables *(Note 14)*	3,683	–	–	3,683
Accounts receivable *(Note 15)*	116,566	–	–	116,566
Due from associates *(Note 12)*	82,267	–	–	82,267
Financial assets held for trading *(Note 16)*	–	13,326	–	13,326
Cash and bank balances *(Note 17)*	463,027	–	–	463,027
Total	665,543	13,326	4,158	683,027

	Liabilities at fair value through income statement US$'000	Derivatives not qualifying for hedge accounting US$'000	Other financial liabilities US$'000	Total US$'000
Liabilities as per consolidated balance sheet				
31 December 2009				
Bank loans and overdrafts *(Note 20)*	–	–	2,509,729	2,509,729
Derivative financial instruments *(Note 21)*	–	46,513	–	46,513
Due to non-controlling shareholders *(Note 22)*	40,507	–	–	40,507
Accounts payable and accruals *(Note 24)*	–	–	441,787	441,787
Total	40,507	46,513	2,951,516	3,038,536
31 December 2008				
Bank loans and overdrafts *(Note 20)*	–	–	1,928,286	1,928,286
Derivative financial instruments *(Note 21)*	–	65,916	–	65,916
Due to non-controlling shareholders *(Note 22)*	33,367	–	–	33,367
Accounts payable and accruals *(Note 24)*	–	–	404,380	404,380
Total	33,367	65,916	2,332,666	2,431,949

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

6 FINANCIAL INSTRUMENTS BY CATEGORY (continued)

Company

	Loans and receivables US$'000	Available-for-sale assets US$'000	Total US$'000
Assets as per balance sheet			
31 December 2009			
Amount due from subsidiaries *(Note 11)*	106,174	–	106,174
Club debentures	–	840	840
Dividend receivable	326,329	–	326,329
Cash and bank balances *(Note 17)*	152,045	–	152,045
Total	**584,548**	**840**	**585,388**
31 December 2008			
Amount due from subsidiaries *(Note 11)*	122,542	–	122,542
Club debentures	–	840	840
Dividend receivable	276,329	–	276,329
Cash and bank balances *(Note 17)*	12,662	–	12,662
Total	411,533	840	412,373

	Derivatives not qualifying for hedge accounting US$'000	Other financial liabilities US$'000	Total US$'000
Liabilities as per balance sheet			
31 December 2009			
Derivative financial instruments *(Note 21)*	46,513	–	46,513
Amounts due to subsidiaries	–	59,933	59,933
Total	**46,513**	**59,933**	**106,446**
31 December 2008			
Derivative financial instruments *(Note 21)*	65,916	–	65,916
Amounts due to subsidiaries	–	23,870	23,870
Total	65,916	23,870	89,786

7 PROPERTY, PLANT AND EQUIPMENT

Group

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
At 1 January 2008					
Cost	3,171,927	220,593	612,043	554,411	4,558,974
Accumulated depreciation	(813,320)	(121,016)	(363,707)	-	(1,298,043)
Net book amount	2,358,607	99,577	248,336	554,411	3,260,931
Year ended 31 December 2008					
Opening net book amount	2,358,607	99,577	248,336	554,411	3,260,931
Exchange differences	(2,628)	3,669	4,002	5,299	10,342
Additions	58,419	8,870	53,880	546,748	667,917
Acquisition of a subsidiary	22,114	-	-	8,698	30,812
Disposals	(10,686)	(423)	(1,977)	(294)	(13,380)
Transfer	229,048	42,529	25,775	(297,352)	-
Depreciation	(77,329)	(22,318)	(67,651)	-	(167,298)
Closing net book amount	2,577,545	131,904	262,365	817,510	3,789,324
At 31 December 2008					
Cost	3,461,116	262,894	678,415	817,510	5,219,935
Accumulated depreciation	(883,571)	(130,990)	(416,050)	-	(1,430,611)
Net book amount	2,577,545	131,904	262,365	817,510	3,789,324

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
Year ended 31 December 2009					
Opening net book amount	2,577,545	131,904	262,365	817,510	3,789,324
Exchange differences	47,701	815	1,883	7,705	58,104
Additions	75,578	24,792	54,343	344,045	498,758
Acquisition of a subsidiary *(Note 35(b))*	-	25	27	588	640
Disposals	(5,275)	(430)	(3,327)	(4,884)	(13,916)
Transfer	463,355	107,905	96,394	(667,654)	-
Transfer to investment properties *(Note 8)*	-	-	-	(85,728)	(85,728)
Provision for impairment	(25,559)	(220)	(9,221)	-	(35,000)
Transfer to properties for sale	-	-	-	(35,444)	(35,444)
Depreciation	(84,890)	(30,250)	(85,414)	-	(200,554)
Closing net book amount	3,048,455	234,541	317,050	376,138	3,976,184
At 31 December 2009					
Cost	4,025,968	388,951	800,981	376,138	5,592,038
Accumulated depreciation	(977,513)	(154,410)	(483,931)	-	(1,615,854)
Net book amount	3,048,455	234,541	317,050	376,138	3,976,184

(a) All depreciation expenses (net of amount capitalized of US$298,000 in 2009 (2008: US$471,000)) have been included as part of the other operating expenses.

(b) For year 2009, bank borrowings of US$55,997,000 (2008: Nil) are secured on certain fixed assets as disclosed under Note 36(c).

(c) Buildings comprise mainly hotel properties. Details of the hotel properties of the Company's subsidiaries are summarized in Note 40(a).

(d) Properties under development included construction work in progress in respect of the renovation of certain hotel properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

7 PROPERTY, PLANT AND EQUIPMENT (continued)

(e) Details of movements in property, plant and equipment of the Company are as follows:

	Furniture, fixtures & equipment US$'000	Motor vehicles US$'000	Total US$'000
At 1 January 2008			
Cost	874	221	1,095
Accumulated depreciation	(838)	(221)	(1,059)
Net book amount	36	–	36
Year ended 31 December 2008			
Opening net book amount	36	–	36
Additions	120	–	120
Depreciation	(41)	–	(41)
Closing net book amount	115	–	115
At 31 December 2008			
Cost	994	221	1,215
Accumulated depreciation	(879)	(221)	(1,100)
Net book amount	115	–	115
Year ended 31 December 2009			
Opening net book amount	**115**	–	115
Additions	**101**	–	101
Depreciation	**(61)**	–	(61)
Disposal	**(7)**	–	(7)
Closing net book amount	**148**	–	148
At 31 December 2009			
Cost	**1,088**	221	1,309
Accumulated depreciation	**(940)**	(221)	(1,161)
Net book amount	**148**	–	148

8 INVESTMENT PROPERTIES

	2009 US$'000	2008 US$'000
At 1 January	**524,309**	523,633
Exchange differences	**24,336**	(3,044)
Additions	**6,091**	4,981
Derecognition cost for replaced part	–	(309)
Transfer from property, plant and equipment *(Note 7)*	**85,728**	–
Transfer from leasehold land and land use rights *(Note 9)*	**6,040**	–
Fair value gains/(losses) (included in other losses – net) *(Note 26)*	**29,130**	(952)
At 31 December	**675,634**	524,309

(a) The investment properties were revalued at 31 December 2009 by independent professionally qualified valuers on the basis of their market value as a fully operational entity for existing use.

(b) The fair values of investment properties comprised:

	2009 US$'000	2008 US$'000
Outside Hong Kong, held on:		
Freehold	**420,947**	386,782
Leases of over 50 years	**37,200**	–
Leases of between 10 to 50 years	**217,487**	137,527
	675,634	524,309

(c) Details of investment properties of the Company's subsidiaries are summarized in Note 41(a).

9 LEASEHOLD LAND AND LAND USE RIGHTS

	2009 US$'000	2008 US$'000
At 1 January		
Cost	**630,475**	513,142
Accumulated amortization	**(109,681)**	(96,393)
Net book amount	**520,794**	416,749
Opening net book amount	**520,794**	416,749
Exchange differences	**1,842**	14,313
Additions	**33,177**	100,947
Acquisition of a subsidiary *(Note 35(b))*	**6,070**	–
Transfer to investment properties *(Note 8)*	**(6,040)**	–
Amortization of prepaid operating lease payment	**(12,370)**	(11,215)
Leasehold Land returned	**(10,097)**	–
Closing net book value	**533,376**	520,794
At 31 December		
Cost	**655,587**	630,475
Accumulated amortization	**(122,211)**	(109,681)
Net book amount	**533,376**	520,794

All amortization expenses in 2009 and 2008 have been included as part of the other operating expenses.

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book values are analyzed as follows:

	2009 US$'000	2008 US$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	**79,450**	81,388
Outside Hong Kong, held on:		
Leases of over 50 years	**84,403**	85,452
Leases of between 10 to 50 years	**369,523**	353,954
	533,376	520,794

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

10 INTANGIBLE ASSETS

	Goodwill US$'000	Trademark & licences US$'000	Website development US$'000	Total US$'000
At 1 January 2008				
Cost	75,791	10,958	2,030	88,779
Accumulated amortization	–	(1,213)	(394)	(1,607)
Net book amount	75,791	9,745	1,636	87,172
Year ended 31 December 2008				
Opening net book amount	75,791	9,745	1,636	87,172
Addition	9,943	–	–	9,943
Exchange difference	(438)	–	–	(438)
Amortization expenses	–	(548)	(677)	(1,225)
Closing net book amount	85,296	9,197	959	95,452
At 31 December 2008				
Cost	85,296	10,958	2,030	98,284
Accumulated amortization	–	(1,761)	(1,071)	(2,832)
Net book amount	85,296	9,197	959	95,452
Year ended 31 December 2009				
Opening net book amount	**85,296**	**9,197**	**959**	**95,452**
Exchange difference	**222**	**–**	**–**	**222**
Amortization expenses	**–**	**(548)**	**(676)**	**(1,224)**
Closing net book amount	**85,518**	**8,649**	**283**	**94,450**
At 31 December 2009				
Cost	**85,518**	**10,958**	**2,030**	**98,506**
Accumulated amortization	**–**	**(2,309)**	**(1,747)**	**(4,056)**
Net book amount	**85,518**	**8,649**	**283**	**94,450**

The principal component of goodwill represented the excess of cost of acquisition of the hotel management group, SLIM International Limited, over the fair value of the identified net assets acquired. Due to the synergies of the combination of the hotel operation and hotel management sub-groups, the goodwill impairment assessment is based on the future cashflow generated from the hotel management group. The future cashflow is based on the recent forecasts taking into account the terms and final maturities of all existing management agreements, the past performance of the hotels and the prevailing market conditions. A growth rate of 5% per annum from 2012 and 5% discount rate have been applied to the cashflow projection. In view of the cashflow projection, provision for impairment losses is not considered necessary.

11 INVESTMENTS IN AND AMOUNTS DUE FROM SUBSIDIARIES

(a) Investment in subsidiaries

	2009 US$'000	2008 US$'000
Company		
Investments, at cost		
Unlisted shares	**1,711,540**	1,711,540
Equity loans	**1,358,976**	1,517,090
	3,070,516	3,228,630

Equity loans are unsecured, interest-free with no fixed repayment terms.

(b) Amounts due from subsidiaries – unsecured

	2009 US$'000	2008 US$'000
Current – interest free and repayable on demand	**106,174**	122,542

(c) Amounts due to subsidiaries as at 31 December 2009 and 2008 are unsecured, interest-free and repayable on demand.

(d) Details of principal subsidiaries are set out in Note 39(a).

12 INTEREST IN ASSOCIATES AND DUE FROM ASSOCIATES

	2009 US$'000	2008 US$'000
Interest in associates		
At 1 January	**1,056,051**	875,333
Share of associates' results		
– profit before taxation	**365,714**	108,281
– taxation	**(95,119)**	(31,414)
	270,595	76,867
Exchange difference	**5,555**	53,904
Capital contribution to associates	**52,084**	43,212
Dividend declared by associates	**(37,045)**	(33,529)
Acquisition of associates	**26,797**	–
Reclassification from equity loan	–	40,264
Investment in associates under equity method	**1,374,037**	1,056,051
Equity loans *(Note (a))*	**148,446**	146,290
Other long term shareholder loans *(Note (b))*	**67,914**	68,023
	1,590,397	1,270,364
Due from associates *(Note (c))*	**34,214**	14,244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

12 INTEREST IN ASSOCIATES AND DUE FROM ASSOCIATES (continued)

Notes:

(a) Equity loans are unsecured, interest-free and with no fixed repayment terms.

(b) Other long term shareholder loans are interest bearing at:

	2009 US$'000	2008 US$'000
– HIBOR plus 2% per annum (in Hong Kong dollars)	**29,193**	29,210
– SIBOR plus 1% per annum (in United States dollars)	**9,735**	17,910
– SIBOR plus 0.2% per annum (in United States dollars)	**6,825**	–
– SWAP cost plus 0.5% per annum (in Singapore dollars)	**22,161**	20,903
	67,914	68,023

Other long term shareholder loans are unsecured and not repayable within twelve months including a loan to an associate of US$29,193,000 (2008: US$29,210,000) which will be wholly repayable by 31 December 2015. The fair values of other long term shareholder loans are not materially different from their carrying amounts.

(c) Due from associates are unsecured, interest-free and repayable within one year.

(d) The maximum exposure to credit risk at the reporting date is the fair value of the long term shareholder loans of US$67,914,000 (2008: US$68,023,000) and amount due from associates of US$34,214,000 (2008: US$14,244,000).

(e) The Group's interests in its associates, all of which are unlisted, pursuant to HKAS 28 "Investments in Associates", after making appropriate adjustments to conform with the Group's accounting policies, were as follows:

Name	Paid up capital US$'000	Country of incorporation	Assets US$'000	Liabilities US$'000	Revenues US$'000	Profit US$'000	% interest held
2009							
China World Trade Center Ltd.	240,000	The People's Republic of China	1,439,909	692,557	147,163	203,451	50
Others	–	–	1,089,820	246,775	123,805	67,144	–
			2,529,729	939,332	270,968	270,595	
2008							
China World Trade Center Ltd.	240,000	The People's Republic of China	1,160,225	597,692	124,908	44,317	50
Others	–	–	984,811	276,980	148,982	32,550	–
			2,145,036	874,672	273,890	76,867	

13 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2009 US$'000	2008 US$'000
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**235**	127
	2,151	2,043
Club debentures, at fair value	**2,530**	2,115
	4,681	4,158

There were no disposals on available-for-sale financial assets in 2009 and 2008.

The maximum exposure to credit risk at the reporting date is the fair value of the club debentures mentioned above.

14 OTHER RECEIVABLES

	2009 US$'000	2008 US$'000
Loans to a managed hotel	**5,181**	3,683
Security deposit on leased premises	**16,621**	–
	21,802	3,683

Loans to a managed hotel with principal balance of A$6,000,000 (equivalent to US$5,634,000) (31 December 2008: A$6,000,000 (equivalent to US$4,152,000)) were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent to US$1,878,000) (2008: A$2,000,000 (equivalent to US$1,384,000)) which is interest bearing at LIBOR plus 1% per annum. The effective interest rate applied to calculate the fair value upon initial recognition of the interest-free portion is 5.74% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

14 OTHER RECEIVABLES (continued)

An interest-free security deposit amounting to JPY1,751,000,000 (equivalent to US$18,979,000) was paid to the lessor of the leased premises and will only be recoverable after expiry of the lease. This long term deposit is re-grouped from prepayments and deposits under current assets to other receivables under non-current assets in 2009 upon delivery of the leased premises. The effective interest rate applied to calculate the fair value upon initial recognition of the deposit is 0.556% per annum.

The fair values of these other receivables are not materially different from their carrying values.

The maximum exposure to credit risk at the reporting date is the fair value of other receivables mentioned above.

15 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

	2009 US$'000	2008 US$'000
Trade receivables	**57,185**	54,771
Less: provision for impairment of receivables	**(770)**	(547)
Trade receivables – net	**56,415**	54,224
Prepayments and deposits	**29,255**	74,542
Other receivables	**43,154**	62,342
Current portion	**128,824**	191,108

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

15 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS (continued)

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision for impairment is as follows:

	2009 US$'000	2008 US$'000
0 – 3 months	**53,111**	51,803
4 – 6 months	**2,020**	1,696
Over 6 months	**1,284**	725
	56,415	54,224

Trade receivables that are less than three months past due are not considered impaired. As of 31 December 2009, trade receivables of US$26,449,000 (2008: US$25,346,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2009 US$'000	2008 US$'000
Up to 3 months	**23,616**	22,925
4 – 6 months	**1,835**	1,696
Over 6 months	**998**	725
	26,449	25,346

As of 31 December 2009, trade receivables of US$770,000 (2008: US$547,000) were considered impaired. These receivables were all overdue for more than three months.

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	2009 US$'000	2008 US$'000
Hong Kong dollars	**13,249**	31,939
United States dollars	**4,721**	3,077
Renminbi	**30,063**	21,539
Singapore dollars	**9,498**	12,993
Malaysian Ringgit	**7,016**	6,966
Thai Baht	**4,226**	2,376
Philippines Pesos	**12,727**	18,025
Japanese Yen	**2,831**	–
Euros	**6,351**	7,592
Other currencies	**8,887**	12,059
	99,569	116,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

15 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS (continued)

(b) (continued)

Movements on the Group's provision for impairment of trade receivables are as follows:

	2009 US$'000	2008 US$'000
At 1 January	**547**	1,321
Exchange differences	**(22)**	17
Provision for receivables impairment	**648**	413
Receivables written off during the year as uncollectible	**(91)**	(529)
Unused amounts reversed	**(312)**	(675)
At 31 December	**770**	547

The creation and release of provision for impaired receivables have been included in 'administrative expenses' in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

16 FINANCIAL ASSETS HELD FOR TRADING

	2009 US$'000	2008 US$'000
Equity securities, at market value		
Shares listed in Hong Kong	**22,851**	11,917
Shares listed outside Hong Kong	**1,535**	1,409
	24,386	13,326

On 1 July 2008, the Group adjusted 10,867,055 ordinary shares in the Company with a carrying value of US$25,520,000, previously accounted for as financial assets held for trading, to equity. Such shares were held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL") before the Company acquired a controlling interest in SHPCL in late 1999.

17 CASH AND BANK BALANCES

	Group		Company	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Cash at bank and in hand	**294,504**	256,749	**10,110**	1,812
Short-term bank deposits	**370,813**	206,278	**141,935**	10,850
Cash and bank balances	**665,317**	463,027	**152,045**	12,662
Maximum exposure to credit risk for all balances at bank	**659,988**	458,902	**152,045**	12,660

17 CASH AND BANK BALANCES (continued)

The effective interest rate on short-term bank deposits was 0.8% (2008: 2.3%); these deposits have an average maturity of 1.9 months (2008: 4 months).

Cash and cash equivalents include the following for the purposes of the consolidated cash flow statement:

	Group	
	2009 US$'000	2008 US$'000
Cash and bank balances (as above)	**665,317**	463,027
Less: Bank overdrafts *(Note 20)*	**(71)**	(624)
Short-term bank deposits more than 3 months maturity	**(5,605)**	(56,047)
Cash and cash equivalents	**659,641**	406,356

18 SHARE CAPITAL

		Amount		
	No. of shares ('000)	Ordinary shares US$'000	Share premium US$'000	Total US$'000
Authorized				
– Ordinary shares of HK$1 each				
At 31 December 2008 and 31 December 2009	**5,000,000**	**646,496**	**–**	**646,496**
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2008	2,881,488	372,061	1,562,516	1,934,577
Exercise of share options				
– allotment of shares	3,875	500	4,851	5,351
– transfer from option reserve	–	–	1,069	1,069
At 31 December 2008 and 1 January 2009	**2,885,363**	**372,561**	**1,568,436**	**1,940,997**
Exercise of share options				
– allotment of shares	**1,616**	**209**	**1,888**	**2,097**
– transfer from option reserve	**–**	**–**	**354**	**354**
At 31 December 2009	**2,886,979**	**372,770**	**1,570,678**	**1,943,448**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

18 SHARE CAPITAL (continued)

The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued						
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration US$'000
In year 2009							
April	-	53,528	-	120,000	-	-	167
June	-	-	-	-	300,000	-	449
September	-	290,733	-	-	-	2,000	335
October	-	-	-	-	226,000	62,000	455
November	-	-	-	-	289,000	-	433
December	-	72,683	-	200,000	-	-	258
For the year ended 31 December 2009	-	416,944	-	320,000	815,000	64,000	2,097
In year 2008							
January	-	48,911	-	-	40,000	15,000	144
February	30,000	-	-	50,000	165,000	10,000	342
March	57,084	96,911	-	80,000	250,000	110,000	823
April	500,560	-	-	-	105,000	-	690
May	177,364	-	-	-	100,000	20,000	376
June	-	48,455	-	-	1,075,000	189,500	2,021
July	-	24,000	-	200,000	225,000	117,500	762
August	-	-	-	-	30,000	32,000	105
September	-	77,528	-	-	-	-	88
For the year ended 31 December 2008	765,008	295,805	-	330,000	1,990,000	494,000	5,351

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$14.12 (2008: HK$21.60).

Share options

Share options are granted to directors and key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2009		**For the year ended 31 December 2008**	
	Average exercise price in HK$ per option share	Number of option shares	**Average exercise Price in HK$ per option share**	**Number of option shares**
At 1 January	12.20	16,005,410	11.92	20,152,723
Exercised	10.05	(1,615,944)	10.70	(3,874,813)
Lapsed	11.50	(620,000)	12.84	(272,500)
At 31 December	12.48	13,769,466	12.20	16,005,410

18 SHARE CAPITAL (continued)

Outstanding option shares at the end of the year are as follows:

Last exercisable date	Exercise price in HK$ per option share	Number of option shares as at 31 December 2009	31 December 2008
Executive Option Scheme			
14 January 2010	8.82	**497,545**	914,489
14 January 2011	8.18	**67,921**	67,921
		565,466	982,410
New Option Scheme			
31 December 2009	11.60	**55,000**	–
31 December 2009	14.60	**277,500**	–
1 September 2010	11.60	**100,000**	–
1 September 2010	14.60	**40,000**	–
31 December 2010	14.60	**100,000**	–
28 May 2012	6.81	**540,000**	980,000
27 April 2015	11.60	**7,062,000**	8,362,000
15 June 2016	14.60	**5,029,500**	5,681,000
		13,204,000	15,023,000

There was no option granted during the year ended 31 December 2009.

Options on 276,195 shares with exercise price of HK$8.82 per share have been exercised subsequent to 31 December 2009 and up to the approval date of the financial statements. Options on 221,350 shares, 55,000 shares and 277,500 shares with exercise price of HK$8.82, HK$11.60 and HK$14.60 per share, respectively have lapsed subsequent to 31 December 2009 and up to the approval date of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

19 OTHER RESERVES

	Option US$'000	Capital redemption US$'000	Exchange fluctuation US$'000	Capital US$'000	Other US$'000 (Note (a))	Contributed surplus US$'000 (Note (b))	Total US$'000
Group							
Balance at 1 January 2008	7,460	10,666	298,549	601,490	1,368	389,741	1,309,274
Currency translation differences	–	–	26,262	–	–	–	26,262
Exercise of share options							
– transfer to share premium	(1,069)	–	–	–	–	–	(1,069)
Granting of share options	454	–	–	–	–	–	454
Balance at 31 December 2008 and 1 January 2009	6,845	10,666	324,811	601,490	1,368	389,741	1,334,921
Currency translation differences	–	–	77,757	–	–	–	77,757
Exercise of share options							
– transfer to share premium	(354)	–	–	–	–	–	(354)
Balance at 31 December 2009	6,491	10,666	402,568	601,490	1,368	389,741	1,412,324
Company							
Balance at 1 January 2008	7,460	10,666	–	–	–	1,524,231	1,542,357
Exercise of share options							
– transfer to share premium	(1,069)	–	–	–	–	–	(1,069)
Granting of share options	454	–	–	–	–	–	454
Balance at 31 December 2008 and 1 January 2009	6,845	10,666	–	–	–	1,524,231	1,541,742
Exercise of share options							
– transfer to share premium	(354)	–	–	–	–	–	(354)
Balance at 31 December 2009	6,491	10,666	–	–	–	1,524,231	1,541,388

19 OTHER RESERVES (continued)

(a) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve until the reserve reaches 10 percent of its registered share capital. This reserve is not available for dividend distribution.

(b) The contributed surplus of the Company arises when the Company issues shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's issued shares and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At the Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, whenever appropriate.

(c) As at 31 December 2009, the Group's distributable reserves comprised:

	2009 US$'000	2008 US$'000
The Company		
Distributable retained earnings	**65,214**	66,569
Contributed surplus	**1,524,231**	1,524,231
	1,589,445	1,590,800
Subsidiaries *(Notes (i) and (ii))*		
Distributable retained earnings	**1,041,653**	863,586
Associates *(Notes (i) and (ii))*		
Distributable retained earnings	**162,617**	147,905

Notes:

(i) The distributable retained earnings of subsidiaries and associates are the corresponding share of retained earnings which are distributable as shown in the statutory financial statements of those companies after deducting appropriate withholding tax.

(ii) There are differences between the retained earnings included in the Group financial statements of certain subsidiaries and associates, and those in their statutory financial statements, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

20 BANK LOANS AND OVERDRAFTS

	Group	
	2009 US$'000	2008 US$'000
Overdrafts – unsecured *(Note 17)*	**71**	624
Bank loans – secured *(Note 36)*	**107,726**	51,702
Bank loans – unsecured	**2,401,932**	1,875,960
	2,509,729	1,928,286

The maturity of bank loans and overdrafts is as follows:

	2009 US$'000	2008 US$'000
Within 1 year	**269,176**	39,013
Between 1 and 2 years	**1,270,972**	617,536
Between 2 and 5 years	**908,798**	1,210,714
Wholly repayable within 5 years	**2,448,946**	1,867,263
Over 5 years	**60,783**	61,023
	2,509,729	1,928,286

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

20 BANK LOANS AND OVERDRAFTS (continued)

The effective interest rates at the balance sheet date were as follows:

	31 December 2009								31 December 2008							
	HK$	RMB	MYR	US$	JPY	Pesos	Euros	Baht	**HK$**	**RMB**	**MYR**	**US$**	**JPY**	**Pesos**	**Euros**	**Baht**
Bank overdrafts	-	-	6.1%	-	-	-	-	-	5.0%	-	-	-	-	-	-	8.20%
Bank borrowings	0.47%	5.32%	3.03%	0.86%	1.09%	4.85%	0.88%	3.93%	0.92%	6.27%	4.05%	2.51%	1.20%	6.94%	3.55%	-

The carrying amounts of the bank loans and overdrafts approximate their fair values and are denominated in the following currencies:

	2009 US$'000	**2008** **US$'000**
Hong Kong dollars	**1,069,545**	988,607
Renminbi	**435,135**	165,618
Malaysian Ringgit	**50,540**	44,808
United States dollars	**677,960**	512,460
Japanese Yen	**65,034**	44,321
Philippines Pesos	**61,301**	59,321
Euros	**144,217**	112,739
Thai Baht	**5,997**	412
	2,509,729	1,928,286

The Group has the following undrawn borrowing facilities:

	2009 US$'000	**2008** **US$'000**
Floating rate		
– expiring within one year	**141,648**	175,747
– expiring beyond one year	**320,015**	820,393
Fixed rate		
– expiring within one year	**4,833**	–
	466,496	996,140

As at 31 December 2008, an undrawn floating rate borrowing facility of Thai Baht 800 million is secured by a freehold land with net book value of US$7,064,000.

21 DERIVATIVE FINANCIAL INSTRUMENTS

	Group and Company	
	2009 US$'000	**2008** **US$'000**
Liabilities		
Interest-rate swaps contracts		
– non hedging	**46,513**	65,916
Less: current portion of interest-rate swap contracts	**(1,740)**	–
Non-current portion	**44,773**	65,916

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 31 December 2009 were HK$4,760,000,000 and US$100,000,000, respectively (31 December 2008: HK$4,760,000,000 and US$100,000,000 respectively).

At 31 December 2009, the fixed interest rates vary from 4.28% to 4.70% per annum (31 December 2008: 4.28% to 4.70% per annum).

22 NON-CONTROLLING INTERESTS AND BALANCES WITH NON-CONTROLLING SHAREHOLDERS

	2009 US$'000	2008 US$'000
Non-controlling interests		
Share of equity	**279,846**	255,348
Equity loans *(Note (a))*	**35,946**	42,709
	315,792	298,057

Notes:

(a) Equity loans are unsecured, with no fixed repayment terms and bearing interest at:

	2009 US$'000	2008 US$'000
– LIBOR per annum	**10,493**	10,799
– LIBOR plus 1% per annum	**–**	6,155
– interest-free	**25,453**	25,755
	35,946	42,709

(b) Due to non-controlling shareholders (non-current portion) are unsecured and with the following terms:

	2009 US$'000	2008 US$'000
– LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	**772**	772
– LIBOR plus 1% per annum and wholly repayable on 20 April 2012	**7,380**	–
– LIBOR plus 1% per annum and wholly repayable on 2 December 2014	**1,667**	–
– Interest-free and not payable within 12 months	**25,510**	26,240
	35,329	27,012

The effective interest rate of the interest-free portion of the amounts due to non-controlling shareholders at the balance sheet date is 4.1% (2008: 4.1%) per annum.

(c) Due to non-controlling shareholders (current portion) are unsecured and with the following terms:

	2009 US$'000	2008 US$'000
– Interest-free with no fixed repayment terms	**5,178**	6,355

The fair value of the amounts due to non-controlling shareholders (both current and non-current portion under Notes (b) and (c) above) are not materially different from their carrying values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

23 DEFERRED INCOME TAX

Deferred income tax assets and liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 16.5% (2008: 16.5%) for subsidiaries operating in Hong Kong. Deferred income tax assets and liabilities of overseas subsidiaries are calculated at the rates of taxation prevailing in the countries in which the respective subsidiaries operate.

The movement on the deferred income tax account is as follows:

	Group	
	2009	2008
	US$'000	US$'000
At 1 January	**218,927**	210,994
Exchange differences	**3,383**	(272)
Acquisition of a subsidiary	**–**	9,278
Deferred taxation credit to income statement *(Note 31)*	**(7,535)**	(1,073)
At 31 December	**214,775**	218,927

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. As at 31 December 2009, the Group has the following unrecognized tax losses to carry forward against future taxable income.

	Group	
	2009	2008
	US$'000	US$'000
With no expiry date	**14,002**	12,644
Lapsed within the next five years	**81,603**	31,189
Lapsed within the next seven years	**28,897**	–
	124,502	43,833

23 DEFERRED INCOME TAX (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred income tax liabilities	Accelerated tax depreciation		Properties valuation surplus/(deficit)		Dividend withholding tax		Total	
	2009	2008	2009	2008	2009	2008	2009	2008
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1 January	185,223	188,636	8,735	4,355	31,122	25,919	225,080	218,910
Charged/(credited) to income statement	(15,691)	(8,523)	5,137	277	2,985	5,581	(7,569)	(2,665)
Acquisition of subsidiary	–	9,278	–	–	–	–	–	9,278
Exchange differences	2,655	(4,168)	932	4,103	(69)	(378)	3,518	(443)
At 31 December	172,187	185,223	14,804	8,735	34,038	31,122	221,029	225,080

Deferred income tax assets	Provision of assets		Tax losses		Others		Total	
	2009	2008	2009	2008	2009	2008	2009	2008
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1 January	(2,019)	(1,166)	(613)	(1,062)	(3,521)	(5,688)	(6,153)	(7,916)
Charged/(credited) to income statement	(346)	(762)	376	384	4	1,970	34	1,592
Exchange differences	(8)	(91)	(4)	65	(123)	197	(135)	171
At 31 December	(2,373)	(2,019)	(241)	(613)	(3,640)	(3,521)	(6,254)	(6,153)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

23 DEFERRED INCOME TAX (continued)

The following amounts which are expected only to be substantially recovered/settled after more than twelve months from the balance sheet date, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	2009 US$'000	2008 US$'000
Deferred income tax assets	**(1,262)**	(1,117)
Deferred income tax liabilities	**216,037**	220,044
	214,775	218,927

24 ACCOUNTS PAYABLE AND ACCRUALS

	2009 US$'000	2008 US$'000
Trade payables	**65,315**	54,219
Construction cost payable and accrued expenses	**376,472**	350,161
	441,787	404,380

At 31 December 2009, the ageing analysis of the trade payables is as follows:

	2009 US$'000	2008 US$'000
0 – 3 months	**60,077**	49,480
4 – 6 months	**2,450**	2,092
Over 6 months	**2,788**	2,647
	65,315	54,219

25 EXPENSES BY NATURE

Expenses included in cost of sales, marketing costs, administrative expenses and other operating expenses are analyzed as follows:

	2009 US$'000	2008 US$'000
Depreciation of property, plant and equipment (net of amount capitalized of US$298,000 (2008: US$471,000)) *(Note 7)*	**200,256**	166,827
Amortization of leasehold land and land use rights *(Note 9)*	**12,370**	11,215
Amortization of trademark and website development *(Note 10)*	**1,224**	1,225
Employee benefit expenses excluding directors' emoluments *(Note 27)*	**369,424**	358,033
Cost of inventories sold or consumed in operation	**177,503**	171,597
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**1,958**	2,453
Discarding of property, plant and equipment due to renovation of hotels	**2,014**	9,950
Operating lease expenses	**23,221**	19,005
Pre-opening expenses	**27,178**	35,605
Expenses on share options granted	**–**	454
Auditors' remuneration	**1,184**	1,068

26 OTHER LOSSES – NET

	2009 US$'000	2008 US$'000
Fair value gains/(losses) on investment properties *(Note 8)*	**29,130**	(952)
Impairment loss on properties for sale	**(7,258)**	–
Reversal of impairment on available-for-sale financial assets	**–**	14
Net unrealized gains/(losses) on financial assets held for trading	**11,060**	(33,403)
Fair value losses on derivative financial instruments – interest-rate swap contracts	**(11,460)**	(61,095)
Fair value adjustment on security deposit on leased premises	**(2,424)**	–
Fair value gains on loans from non-controlling shareholders	**–**	1,309
Provision for impairment loss on property under development and hotel property	**(39,257)**	–
Provision for income tax arising from shareholding restructure of an associate	**(5,000)**	–
Penalty on relinquishment of rights to acquire land use rights of project sites	**(461)**	(614)
Non-operating items	**(25,670)**	(94,741)
Interest income	**4,207**	7,705
Dividend income	**424**	922
Others	**261**	3,199
	(20,778)	(82,915)

27 EMPLOYEE BENEFIT EXPENSES

(excluding directors' emoluments)

	2009 US$'000	2008 US$'000
Wages and salaries (including unutilized annual leave)	**273,011**	266,653
Pension costs	**19,734**	20,832
Other welfare	**76,679**	70,548
	369,424	358,033

Pension Scheme Arrangement

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent to US$129) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilized by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilized by employers during the year and available for the future reduction of employers' contributions as at 31 December 2009 were not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

27 **EMPLOYEE BENEFIT EXPENSES (continued)**

Pension Scheme Arrangement (continued)

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 12% to 20%, of the employee's salaries and bonuses, as applicable, and were charged to the income statement account as incurred. The maximum contributions by the subsidiaries for each employee for the Group's subsidiaries in Singapore are fixed by the government at S$653 (equivalent to US$468) per month for monthly salaries and bonus payment. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 12%, respectively of their gross salaries and bonus, if applicable, to such fund.

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employees' final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary at 31 December 2009 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 6% per annum and salary will increase by 5% per annum. Based on this report, Makati Shangri-La Hotel & Resort, Inc., and Mactan Shangri-La Hotel & Resort, Inc. have unrecognized actuarial losses of Peso 13,423,000 (equivalent to US$289,000) and Peso 1,232,000 (equivalent to US$27,000) respectively while Edsa Shangri-La Hotel & Resort, Inc. has unrecognized actuarial gain of Peso 4,422,000 (equivalent to US$95,000).

Total pension cost including charges for directors charged to the income statement for the year under all pension schemes was US$19,826,000 (2008: US$21,298,000).

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2009 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Inducement fees	Other benefits[7]	Employer's Contribution to pension schemes	Compensation for loss of office as director	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Mr KUOK Khoon Ean	4	542	1,548	–	21	16	–	2,131
Mr LUI Man Shing	5	387	774	–	19	16	–	1,201
Mr Madhu Rama Chandra RAO	5	390	581	–	175	39	–	1,190
Mr HO Kian Guan	50	–	–	–	–	–	–	50
Mr KUOK Khoon Loong, Edward	11	148	516	–	116	7	–	798
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr WONG Kai Man, BBS, JP	39	–	–	–	–	–	–	39
Mr Michael Wing-Nin CHIU	19	–	–	–	–	–	–	19
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–
Madam KUOK Oon Kwong[2]	14	152	187	–	12	3	–	368
Mr Giovanni ANGELINI[3]	–	162	–	–	26	11	–	199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2008 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[7] US$'000	Employer's Contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Ean[4]	–	406	1,290	–	14	9	–	1,719
Mr KUOK Khoon Loong, Edward	–	418	1,290	–	250	16	–	1,974
Mr LUI Man Shing	5	527	774	–	15	14	–	1,335
Mr Giovanni ANGELINI	109	446	774	–	96	72	–	1,497
Mr Madhu Rama Chandra RAO[5]	–	18	30	–	6	2	–	56
Mr NG Si Fong, Alan[6]	–	90	68	–	54	6	–	218
Madam KUOK Oon Kwong	33	209	355	–	–	2	–	599
Mr HO Kian Guan	67	–	–	–	–	–	–	67
Mr LEE Yong Sun[6]	10	–	–	–	–	–	–	10
Mr Roberto V. ONGPIN	26	–	–	–	–	–	–	26
Mr Alexander Reid HAMILTON	45	–	–	–	–	–	–	45
Mr WONG Kai Man, BBS, JP	45	–	–	–	–	–	–	45
Mr Timothy David DATTELS	26	–	–	–	–	–	–	26
Mr Michael Wing-Nin CHIU	26	–	–	–	–	–	–	26
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–

Notes:

(1) Mr HO Kian Hock is Alternate Director to Mr HO Kian Guan.

(2) Madam KUOK Oon Kwong retired as Director on 27 May 2009.

(3) Mr Giovanni ANGELINI retired as Director on 30 April 2009.

(4) Mr KUOK Khoon Ean was appointed as Director on 1 April 2008.

(5) Mr Madhu Rama Chandra RAO was appointed as Director on 18 December 2008.

(6) Mr NG Si Fong, Alan and Mr LEE Yong Sun retired on 23 May 2008.

(7) Other benefits include housing, holiday warrant, medical expenses and insurance premium. Pursuant to the Executive Option Scheme and the New Option Scheme of the Company *(Note 18)*, the Company granted to the Directors options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair values of option shares granted to the Directors in 2005 and 2006 were included in the total expenses on share options granted *(Note 25)*.

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Movement of option shares granted to the Directors for the year ended 31 December 2009 are as follows:

Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2009	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2009	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr LUI Man Shing	16 June 2006	II	14.00	60,000	-	-	-	-	-	60,000	14.60	-	16 June 2008 – 15 June 2016
Mr Madhu Rama Chandra RAO	28 April 2005	II	11.75	250,000	-	-	-	-	-	250,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	50,000	-	-	-	-	-	50,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	50,000	-	-	-	-	-	50,000	14.60	-	16 June 2008 – 15 June 2016
Mr KUOK Khoon Loong, Edward	16 June 2006	II	14.00	100,000	-	-	-	-	-	100,000	14.60	-	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	-	-	-	-	-	75,000	11.60	-	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	-	-	75,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	-	-	-	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	-	-	-	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	16 June 2006	I	14.00	30,000	-	-	-	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	-	-	-	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2009	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2009	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	-	-	-	-	-	75,000	11.60	-	28 April 2006 - 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	-	-	75,000	11.60	-	28 April 2007 - 27 April 2015
	16 June 2006	I	14.00	30,000	-	-	-	-	-	30,000	14.60	-	16 June 2007 - 15 June 2016
	16 June 2006	II	14.00	30,000	-	-	-	-	-	30,000	14.60	-	16 June 2008 - 15 June 2016
Mr Giovanni ANGELINI	16 June 2006	I	14.00	100,000	-	-	(100,000)	-	-	-	14.60	-	16 June 2007 - 15 June 2016
	16 June 2006	II	14.00	100,000	-	-	(100,000)	-	-	-	14.60	-	16 June 2008 - 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	I	11.75	150,000	-	-	(150,000)	-	-	-	11.60	-	28 April 2006 - 27 April 2015
	28 April 2005	II	11.75	150,000	-	-	(150,000)	-	-	-	11.60	-	28 April 2007 - 27 April 2015
	16 June 2006	I	14.00	60,000	-	-	(60,000)	-	-	-	14.60	-	16 June 2007 - 15 June 2016
	16 June 2006	II	14.00	60,000	-	-	(60,000)	-	-	-	14.60	-	16 June 2008 - 15 June 2016

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Movement of option shares granted to the Directors for the year ended 31 December 2008 are as follows:

Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon Loong, Edward	16 June 2006	II	14.00	100,000	–	–	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr LUI Man Shing	16 June 2006	II	14.00	60,000	–	–	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI	28 April 2005	I	11.75	500,000	–	–	–	(500,000)	–	–	11.60	10.75	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	500,000	–	–	–	(500,000)	–	–	11.60	10.75	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	–	–	–	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	–	–	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr Madhu Rama Chandra RAO	28 April 2005	II	11.75	–	–	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	–	50,000	–	–	–	50,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	–	50,000	–	–	–	50,000	14.60	–	16 June 2008 – 15 June 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	(60,000)	–	–	–	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	(60,000)	–	–	–	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	(150,000)	–	–	–	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	(150,000)	–	–	–	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	50,000	–	–	(50,000)	–	–	–	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	50,000	–	–	(50,000)	–	–	–	14.60	–	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	I	11.75	150,000	–	–	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	60,000	–	–	–	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	60,000	–	–	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr HO Kian Guan	16 June 2006	II	14.00	30,000	–	–	–	(30,000)	–	–	14.60	5.00	16 June 2008 – 15 June 2016
Mr LEE Yong Sun	16 June 2006	II	14.00	30,000	–	–	(30,000)	–	–	–	14.60	–	16 June 2008 – 15 June 2016

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	16 June 2006	I	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2008: five) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2008: nil) individual during the year are as follows:

	2009 US$'000
Basic salaries, housing allowances, other allowances and benefits in kind	473
Employer's contribution to pension schemes	30
Discretionary bonuses	452
Inducement fee to join the Group	–
Compensation for loss of office	–
	955

Pursuant to the Executive Option Scheme and the New Option Scheme of the Company *(Note 18)*, the Company granted to the individual (2008: nil) options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair values of option shares granted to the individual were included in the total expense on share options granted in 2008 *(Note 25)*.

29 FINANCE (COSTS)/GAIN

	2009 US$'000	2008 US$'000
Interest expense:		
– bank loans and overdrafts	**(36,210)**	(52,142)
– other loans interest	**(2,253)**	(1,831)
	(38,463)	(53,973)
Less: amount capitalized	**9,270**	16,198
	(29,193)	(37,775)
Net foreign exchange transaction gains	**4,763**	50,626
	(24,430)	12,851

The effective capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 1.6% per annum (2008: 3.4%).

30 SHARE OF PROFIT OF ASSOCIATES

	2009 US$'000	2008 US$'000
Share of profit before tax of associates, before share of net increase in fair value of investment properties and provision for impairment loss	**63,370**	104,107
Share of net increase in fair value of investment properties	**327,144**	13,047
Provision for impairment loss for development project in New York	**(24,800)**	–
Share of loss in net book value of a building upon demolition for the development of an extension project of China World Trade Center Ltd.	**–**	(8,873)
Share of profit before tax of associates	**365,714**	108,281
Share of associates' taxation before provision for deferred tax liabilities on fair value gains of investment properties	**(16,110)**	(28,384)
Share of provision for deferred tax liabilities on fair value gains of investment properties	**(79,009)**	(3,030)
Share of associates' taxation	**(95,119)**	(31,414)
Share of profit of associates	**270,595**	76,867

31 INCOME TAX EXPENSE

	2009 US$'000	2008 US$'000
Current income tax		
– Hong Kong profits tax	**9,075**	13,955
– Overseas taxation	**35,227**	56,534
Deferred income tax *(Note 23)*	**(7,535)**	(1,073)
	36,767	69,416

Share of associates' taxation for the year ended 31 December 2009 of US$95,119,000 (2008: US$31,414,000) is included in the income statement as share of profits of associates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

31 INCOME TAX EXPENSE (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2009 US$'000	2008 US$'000
Profit before income tax	**297,513**	252,883
Calculated at a taxation rate of 16.5% (2008: 16.5%)	**49,090**	41,726
Effect of different taxation rates of subsidiaries operating in other countries	**6,639**	9,240
Income not subject to taxation	**(54,961)**	(16,950)
Expenses not deductible for taxation purposes	**38,125**	39,236
Tax effect on unrecognized tax losses	**–**	537
Utilization of previously unrecognized tax losses	**(402)**	(2,570)
Effect on opening net deferred taxation resulting from decrease in tax rate	**(11,410)**	(300)
Under/(over) provision in prior year	**627**	(2,185)
Withholding tax	**10,281**	2,996
Recognition of deferred tax assets by subsidiaries	**–**	(147)
Tax incentive	**(1,552)**	(1,807)
Others	**330**	(360)
Taxation charge	**36,767**	69,416

(a) Hong Kong profits tax is provided at a rate of 16.5% (2008: 16.5%) on the estimated assessable profit of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

32 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS AND RETAINED EARNINGS OF THE COMPANY

The profit attributable to equity holders is dealt with in the financial statements of the Company to the extent of US$58,222,000 (2008: US$62,909,000).

Movement of retained earnings of the Company

	2009 US$'000	2008 US$'000
Balance at 1 January	**66,569**	100,427
Profit for the year	**58,222**	62,909
2008/2007 final dividend paid	**(37,233)**	(44,644)
2009/2008 interim dividend paid *(Note 34)*	**(22,344)**	(52,123)
Balance at 31 December	**65,214**	66,569
Representing		
2009/2008 final dividend proposed *(Note 34)*	**22,353**	37,230
Retained earnings	**42,861**	29,339
Balance at 31 December	**65,214**	66,569

33 EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year after adjustment of 10,867,055 issued ordinary shares of the Company held by a subsidiary.

	2009	2008
Profit attributable to equity holders of the Company (US$'000)	**255,499**	165,940
Weighted average number of ordinary shares in issue (thousands)	**2,874,960**	2,878,485
Basic earnings per share (US cents per share)	**8.89**	5.76

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the year ended 31 December 2009, all the share options issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 and HK$11.60 issued under the New Option Scheme have the greatest dilution effect. For the year ended 31 December 2008, all share options issued under both the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

	2009	2008
Profit attributable to equity holders of the Company (US$'000)	**255,499**	165,940
Weighted average number of ordinary shares in issue (thousands)	**2,874,960**	2,878,485
Adjustments for – share options (thousands)	**842**	5,026
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**2,875,802**	2,883,511
Diluted earnings per share (US cents per share)	**8.88**	5.75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

34 DIVIDENDS

	Group		Company	
	2009	**2008**	**2009**	**2008**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Interim dividend paid of HK6 cents (2008: HK14 cents) per ordinary share	**22,260**	52,123	**22,344**	52,123
Proposed final dividend of HK6 cents (2008: HK10 cents) per ordinary share	**22,269**	37,090	**22,353**	37,230
	44,529	89,213	**44,697**	89,353

At a meeting held on 17 March 2010, the Board proposed a final dividend of HK6 cents per ordinary share for the year ended 31 December 2009, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2010.

The proposed final dividend for 2009 on the 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$84,000 is eliminated on consolidation and is excluded from the proposed final dividend attributable to the Company's equity holders recognized in the consolidated financial statements.

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Cash generated from operations

	2009 US$'000	2008 US$'000
Profit before income tax	**297,513**	252,883
Share of results of associates	**(270,595)**	(76,867)
Fair value (gains)/losses on investment properties	**(29,130)**	952
Impairment loss on properties for sale	**7,258**	–
Provision for impairment loss on property under development and hotel property	**39,257**	–
Depreciation	**200,256**	166,827
Amortization of leasehold land and land use rights, trademark and website development	**13,594**	12,440
Interest on bank loans and overdrafts	**29,192**	37,775
Interest income	**(4,207)**	(7,705)
Dividend income	**(424)**	(922)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations and impairment loss	**3,972**	12,403
Fair value adjustment on security deposit on leased premises	**2,424**	–
Net unrealized (gains)/losses on financial assets held for trading	**(11,060)**	33,403
Reversal of impairment on available-for-sale financial assets	**–**	(14)
Expenses on share options granted	**–**	454
Fair value losses on derivative financial instruments – interest-rate swap contracts	**11,460**	61,095
Fair value gains on loans from non-controlling shareholders	**–**	(1,309)
Net foreign exchange transaction gains	**(4,763)**	(50,626)

	2009 US$'000	2008 US$'000
Operating profit before working capital changes	**284,747**	440,789
Increase in inventories	**(4,447)**	(3,590)
Decrease/(Increase) in accounts receivable, prepayments and deposits	**35,151**	(2,389)
Decrease/(Increase) in amounts due from associates	**2,274**	(299)
Increase in accounts payable and accruals	**39,889**	25,563
Net cash generated from operations	**357,614**	460,074

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) Acquisition and disposal of interests in associates and subsidiaries

(i) In the first half of 2009, the Group has completed a series of transactions with connected persons for the acquisition and the restructuring of certain property interests in the Philippines. Upon completion of the acquisition and the restructuring, the Group disposed of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (immediately prior to the completion of these transactions, an indirect wholly owned subsidiary of the Company which owns Shangri-La's Mactan Resort & Spa, Cebu) to Shang Properties, Inc. ("SPI") (a connected person of the Company) and acquired approximately 93.95% economic interests in certain Philippines property holding companies (which own certain lands in the Philippines) from Kerry Holdings Limited (a substantial shareholder of the Company) and SPI. The Group paid a net cash consideration of approximately US$20.8 million and the fair value of the companies acquired was approximately US$26.8 million. Following completion of the acquisition and the restructuring, the Group has 93.95% equity interest in MSH and an economic interest of 93.95% in each of the Philippines property holding companies. The Group has significant influence in the acquired Philippines property holding companies which are treated as associates of the Group.

(ii) On 29 July 2009, the Group entered into a sale and purchase agreement with a connected person pursuant to which the Group agreed to purchase the entire equity interest in a company owning a piece of land in Qufu City, Shangdong Province, Mainland China which could be used primarily for hotel development. The transaction was completed by end of September at a final consideration of HK$51,077,000 (equivalent to approximately US$6,591,000). The fair values of assets and liabilities acquired are as follows:

	US$'000
Fixed assets	640
Land use rights *(Note 9)*	6,070
Cash and cash equivalents	45
Other assets	21
Accounts payable and accruals	(185)
Net assets acquired	6,591
Less: cash acquired	(45)
Cash flow on acquisition net of cash acquired	6,546

36 FINANCIAL GUARANTEES, CONTINGENCIES AND OTHER CHARGES

(a) Financial guarantees

As at 31 December 2009, financial guarantees of the Company and the Group were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associates. The utilized amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$2,096,735,000 (2008: US$1,537,809,000) for the subsidiaries and US$31,099,000 (2008: US$23,924,000) for associates

(ii) The Company executed guarantees in favour of banks for securing certain banking facilities granted to four non-wholly owned subsidiaries while the non-controlling shareholders provided proportionate counter guarantee to the Company under the joint venture agreements. The utilized amount of such facilities covered by the Company's guarantee after setting off the amount of counter guarantee from the non-controlling shareholders and which also represented the net financial exposure of the Company at the balance sheet date amounts to US$150,022,000 (2008: US$113,420,000).

(iii) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilized amount of such facilities covered by the Group's guarantees for these associates amounts to US$47,795,000 (2008: US$42,416,000).

Guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that the above guarantees will be called upon.

(iv) The Company, together with three other guarantors (collectively, the "Guarantors"), has executed a recourse carve-out guarantee in favour of certain lenders to secure those certain banking facilities granted to Park Avenue Hotel Acquisition, LLC (the "Borrower") (a 75% subsidiary of a 25.9% owned associate of the Group, which is the owner of the project located at 610 Lexington Avenue, New York, New York, United States (the "Project")) by the lenders. The lenders have brought a foreclosure claim against the Borrower due to the failure of the Borrower to pay the outstanding loan balance due on the maturity date, which was 8 April 2009. Additionally, based upon an allegation that a full recourse event has occurred, the lenders have amended their foreclosure claim against the Borrower to include a claim for a deficiency judgment against all of the Guarantors of the loan encumbering the Project, including the Company, should the foreclosure sale of the Project not realize sufficient proceeds to repay the entirety of the outstanding loan

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

36 FINANCIAL GUARANTEES, CONTINGENCIES AND OTHER CHARGES (continued)

(a) Financial guarantees (continued)

balance due and owing. The lenders are claiming the amount of approximately US$133,602,000 plus all accrued interest and other charges due and owing under the loan documents and are only making a claim against the Guarantors for any deficiency remaining after the sale of the Project in the foreclosure action. The claim for a deficiency judgment as against the Company and the Guarantors named in the foreclosure action, was dismissed pursuant to a decision and order of the Supreme Court of the State of New York on 24 February 2010. The order of dismissal is not yet final as the lenders have the right to file an appeal to the New York Supreme Court, Appellate Division within 30 days from 18 March 2010. The view of the Company's legal counsel is that the order of dismissal is correctly decided and is a very persuasive decision likely to be upheld on appeal, if any. Accordingly, the Company is of the opinion that an unfavourable outcome for the Company with respect to the claims against the Company as a guarantor in the foreclosure action is remote. In addition to pursuing the defense against the action by the lenders against the Company, the Board intends, to the extent a judgment is ultimately entered against the Guarantors, to enforce the Company's rights under the Contribution Agreement among the Guarantors. Such Contribution Agreement provides that the other Guarantors are liable for 80.575% of any liability imposed under the recourse carve-out guarantee and that the Company is only liable for 19.425% of any such liability imposed upon the Guarantors in the aggregate which amounts to US$25,952,000.

(b) Contingent liabilities

As at 31 December 2009, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$2,425,000 (equivalent to US$2,277,000). (2008: A$2,425,000 (equivalent to US$1,678,000)).

(ii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$38,852,000(2008: US$39,845,000). These facilities are undrawn as at 31 December 2009.

(c) Other charges

As at 31 December 2009, bank borrowings of certain subsidiaries amounting to US$107,726,000 (2008: a subsidiary of US$51,702,000 was secured by:

(i) The rights and benefits of the insurance policies on a subsidiary's hotel building, vehicles, machinery; and furniture, fixture and equipment with net book amount of US$54,455,000 (2008: US$57,751,000).

(ii) Freehold land and constructions of a subsidiary with net book value of US$55,806,000 (2008: Nil).

(iii) Land lease right and all immovable assets owned by a subsidiary together with a pledge of all the equity shares of the subsidiary with net book value of US$169,683,000 (2008: Nil).

37 COMMITMENTS

(a) The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

	2009 US$'000	2008 US$'000
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**120,537**	80,813
Authorized but not contracted for	**181,929**	73,552
Development projects		
Contracted but not provided for	**121,000**	431,397
Authorized but not contracted for	**907,670**	1,573,282
	1,331,136	2,159,044

(b) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2009 US$'000	2008 US$'000
Not later than one year	**22,701**	26,348
Later than one year and not later than five years	**99,243**	102,944
Later than five years	**552,938**	531,011
	674,882	660,303

(c) At 31 December 2009, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2009 US$'000	2008 US$'000
Not later than one year	**22,683**	24,938
Later than one year and not later than five years	**21,870**	23,343
Later than five years	**148**	–
	44,701	48,281

(d) The Company had entered into HIBOR and LIBOR interest-rate swap contracts for an aggregate principal amount of HK$4,760,000,000 and US$100,000,000 (2008: HK$4,760,000,000 and US$100,000,000) at fixed interest rates between 4.28% to 4.70% per annum (2008: between 4.28% to 4.70% per annum) to reduce its interest rate exposure. These contracts will be maturing between March 2010 through January 2014.

(e) During the year, a subsidiary in Thailand executed a short term forward exchange contract between Thai Baht and United States dollar maturing in August 2010 to hedge against a short term intra group United States dollar borrowing and its derived interest. At 31 December 2009, the contract which remained outstanding amounting to US$15,085,000 (31 December 2008: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

38 RELATED PARTY TRANSACTIONS

Kerry Group Limited ("KGL"), which owns approximately 50.04% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 31 December 2009, has significant influence over the Company.

The following transactions were carried out with related parties:

	2009 US$'000	2008 US$'000
(a) Transactions with subsidiaries of KGL during the year (other than subsidiaries of the Company)		
Receipt of hotel management and related services and royalty fees	**1,622**	2,560
Payment of project management service and project consultancy service fees	**225**	3,550
Reimbursement of office expenses and payment of administration and related expenses	**2,673**	2,545
Payment of office rental, management fees and rates	**926**	1,422
(b) Transactions with associates of the Group during the year (other than a subsidiary of KGL included under item (a) above)		
Receipt of hotel management and related services and royalty fees	**7,659**	11,566
Receipt for laundry services	**687**	816

	2009 US$'000	2008 US$'000
(c) Financial assistance provided to subsidiaries of KGL as at 31 December (other than subsidiaries of the Company)		
Balance of loan to associates of the Group	**83,455**	83,455
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	**31,099**	23,924
(d) Financial assistance provided to associates of the Group as at 31 December (excluding item (c) above)		
Balance of loan to associates of the Group	**98,673**	97,383
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to an associate of the Group	**16,696**	18,491

There are no material changes to the terms of the above transactions during the year.

	2009 US$'000	2008 US$'000
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	**5,795**	7,277
Post employment benefits	**92**	121

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	–	Investment holding	*1*
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	–	Group financing	*1*
Shangri-La China Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Investment holding	*1*
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Investment holding	*1*
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Hotel ownership and operation	*1*
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	–	80	Hotel ownership and operation	*1*
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	US$32,000,000	–	72	Hotel ownership and operation	2,5,7
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	US$16,000,000	–	100	Hotel ownership and operation	6,7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Shanghai Pudong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$47,000,000	–	100	Hotel ownership and operation	2,4,7
Shenyang Traders Hotel Ltd.	The People's Republic of China	US$28,334,000	–	100	Hotel ownership and operation	6,7
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB167,000,000	–	90	Hotel ownership and operation and real estate operation	5,7
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	RMB25,000,000	–	90	Real estate development and operation	5,7
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$79,000,000	–	100	Hotel ownership and operation and real estate development and operation	6,7
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$51,666,670	–	100	Hotel ownership and operation and real estate development and operation	6,7
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	US$12,000,000	–	100	Hotel ownership and operation	4,7

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$20,767,000	–	100	Hotel ownership and operation	6,7
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	US$6,000,000	–	92	Real estate development and operation	5,7
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$26,667,000	–	92	Hotel ownership and operation	5,7
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	HK$180,000,000	–	100	Real estate development	3,6,7
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$22,200,000	–	100	Hotel ownership and operation	6,7
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$23,710,000	–	51	Hotel ownership and operation	5,7
Shangri-La Hotel (Chengdu) Co., Ltd.	The People's Republic of China	US$53,340,000	–	80	Hotel ownership and operation and real estate development and operation	6,7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd.	The People's Republic of China	US$60,340,000	–	80	Hotel ownership and operation	6,7
Shangri-La Hotel (Shenzhen Futian) Co., Ltd.	The People's Republic of China	US$71,000,000	–	100	Hotel ownership and operation	2,6,7
Shangri-La Hotel (Ningbo) Co., Ltd.	The People's Republic of China	US$74,000,000	–	95	Hotel ownership and operation	6,7
Shangri-La Hotel (Wenzhou) Co., Ltd.	The People's Republic of China	US$46,250,000	–	75	Hotel ownership and operation	6,7
Shangri-La Hotel (Xian) Co., Ltd.	The People's Republic of China	US$36,800,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Guilin) Co., Ltd.	The People's Republic of China	US$49,500,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Baotou) Co., Ltd.	The People's Republic of China	US$24,400,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Huhhot) Co., Ltd.	The People's Republic of China	US$41,670,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Manzhouli) Co., Ltd.	The People's Republic of China	US$25,992,000	–	100	Hotel ownership and operation	3,6,7

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Shangri-La Hotel (Zhoushan) Co., Ltd.	The People's Republic of China	RMB25,747,720	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Hefei) Co., Ltd.	The People's Republic of China	US$7,300,000	–	100	Hotel ownership and operation	3,6,7
Glory Cheer Development (Qinhuangdao) Co., Ltd.	The People's Republic of China	RMB44,909,805	–	100	Hotel ownership and operation	3,6,7
Sanya Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB680,927,400	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Lhasa) Co., Ltd.	The People's Republic of China	US$11,000,000	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Qufu) Co., Ltd.	The People's Republic of China	RMB56,798,930	–	100	Hotel ownership and operation	3,6,7
Ji Xiang Real Estate (Nanjing) Co., Ltd	The People's Republic of China	RMB110,669,995	–	55	Hotel ownership and operation and real estate development and operation	3,6,7
Shangri-La Ulaanbaatar LLC	The Republic of Mongolia	US$5,000,000	–	51	Office ownership and operation	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Shangri-La Ulaanbaatar Hotel LLC	The Republic of Mongolia	US$10,000,000	–	75	Hotel ownership and operation	3
Makati Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500 Redeemable Common Peso 285,513,000	–	93.95	Hotel ownership and operation	
Boracay Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 10,825,000	–	100	Hotel ownership and operation	
Addu Investments Private Limited	Maldives	Rufiyaa 640,000,000	–	70	Hotel ownership and operation	
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	2

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	–	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	–	100	Hotel ownership and operation	
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	–	52.78	Investment holding and hotel ownership and operation	
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	–	52.78	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	52.78	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	31.67	Hotel ownership and operation	
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	–	64.59	Hotel and golf club ownership and operation	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	–	52.78	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	–	52.78	Investment holding and property investment	
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	–	59.16	Hotel ownership and operation	
Shangri-La Hotel Public Company Limited	Thailand	Common Baht1,300,000,000	–	73.61	Hotel, serviced apartments and office ownership and operation	
Shangri-La Hotels (Paris) SARL	France	EUR40,010,000	–	100	Hotel ownership and operation	*2, 3*
Shangri-La Hotels Japan K.K.	Japan	YEN902,500,000	–	100	Hotel ownership and operation	*2*
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	–	Investment holding	*1*

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2009, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Hotel management, marketing, consultancy and reservation services	*1*
Shangri-La Hotel Management (Shanghai) Co., Ltd.	The People's Republic of China	US$140,000	–	100	Hotel management, marketing and consultancy services	6,7
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EUR18,151	–	100	Licensing use of intellectual property rights	

Notes:

1 Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.

2 Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

4 Co-operative Joint Venture.

5 Equity Joint Venture.

6 Wholly Foreign-Owned Enterprise.

7 The amount of paid up/issued capital for subsidiaries incorporated in The People's Republic of China represented the amount of paid in registered capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(b) At 31 December 2009, the Group held interests in the following principal associates:

Name	Place of establishment/operation	Percentage holding in the registered capital by the Group	Nature of business	*Notes*
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	*2*
Beijing Shangri-La Hotel Co., Ltd.	The People's Republic of China	38	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	*1*
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	*2*
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	*2*
Shanghai Xin Ci Hou Properties Co., Ltd.	The People's Republic of China	24.75	Real estate development and operation	*2*
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	49	Hotel ownership and operation and property investment	*3*
Shanghai Pudong Kerry City Properties Co., Ltd.	The People's Republic of China	23.20	Hotel ownership and operation and property investment	*3*
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	20	Hotel ownership and operation and property investment	*3*
Kerry Real Estate (Nanchang) Co., Ltd.	The People's Republic of China	20	Hotel ownership and operation and property investment	*3*

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(b) At 31 December 2009, the Group held interests in the following principal associates: (continued)

Name	Place of establishment/operation	Percentage holding in the registered capital by the Group	Nature of business	*Notes*
Hengyun Real Estate (Tangshan) Co., Ltd.	The People's Republic of China	35	Property investment	3
Ruihe Real Estate (Tangshan) Co., Ltd.	The People's Republic of China	35	Hotel ownership and operation	3
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation	
Tanjong Aru Hotel Sdn. Bhd.	Malaysia	40	Hotel ownership and operation	
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	2
Fine Winner Holdings Limited	Hong Kong	30	Hotel ownership and operation	1
Shine Up Holdings Limited	Samoa	25	Aircraft ownership	
Park Avenue Hotel Investors, LLC	United States of America	25.90	Hotel ownership and operation	2,3
Shang Global City Properties, Inc.	The Philippines	40	Land ownership	3

Notes:

1 Associates audited by PricewaterhouseCoopers, Hong Kong.

2 Associates audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Associates which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

(c) The above tables list out the subsidiaries and associates of the Company as at 31 December 2009 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

40 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES

(a) Details of hotel properties of the Company's subsidiaries are as follows: (lease term represents lease term of land use rights unless otherwise stated)

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Medium lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen East Side, Railway Station, 1002 Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease

Address	Existing use	Lease term
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 569 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Medium lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease

40 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (lease term represents lease term of land use rights unless otherwise stated) (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Zhongshan 16 Qi Wan Road North, Eastern Area, Zhongshan 528403, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Fuzhou No. 9 Xin Quan Nan Road, Fuzhou 350005, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Guangzhou 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou 510308, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Chengdu 9 Binjiang Dong Road, Chengdu, Sichuan 610021, The People's Republic of China	Hotel operation	Medium lease

Address	Existing use	Lease term
Shangri-La Hotel, Xian 38B Keji Road, Xian 710075, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Baotou 66 Min Zu East Road, Qing Shan District, Baotou 014030, Inner Mongolia The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Huhhot 5 Xi Lin Guo Le South Road, Huhhot 010020, Inner Mongolia The People's Republic of China	Hotel operation	Medium lease
Futian Shangri-La, Shenzhen 4088 Yi Tian Road Futian District Shenzhen 518048 The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wenzhou 1 Xiangyuan Road, Wenzhou 325000, Zhejiang Province, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Ningbo 88 Yuyuan Road, Jiangdong District, Ningbo 315040, Zhejiang, The People's Republic of China	Hotel operation	Medium lease

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

40 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (lease term represents lease term of land use rights unless otherwise stated) (continued)

Address	Existing use	Lease term
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Resort & Spa, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Boracay Resort & Spa, Barangay Yapak Boracay Island, Malay, Aklan 5608, Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort & Spa, Yanuca Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort & Spa, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Traders Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease

40 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (lease term represents lease term of land use rights unless otherwise stated) (continued)

Address	Existing use	Lease term
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation, residential and office rental	Freehold
Shangri-La Hotel, Chiang Mai 89/8 Chang Klan Road, Muang Chiang Mai 50100 Thailand	Hotel operation	Freehold
Shangri-La's Villingili Resort & Spa, Maldives Villingili Island, Addu Atoll Republic of Maldives	Hotel operation	Medium lease
Shangri-La Hotel, Tokyo Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo, 100-8283, Japan	Hotel operation	Medium lease for building

(b) Details of hotel properties of the operating associates are as follows: (lease term represents lease term of land use rights unless otherwise stated)

Address	Existing use	Lease term
China World Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Shangri-La's Kerry Centre Hotel, Beijing 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

40 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(b) Details of hotel properties of the operating associates are as follows: (lease term represents lease term of land use rights unless otherwise stated) (continued)

Address	Existing use	Lease term
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Shangri-La's Tanjung Aru Resort & Spa, Kota Kinabalu 20 Jalan Aru, 88100 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1 Jakarta 10220, Indonesia	Hotel operation	Medium lease
Hotel JEN, Hong Kong No. 508 Queen's Road West, Western District, Hong Kong	Hotel operation	Long lease

41 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATES

(a) Details of investment properties of the subsidiaries are as follows: (lease term represents lease term of land use rights unless otherwise stated)

Address	Existing use	Lease term
Shangri-La Residences, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease
The Office Tower at Shangri-La Centre, Chengdu 9 Binjiang Dong Road Chengdu, Sichuan 610021, The People's Republic of China	Office and commercial rental	Medium lease
Shangri-La Center, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Office and commercial rental	Medium lease
Central Tower, Ulaanbaatar 2 Sukhbaatar Square, SBD-8, Ulaanbaatar 210620a, Mongolia	Office rental	Long lease
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold
Shangri-La Residences, Singapore No. 1A Lady Hill Road, Singapore 258685	Residential rental	Freehold

41 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(a) Details of investment properties of the subsidiaries are as follows: (lease term represents lease term of land use rights unless otherwise stated) (continued)

Address	Existing use	Lease term
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

(b) Details of investment properties of the operating associates are as follows:
(lease term represents lease term of land use rights unless otherwise stated)

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Century Towers, Beijing 18 Guang Qu Men Wai Avenue, Beijing 100022, The People's Republic of China	Residential rental	Long lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2009

41 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(b) Details of investment properties of the operating associates are as follows:
(lease term represents lease term of land use rights unless otherwise stated) (continued)

Address	Existing use	Lease term
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Office and commercial rental	Freehold

42 EVENTS AFTER THE BALANCE SHEET DATE

(a) The Company issued a total of 276,195 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2009 and up to the approval date of these financial statements.

(b) In February 2010, a wholly owned subsidiary of the Company executed a 3-year unsecured bilateral bank loan agreement of Euro25,000,000 (equivalent to US$36,054,000). In March 2010, the Group executed a 5-year unsecured bilateral bank loan agreement of US$120,000,000.

(c) In February 2010, the Group completed the connected transactions in relation to the acquisition of 10% equity interest in each of Changchun Shangri-La Hotel Co., Ltd. ("SLCC") (a 90% indirectly owned subsidiary of the Company which owns the Shangri-La Hotel, Changchun in Mainland China before completion of these transactions) and Jilin Province Kerry Real Estate Development Ltd. ("JPKRED") (a 90% indirectly owned subsidiary of the Company which owns the land site where the Shangri-La Hotel, Changchun is built before completion of these transactions) from the non-controlling shareholder of these two subsidiaries. Pursuant to these two agreements, the non-controlling shareholder transferred its 10% equity interest in SLCC and 10% equity interest in JPKRED together with the shareholder loan of RMB2,500,000 (approximately US$366,000) to the Group at a consideration of RMB38,000,000 (approximately US$5,565,000) and RMB9,639,000 (approximately US$1,412,000), respectively. Following completion of the transactions, the Group owns 100% equity interest in both SLCC and JPKRED.

42 EVENTS AFTER THE BALANCE SHEET DATE (continued)

(d) On 2 February 2010, the Group entered into a shareholders' agreement in connection with the establishment of a wholly foreign-owned enterprise ("JVCO") in Mainland China for potential real estate development projects involving hotel, commercial and/or residential elements in Mainland China. The JVCO may also participate at land bids for sites in Mainland China appropriate for such real estate development. Pursuant to the shareholders' agreement, the Group will have 45% equity interest in the JVCO and its share of the maximum total investment amount of the JVCO shall be RMB153,000,000 (approximately US$22,408,000). The establishment of the JVCO was completed in February 2010.

43 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 17 March 2010.

FIVE YEAR SUMMARY

The financial summary of the Group for the last five years are as follows:

	2009 US$'000	2008 US$'000	2007 US$'000	2006 US$'000	2005 US$'000
Results					
Profit attributable to:					
Equity holders	**255,499**	165,940	340,863	202,173	150,990
Non-controlling interests	**5,247**	17,527	33,362	17,156	16,541
Assets and liabilities					
Total assets	**7,814,700**	6,922,711	6,101,010	5,075,678	4,263,067
Total liabilities	**3,269,403**	2,671,323	1,915,682	2,100,354	1,632,853
Total equity	**4,545,297**	4,251,388	4,185,328	2,975,324	2,630,214

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

Resolutions will be proposed at the Annual General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 26 May 2010 at 10:00 a.m. to approve, inter alia, the matters referred to in this circular.

The Notice convening the Annual General Meeting together with the form of proxy for use at the Annual General Meeting are enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

* *For identification purpose only*

19 April 2010

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 3
2. General Mandate to Repurchase Shares 4
3. Annual General Meeting 4
4. Recommendation 4
5. General Information 4

Appendix I – Explanatory Statement on the General Mandate to Repurchase Shares 5

Appendix II – Details of Retiring Directors Proposed to be Re-elected at the Annual General Meeting 8

Appendix III – Proposed directors' fees (including fees payable to members of the Audit and Remuneration Committees) for the year ending 31 December 2010 12

Notice of Annual General Meeting 13

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"2009 Annual General Meeting"	the annual general meeting of the Company held at 10:00 a.m. on Wednesday, 27 May 2009
"Annual General Meeting"	the annual general meeting of the Company to be held at 10:00 a.m. on Wednesday, 26 May 2010 at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong
"Baht"	Thai baht, the lawful currency of Thailand
"Board"	the board of Directors
"Bye-Laws"	the bye-laws of the Company as amended from time to time
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the HKSE with secondary listing on the SGX-ST
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSE"	The Stock Exchange of Hong Kong Limited
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"KGL"	Kerry Group Limited
"Latest Practicable Date"	7 April 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the HKSE

"Notice"	a notice dated 19 April 2010 convening the Annual General Meeting, a copy of which is set out on pages 13 to 16 of this circular
"PSE"	Philippine Stock Exchange, Inc.
"Recognized Stock Exchange"	any stock exchange recognized by the Securities and Futures Commission of Hong Kong and the HKSE for the purpose of securities repurchases
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGX-ST"	Singapore Exchange Securities Trading Limited
"Share(s)"	the ordinary share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Mandate"	a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase at any time until the next annual general meeting of the Company or such earlier period as stated in the Share Resolution the Shares up to a maximum of 10 per cent of the fully paid-up issued share capital of the Company at the date of the Share Resolution
"Share Resolution"	the ordinary resolution referred to in item 6B of the Notice
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Thai-SE"	Stock Exchange of Thailand



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Ean
(Chairman and Chief Executive Officer)
Mr LUI Man Shing *(Deputy Chairman)*
Mr Madhu Rama Chandra RAO

Non-Executive Directors:
Mr HO Kian Guan
Mr KUOK Khoon Loong, Edward
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr Timothy David DATTELS†
Mr WONG Kai Man, *BBS, JP*†
Mr Michael Wing-Nin CHIU†
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

† *Independent Non-Executive Directors*
* *For identification purpose only*

19 April 2010

Dear Shareholders,

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information relating to, inter alia, the Share Repurchase Mandate to enable you to make an informed decision on whether to vote for or against the Share Resolution to be proposed at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

The latest general mandate to repurchase Shares up to a maximum of 10 per cent of the fully paid-up issued Shares was granted to the Directors at the 2009 Annual General Meeting.

The Share Resolution will be proposed at the Annual General Meeting to approve the grant of the Share Repurchase Mandate to the Directors. The Share Repurchase Mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in item 6B of the Notice.

Shareholders should refer to the explanatory statement contained in Appendix I of this circular, which sets out further information in relation to the Share Repurchase Mandate.

3. ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on pages 13 to 16 of this circular. At the Annual General Meeting, ordinary resolutions to approve, inter alia, the Share Repurchase Mandate will be proposed.

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting if you so wish.

Pursuant to the Listing Rules, any vote of shareholders at a general meeting must be taken by poll. The chairman of the Annual General Meeting will therefore demand a poll for each resolution put to the vote of the Annual General Meeting pursuant to Bye-Law 70 of the Bye-Laws.

4. RECOMMENDATION

The Directors are of the opinion that the grant of the Share Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend shareholders to vote in favour of the Share Resolution to be proposed at the Annual General Meeting.

5. GENERAL INFORMATION

Your attention is drawn to the information contained in Appendix II and Appendix III of this circular which set out details of the retiring Directors proposed to be re-elected at the Annual General Meeting and the proposed directors' fees (including fees payable to members of the Audit and Remuneration Committees) for the year ending 31 December 2010 respectively.

Yours faithfully,
On Behalf of the Board of
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

The following is the explanatory statement required to be sent to shareholders under the Listing Rules to enable them to make an informed decision on whether to vote for or against the ordinary resolution in relation to the Share Repurchase Mandate to be proposed at the Annual General Meeting.

1. SHARE REPURCHASE PROPOSAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,887,254,817 fully paid-up Shares. It is proposed that up to a maximum of 10 per cent of the fully paid-up Shares in issue at the date of passing of the Share Resolution to approve the Share Repurchase Mandate may be repurchased by the Directors. Subject to the passing of the Share Resolution, on the basis that no further Shares are issued prior to the Annual General Meeting and ignoring other restrictions, the Company would be allowed under the Share Repurchase Mandate to repurchase up to a maximum of 288,725,481 fully paid-up Shares on the HKSE or on the Recognized Stock Exchange or on the SGX-ST.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from the shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its constitutional documents and the laws of Bermuda.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the annual report of the Company for the year ended 31 December 2009 and taking into account the financial position of the Company as at the Latest Practicable Date, in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. GENERAL

The Directors have undertaken to the HKSE that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Share Repurchase Mandate upon passing of the Share Resolution will be in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have a present intention, in the event that the Share Resolution is adopted by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company of a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved.

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert (depending on the level of increase of shareholders' interests), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, KGL was directly or indirectly interested in 1,444,678,887 Shares[(note)] as recorded in the register required to be kept under Section 336 of the SFO, which constituted approximately 50.04 per cent of the voting rights attaching to the issued share capital of the Company. If the Share Repurchase Mandate were to be exercised in full, KGL would (assuming that there is no change in the relevant facts and circumstances) hold approximately 55.60 per cent of the voting rights attaching to the issued share capital of the Company.

It is considered that such increase may give rise to an obligation to make a mandatory offer as referred to above. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in such takeover obligations. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Share Repurchase Mandate.

Note: Such Shares include deemed interest in Shares held by a subsidiary of Shangri-La Hotel Public Company Limited, a company listed on the Thai-SE.

5. SHARE REPURCHASES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Shares whether on the HKSE or on the Recognized Stock Exchange or on the SGX-ST or by private arrangement.

6. MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the HKSE during each of the previous twelve months preceding the Latest Practicable Date were as follows:

		Shares	
Year	**Month**	**Highest price** *HK$*	**Lowest price** *HK$*
2009	April	11.88	8.73
	May	12.50	10.68
	June	14.52	11.40
	July	12.62	10.90
	August	13.80	11.24
	September	14.98	11.30
	October	16.30	13.86
	November	15.70	13.94
	December	15.44	13.90
2010	January	14.98	13.20
	February	14.00	12.70
	March	15.74	12.92
	April (up to the Latest Practicable Date)	16.24	15.24

In relation to the re-election of retiring Directors as referred to in item 3 of the Notice, Mr KUOK Khoon Ean, Mr Roberto V. ONGPIN and Mr Timothy David DATTELS, shall retire by rotation in accordance with Bye-Law 99 of the Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election at the Annual General Meeting. According to the Bye-Laws, all Directors are subject to retirement by rotation no later than the third annual general meeting after the Directors are so elected under the Bye-Laws and are eligible for re-election after such retirement.

The following are the particulars of the retiring Directors offering themselves for re-election, which are required to be disclosed under Rule 13.51(2) of the Listing Rules:

Mr KUOK Khoon Ean

Mr KUOK, aged 54, has been the chairman and the chief executive officer of the Company since April 2008 and June 2009, respectively. He is also a director of a number of companies within the Shangri-La Asia Group as well as of several listed companies: SCMP Group Limited (listed on the HKSE), The Bank of East Asia, Limited (listed on the HKSE), The Post Publishing Public Company Limited (listed on the Thai-SE), Shangri-La Hotel Public Company Limited (listed on the Thai-SE) and Wilmar International Limited (listed on the SGX-ST). Mr KUOK is also a director of Kerry Group Limited and Kerry Holdings Limited, substantial shareholders of the Company. He holds a Bachelor's degree in Economics from Nottingham University. He is the cousin of Mr KUOK Khoon Loong, Edward, a director of the Company, and Ms TEO Ching Leun, the company secretary of the Company.

As at the Latest Practicable Date, Mr KUOK's interest in the Shares of the Company within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest** *(Note 2)*	**Corporate Interest** *(Note 3)*	**Total**
The Company	Ordinary	438,240	79,693	1,808,240	2,326,173

Notes:

1. These shares were held by Mr KUOK as beneficial owner.

2. These shares were held by the spouse of Mr KUOK.

3. These shares were held through a company which was controlled as to 100% by Mr KUOK and his spouse.

Mr KUOK has a service contract with the Company in respect of his appointment as an executive director of the Company for a term of three years and is renewable every 3 years subject to re-election by shareholders at relevant general meeting of the Company, retirement requirements of the Bye-Laws and terms as may be agreed between Mr KUOK and the Directors. In accordance with the Bye-Laws, Mr KUOK shall retire from office no later than the third annual general meeting after he was re-elected. Pursuant to the service contract, Mr KUOK is entitled to an annual remuneration of HK$5,400,000 and an annual discretionary bonus, all of which shall be determined or reviewed annually by the Remuneration Committee of the Board. He is also entitled to receive an annual director's fee of Baht 180,000 from a subsidiary of the Company. The total amount of directors' emoluments for the year ended 31 December 2009 received by Mr KUOK from the Group are set out in note 28 to the consolidated financial statements on page 127 of the Company's 2009 annual report. The emoluments of the executive directors of the Company are reviewed by the Remuneration Committee of the Board with reference to the scope of responsibility of Mr KUOK, as well as the remuneration benchmark in the industry and the prevailing market conditions.

Save as mentioned above, there are no other matters concerning Mr KUOK that need to be brought to the attention of the shareholders of the Company nor any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr Roberto V. ONGPIN

Mr ONGPIN, aged 73, was appointed as a non-executive director of the Company in August 2003. He is also the deputy chairman of SCMP Group Limited, listed on the HKSE, and the chairman of PhilWeb Corporation, Atok-Big Wedge Co., Inc. and ISM Communications Corporation, director of Petron Corporation, Araneta Properties, Inc. and San Miguel Corporation, all of which are listed on the PSE. He is a director of Forum Energy PLC (listed on the AIM of London Stock Exchange). He is also the chairman of the following companies: Acentic GmbH (Germany), Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation and Developing Countries Investment Corp. He was previously vice chairman and director of Philex Mining Corporation, listed on the PSE, and a director of E-2 Capital (Holdings) Limited (now known as CIAM Group Limited), listed on the HKSE. Prior to 1979, Mr ONGPIN was the chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

Mr ONGPIN does not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company.

As at the Latest Practicable Date, Mr ONGPIN's interest in the underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Underlying Shares – Share options granted by the Company

Date of Grant	Exercise Price per Option Share *HK$*	Number of Option Shares held as at the Latest Practicable Date
28 April 2005	11.60	150,000
16 June 2006	14.60	60,000

The Company has issued a letter of appointment to Mr ONGPIN pursuant to which Mr ONGPIN is appointed as a non-executive director of the Company for a term commencing from 23 May 2007 (the date of his last re-election as Director) and ending at the conclusion of the Annual General Meeting. He is entitled to receive from the Company a director's fee in an amount as approved from time to time by shareholders at the annual general meeting of the Company. Mr ONGPIN received a director's fee of HK$150,000 for the year ended 31 December 2009 from the Company. The director's fee payable for the year ending 31 December 2010 will be approved by the shareholders of the Company at the Annual General Meeting. In accordance with the Bye-Laws, Mr ONGPIN shall retire from office no later than the third annual general meeting after he was re-elected.

Save as mentioned above, there are no other matters concerning Mr ONGPIN that need to be brought to the attention of the shareholders of the Company nor any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr Timothy David DATTELS

Mr DATTELS, aged 52, was appointed as an independent non-executive director of the Company in February 2004. Mr DATTELS is currently a Senior Partner for TPG Capital, L.P., based in San Francisco with a focus on Asian investing. He serves as a director of Sing Tao News Corporation Limited (listed on the HKSE). He was previously a director of Bank of Communications Co., Ltd. (listed on the HKSE) and Parkway Holdings Limited (listed on the SGX-ST). He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.

Mr DATTELS does not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company.

As at the Latest Practicable Date, Mr DATTELS' interest in the underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Underlying Shares – Share options granted by the Company

Date of Grant	Exercise Price per Option Share *HK$*	Number of Option Shares held as at the Latest Practicable Date
28 April 2005	11.60	150,000
16 June 2006	14.60	60,000

The Company has issued a letter of appointment to Mr DATTELS pursuant to which Mr DATTELS is appointed as an independent non-executive director of the Company for a term commencing from 23 May 2007 (the date of his last re-election as Director) and ending at the conclusion of the Annual General Meeting. He is entitled to receive from the Company a director's fee in an amount as approved from time to time by shareholders at the annual general meeting of the Company. Mr DATTELS received a director's fee of HK$150,000 for the year ended 31 December 2009 from the Company. The director's fee payable for the year ending 31 December 2010 will be approved by the shareholders of the Company at the Annual General Meeting. In accordance with the Bye-Laws, Mr DATTELS shall retire from office no later than the third annual general meeting after he was re-elected.

Save as mentioned above, there are no other matters concerning Mr DATTELS that need to be brought to the attention of the shareholders of the Company nor any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

In relation to the fixing of directors' fees (including fees payable to members of the Audit and Remuneration Committees) as referred to in item 4 of the Notice, the Directors recommended that the directors' fees for the financial year ending 31 December 2010 be fixed at HK$200,000 per annum payable to each non-executive director of the Company, subject to such terms (including as to pro-rating for the year ending 31 December 2010) as the Directors (or a duly authorized committee thereof) may in their absolute discretion see fit.

The Directors also propose that fees be payable to members of the Remuneration and Audit Committees (who are non-executive directors of the Company) for their services rendered in 2010. Details are set out below:

(i) a fee of HK$50,000 per annum be payable to each member of the Remuneration Committee who is a non-executive director of the Company for the services rendered in 2010, subject to such terms (including as to pro-rating for the year ending 31 December 2010) as the Directors may in their absolute discretion see fit; and

(ii) a fee of not exceeding HK$100,000 per annum be payable to each member of the Audit Committee who is a non-executive director of the Company for the services rendered in 2010, HK$50,000 of which shall be paid as a retainer and the balance not exceeding HK$50,000 shall be calculated by reference to the actual attendance of such member at the Audit Committee meetings held during the year and subject to such other terms (including as to pro-rating for the year ending 31 December 2010) as the Directors may in their absolute discretion see fit.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 26 May 2010 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2009;

2. To declare a final dividend for the year ended 31 December 2009;

3. To re-elect retiring Directors;

4. To fix directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorize the Directors of the Company to fix their remuneration;

6. To consider as special business, and if thought fit, pass with or without amendments the following resolutions as ordinary resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, and (iv) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT, conditional upon the passing of the above resolution no. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as resolution no. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 19 April 2010

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting (or at any adjournment thereof) convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder appoints two proxies and fails to specify the number of Shares which each proxy represents, then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a clearing house, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting.

5. The registers of members of the Company will be closed from Monday, 24 May 2010 to Wednesday, 26 May 2010, both dates inclusive, during which no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at the above address no later than 4:30 p.m. on Thursday, 20 May 2010.

* *For identification purpose only*

公司股本面值總額之數額，惟該數額不得超過於本決議案通過之日本公司已發行股本面值總額之10%。

承董事會命
香格里拉（亞洲）有限公司
公司秘書
張錦綸

香港，二零一零年四月十九日

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

附註：

1. 凡有權出席本通告所召開之大會（或任何續會）(「大會」)，並於大會上投票之股東，均可委任不超過兩位代表出席及代其投票。倘股東委派兩位代表，則須在代表委任表格上清楚列明各受委代表所代表之本公司股份（「股份」）數目。受委代表毋須為本公司之股東。由一家結算所（或其代理人）(定義見本公司之公司細則）所委任之代表數目則不受上述規限。倘股東委派兩位代表及未有註明每位受委代表屆時可代表之股份數目，則該股東將被視為已委任名列首位之代表出任其有投票權之受委代表，惟大會主席絕對有權酌情另作決定。而該名列首位之受委代表將代表股東所持有之所有股份。

2. 除上述附註1所述有關之結算所外，股東於任何時間僅有一份有效之代表委任表格。倘股東遞交一份以上之代表委任表格，按以下附註4所述方式遞交之最後一份代表委任表格將被視作唯一有效之代表委任表格處理。

3. 如屬任何股份之聯名登記持有人，則任何一位該等人士均可就股份於大會上投票（不論親身或委派代表），猶如彼等為唯一有權投票者。惟倘超過一位有關之聯名持有人親自或委派代表出席大會，則該等出席者中只有在本公司之股東名冊內排名首位者方有權就有關股份投票。排名首位而已身故之股東之個別遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

4. 代表委任表格及經授權人簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件之副本，須於大會指定舉行時間最少四十八小時前送達本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）方為有效。

5. 本公司將由二零一零年五月二十四日（星期一）至二零一零年五月二十六日（星期三）(包括首尾兩天）之期間內暫停辦理股份過戶登記。為符合資格獲得建議派發之末期股息，所有股份過戶文件連同有關股票必須不遲於二零一零年五月二十日（星期四）下午四時半前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司（地址如上）。

* 僅供識別

B. **動議**：

(a) 一般性及無條件批准本公司董事在有關期間（按下文之定義）內，根據所有適用法律及不時修訂之香港聯合交易所有限公司（「香港聯交所」）證券上市規則或任何其他證券交易所之要求（視乎情況而定）行使本公司之全部權力在香港聯交所或本公司股份可能上市且獲香港證券及期貨事務監察委員會與香港聯交所就此認可之任何其他證券交易所或在新加坡證券交易所有限公司購回本身之股份；

(b) 本公司按照上文(a)段之批准可在有關期間購回之本公司股份之面值總額不得超過本公司於本決議案通過之日已發行股本面值總額之10%，而上述(a)段之批准亦以此為限；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

C. **動議**待上文第6B項決議案獲得通過後，擴大本公司董事獲授予並在當時生效之行使本公司配發股份權力之一般授權，即在本公司董事根據該項一般授權而可予配發或同意有條件或無條件配發之股本之面值總額中加入相等於本公司根據第6B項決議案所獲授予之權力而購回之本

(c) 本公司董事根據上文(a)段之批准而配發或同意有條件或無條件配發（不論是否依據購股權或其他原因而配發）之股本面值總額（根據(i)配售新股（按下文之定義），(ii)根據向購股權持有者授予或發行本公司股份之任何購股權計劃或類似安排而行使之任何購股權，(iii)根據本公司之公司細則以股份代替股息計劃之形式或類似安排而配發代替全部或部份股息之股份，及(iv)任何指定之授權而發行者除外）不得超過在本決議案通過之日本公司已發行股本面值總額之20%，而上述之批准亦以此為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

「配售新股」乃指本公司董事在指定之期間內向某一指定記錄日期登記在股東名冊上之股份持有人按其當時之持股比例而提出之股份配售建議（惟本公司董事有權就零碎股權或香港以外任何地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必需之豁免或其他安排）。



SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

網址：www.ir.shangri-la.com

（股份代號：00069）

茲通告香格里拉（亞洲）有限公司（「本公司」）謹訂於二零一零年五月二十六日（星期三）上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會，藉以考慮下列議程：

1. 省覽截至二零零九年十二月三十一日止年度之經審核財務報表及董事會與核數師之報告；

2. 宣派截至二零零九年十二月三十一日止年度之末期股息；

3. 重選退任董事；

4. 釐定董事酬金（包括審核委員會及薪酬委員會成員之酬金）；

5. 重新委任核數師，並授權本公司董事釐定其酬金；

6. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

A. 動議：

(a) 在下文(c)段之規限下，一般性及無條件批准本公司董事在有關期間（按下文之定義）內，行使本公司全部權力，以配發及發行本公司股本中之額外股份，並就此作出或授予將會或可能需行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段之批准並授權本公司董事於有關期間內作出或授予售股建議、協議及購股權，該等權力將會或可能須在有關期間結束後行使；

有關通告第4項所述之釐定董事酬金（包括審核委員會及薪酬委員會成員之酬金），董事建議付給每位本公司非執行董事每年200,000港元作為截至二零一零年十二月三十一日止財政年度之董事酬金。此酬金受限於董事（或已授權之董事會委員會）絕對有權酌情認為合適之條款（包括關於截至二零一零年十二月三十一日止年度內按比例計算）。

對於薪酬委員會及審核委員會內之本公司非執行董事在二零一零年所提供之服務，董事亦建議彼等獲發酬金。詳情如下：

(i) 對於薪酬委員會內之每位本公司非執行董事在二零一零年所提供之服務，建議支付每年50,000港元之酬金，並受限於董事絕對有權酌情認為合適之條款（包括關於截至二零一零年十二月三十一日止年度內按比例計算）；及

(ii) 對於審核委員會內之每位本公司非執行董事在二零一零年所提供之服務，建議支付每年不超過100,000港元之酬金，其中50,000港元是聘請費而另外不超過50,000港元之款項則以該名成員出席年內舉行之審核委員會會議之實際出席率計算，並受限於董事絕對有權酌情認為合適之其他條款（包括關於截至二零一零年十二月三十一日止年度內按比例計算）。

於最後實際可行日期，ONGPIN先生於本公司相關股份之權益（定義見證券條例第XV部）如下：

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價	於最後實際可行日期持有之購股權股份數目
	港元	
二零零五年四月二十八日	11.60	150,000
二零零六年六月十六日	14.60	60,000

本公司已向DATTELS先生發出聘用函，據此，DATTELS先生獲委任為本公司獨立非執行董事，任期由二零零七年五月二十三日（彼最後一次獲重選為董事之日期）起至股東週年大會結束止。彼有權自本公司收取董事袍金，該金額不時由股東於本公司股東週年大會上批准。於截至二零零九年十二月三十一日止年度，DATTELS先生自本公司收取董事袍金150,000港元。截至二零一零年十二月三十一日止年度之應付董事袍金將由本公司股東於股東週年大會上批准。根據公司細則，DATTELS先生須在不遲於獲重選後第三個股東週年大會上告退。

除上述者外，並無任何其他關於DATTELS先生的事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

於最後實際可行日期，ONGPIN先生於本公司相關股份之權益（定義見證券條例第XV部）如下：

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價 港元	於最後實際可行日期持有之購股權股份數目
二零零五年四月二十八日	11.60	150,000
二零零六年六月十六日	14.60	60,000

本公司已向ONGPIN先生發出聘用函，據此，ONGPIN先生獲委任為本公司非執行董事，任期由二零零七年五月二十三日（彼最後一次獲重選為董事之日期）起至股東週年大會結束止。彼有權自本公司收取董事袍金，該金額不時由股東於本公司股東週年大會上批准。於截至二零零九年十二月三十一日止年度，ONGPIN先生自本公司收取董事袍金150,000港元。截至二零一零年十二月三十一日止年度之應付董事袍金將由本公司股東於股東週年大會上批准。根據公司細則，ONGPIN先生須在不遲於獲重選後第三個股東週年大會上告退。

除上述者外，並無任何其他關於ONGPIN先生的事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

Timothy David DATTELS先生

DATTELS先生，現年52歲，於二零零四年二月獲委任為本公司獨立非執行董事。DATTELS先生現為TPG Capital, L.P.之資深合夥人，此公司以三藩市為基地，專注於亞洲投資業務。彼為星島新聞集團有限公司（在香港聯交所上市）之董事。彼先前曾擔任交通銀行股份有限公司（在香港聯交所上市）及Parkway Holdings Limited（在新交所上市）之董事。彼曾出任高盛多個管理職位及於一九九六年獲選為合夥人。彼於一九九六年至二零零零年期間擔任日本以外所有亞洲國家之投資銀行主管，為多家亞洲首屈一指之企業及政府提供投資意見。彼持有西安大略大學之榮譽工商管理學士學位及哈佛商學院工商管理碩士學位。

DATTELS先生並沒有與本公司任何董事、高層管理人員或主要或控股股東（定義見上市規則）有任何關係。

郭先生就其獲委任為本公司執行董事與本公司訂有一項服務合約，任期為三年，可每三年續約一次，惟須經由本公司股東於有關股東週年大會上重選為董事、且受限於公司細則有關退任之要求及郭先生與董事可能釐定之條款。根據公司細則，郭先生須在不遲於獲重選後第三個股東週年大會上告退。根據服務合約，郭先生有權收取年薪5,400,000港元及年度酌情花紅，全部均須由董事會之薪酬委員會每年釐定或審閱。彼亦有權自本公司之附屬公司收取年度董事袍金180,000泰銖。於截至二零零九年十二月三十一日止年度，郭先生自本集團收取之董事酬金總額載列於本公司二零零九年年報第127頁綜合財務報表附註第28項內。董事會之薪酬委員會經參照郭先生之職責範圍、業內之薪酬基準及當時市況，審閱本公司執行董事之酬金。

除上述者外，並無任何其他關於郭先生的事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

Roberto V. ONGPIN先生

ONGPIN先生，現年73歲，於二零零三年八月獲委任為本公司非執行董事。彼為SCMP集團有限公司（在香港聯交所上市）之副主席，亦為PhilWeb Corporation、Atok-Big Wedge Co., Inc. 及ISM Communications Corporation之主席、Petron Corporation、Araneta Properties, Inc.及San Miguel Corporation之董事（該等公司均在菲律賓證交所上市）。彼為Forum Energy PLC（在倫敦證券交易所AIM上市）之董事。彼亦為下列公司之主席：Acentic GmbH (Germany)、Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation及Developing Countries Investment Corp.。彼先前曾擔任Philex Mining Corporation（在菲律賓證交所上市）之副主席兼董事及金匯投資（集團）有限公司（現稱事安集團有限公司）（在香港聯交所上市）之董事。於一九七九年之前，ONGPIN先生為亞洲一家最大之會計及顧問公司SGV集團之主席兼主管合夥人。彼曾於一九七九年至一九八六年期間擔任菲律賓共和國貿易及工業部部長。彼持有哈佛大學工商管理碩士學位，亦是一位菲律賓執業會計師。

ONGPIN先生並沒有與本公司任何董事、高層管理人員或主要或控股股東（定義見上市規則）有任何關係。

有關通告第3項所述之重選退任董事，郭孔演先生、Roberto V. ONGPIN先生及Timothy David DATTELS先生，將根據公司細則第99條輪值告退。所有退任董事均合資格並願意於股東週年大會上膺選連任。根據公司細則，所有董事須在不遲於其按公司細則獲重選後第三個股東週年大會上輪值告退，惟符合資格於告退後膺選連任。

以下為根據上市規則第13.51(2)條之規定所需披露膺選連任之退任董事之資料：

郭孔演先生

郭先生，現年54歲，自二零零八年四月起獲委任為本公司主席，並於二零零九年六月獲委任為本公司首席執行官。彼亦為香格里拉亞洲集團內多家公司以及若干上市公司之董事，包括SCMP集團有限公司（在香港聯交所上市）、東亞銀行有限公司（在香港聯交所上市）、The Post Publishing Public Company Limited（在泰國證交所上市）、Shangri-La Hotel Public Company Limited（在泰國證交所上市）及Wilmar International Limited（在新交所上市）。郭先生亦為本公司主要股東Kerry Group Limited及嘉里控股有限公司之董事。彼持有Nottingham University的經濟學學士學位。彼為本公司董事郭孔錀先生之堂弟及本公司公司秘書張錦綸女士之表兄。

於最後實際可行日期，郭先生於本公司股份之權益（定義見證券條例第XV部）如下：

股份

		所持股份數目			
公司名稱	**股份類別**	**個人權益** （附註1）	**家屬權益** （附註2）	**公司權益** （附註3）	**總計**
本公司	普通股	438,240	79,693	1,808,240	2,326,173

附註：

1. 此等股份由郭先生以實益擁有人身份持有。

2. 此等股份由郭先生之配偶持有。

3. 此等股份透過一家由郭先生及其配偶控制100%權益之公司持有。

5. 本公司作出之股份購回

本公司並無於最後實際可行日期前六個月內在香港聯交所或認可證券交易所或新交所或以私人協議方式購回任何股份。

6. 市價

股份於最後實際可行日期前之十二個月期間，每個月在香港聯交所買賣之最高價及最低價如下：

年份	月份	股份 最高價 港元	 最低價 港元
二零零九年	四月	11.88	8.73
	五月	12.50	10.68
	六月	14.52	11.40
	七月	12.62	10.90
	八月	13.80	11.24
	九月	14.98	11.30
	十月	16.30	13.86
	十一月	15.70	13.94
	十二月	15.44	13.90
二零一零年	一月	14.98	13.20
	二月	14.00	12.70
	三月	15.74	12.92
	四月（截至最後實際可行日期）	16.24	15.24

4. 一般事項

董事已向香港聯交所承諾，在適當之情況下，本公司於股份決議案獲得通過後根據股份購回授權行使權力購回股份時將會遵照上市規則及百慕達適用法例之規定。

各董事（於作出一切合理查詢後，就彼等所知）或彼等之任何聯繫人（定義見上市規則）現時概無意在股份決議案獲得本公司股東採納之情況下，向本公司出售股份。

本公司之關連人士（定義見上市規則）概無知會本公司，表示現時有意在股份購回授權獲批准之情況下向本公司出售股份，而彼等亦無承諾不會在股份購回授權獲批准之情況下向本公司出售股份。

倘股份購回導致股東於本公司之投票權之權益比例增加，此增加將就收購守則而言被視作取得投票權。故此，一名股東或一組一致行動之股東（視乎股東權益增加之水平）可取得或鞏固對本公司之控制權，而須根據收購守則第26條作出強制要約。

於最後實際可行日期，根據證券條例第336條規定所須存置之登記名冊內所載，KGL直接或間接擁有1,444,678,887股股份（附註）之權益，佔本公司已發行股本所附之投票權約50.04%。倘股份購回授權獲全面行使（假設有關之事實及情況不變），則KGL將持有本公司已發行股本所附之投票權約55.60%。

此增加可能導致出現須根據上文所述而作出強制要約之責任。董事目前無意行使股份購回授權至某一程度，以致產生該收購之責任。除上文所述者外，董事並無覺察到任何根據股份購回授權所作出之任何購回可能產生須遵照收購守則而需承擔之後果。

附註：該等股份包括於泰國證交所上市之Shangri-La Hotel Public Company Limited之一家附屬公司所被視為持有之股份。

以下為上市規則規定須送呈股東之說明函件，使各股東可在獲得充足資料之情況下，決定投票贊成或反對將於股東週年大會上提呈有關股份購回授權之普通決議案。

1. 股份購回建議

於最後實際可行日期，本公司之已發行股本為2,887,254,817股已繳足股份。建議董事可購回之股份不得超過於股份決議案批准股份購回授權當日之已繳足股本之已發行股份10%。待股份決議案獲得通過後，假設於股東週年大會舉行前不再發行額外股份以及在不計入其他限制之情況下，本公司應可按股份購回授權在香港聯交所或認可證券交易所或新交所最多購回288,725,481股已繳足股份。

2. 購回之理由

董事認為，獲股東授予一般授權以讓本公司在市場購回股份，乃符合本公司及其股東之最佳利益。該等購回可使本公司資產淨值及／或本公司之每股盈利增加（須視乎當時市況及資金安排而定），而且只有在董事相信該購回將為本公司及其股東帶來利益之情況下方會作出。

3. 購回之資金來源

在購回股份時，本公司只可運用其公司規章文件及百慕達法例規定可合法作此用途之資金。

倘於建議購回時期之任何時間內全面進行建議之股份購回，或會對本公司之營運資金或資產負債比率（與本公司截至二零零九年十二月三十一日止年度之年報所載經審核綜合財務報表所披露之狀況比較及考慮到本公司於最後實際可行日期之日之財務狀況）有重大之不利影響。

然而，董事不擬建議行使股份購回授權至某一程度，以致在該情況下董事認為會對本公司不時所需之營運資金或資產負債比率有重大之不利影響。

2. 股份購回一般授權

最近期授予之股份購回一般授權乃在二零零九年股東週年大會上，向董事授予可購回最多不超過10%之已發行及繳足股份之一般授權。

股份決議案將於股東週年大會上提呈，以批准向董事授予股份購回授權。股份購回授權將一直生效，直至本公司下屆股東週年大會結束時或通告所載第6B項決議案所述之任何較早日期為止。

謹請股東參閱本通函附錄I所載有關股份購回授權其他資料之說明函件。

3. 股東週年大會

股東週年大會通告載於本通函第13頁至第16頁。多個普通決議案（其中包括批准股份購回授權）將於股東週年大會上提呈表決。

股東週年大會代表委任表格隨本通函附上。無論　閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。在填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會並於會上投票。

根據上市規則，股東於股東大會上所作的任何表決必須以投票方式進行。股東週年大會主席將根據公司細則第70條就股東週年大會的每一項決議案要求以投票方式表決。

4. 推薦建議

董事認為，授予股份購回授權符合本公司及其股東之最佳利益。因此，董事建議各股東投票贊成將於股東週年大會上提呈之股份決議案。

5. 一般資料

謹請　閣下注意本通函附錄II及附錄III分別載有關於建議在股東週年大會上重選之退任董事之詳情及截至二零一零年十二月三十一日止年度之建議董事酬金（包括審核委員會及薪酬委員會成員之酬金）。

此致

列位股東　台照

代表董事會
香格里拉（亞洲）有限公司
主席
郭孔演
謹啟

二零一零年四月十九日



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
網址:www.ir.shangri-la.com
(股份代號:00069)

執行董事:
郭孔演先生(主席兼首席執行官)
雷孟成先生(副主席)
Madhu Rama Chandra RAO先生

非執行董事:
何建源先生
郭孔錀先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生†
Timothy David DATTELS先生†
黃啟民先生,銅紫荊星章、太平紳士†
趙永年先生†
何建福先生
(何建源先生之替任董事)

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點:
香港
中區
添美道一號
中信大廈二十一樓

† 獨立非執行董事
* 僅供識別

敬啟者:

建議授予股份購回一般授權、重選退任董事及股東週年大會通告

1. 緒言

本通函旨在向各股東提供有關包括股份購回授權之詳情,而使各股東在獲得充足資料之情況下,決定投票贊成或反對於股東週年大會上提呈之股份決議案。

「通告」	於二零一零年四月十九日所發出召開股東週年大會之通告，該通告已載於本通函第13頁至第16頁
「菲律賓證交所」	菲律賓證券交易所
「認可證券交易所」	任何獲香港證券及期貨事務監察委員會與香港聯交所認可作購回證券用途之證券交易所
「證券條例」	香港法例第571章證券及期貨條例
「新交所」	新加坡證券交易所有限公司
「股份」	本公司股本中每股面值1.00港元之普通股股份
「股份購回授權」	一般性及無條件授權董事，在任何期間直至本公司下屆股東週年大會或在股份決議案內所訂較早之日，行使權力購回本公司股份，惟最多可購回本公司於股份決議案通過之日已發行股本10%之已繳足股份
「股份決議案」	通告中第6B項之普通決議案
「收購守則」	香港公司收購及合併守則
「泰國證交所」	泰國證券交易所

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零九年股東週年大會」	本公司於二零零九年五月二十七日（星期三）上午十時舉行之股東週年大會
「股東週年大會」	本公司將於二零一零年五月二十六日（星期三）上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「泰銖」	泰國法定貨幣泰銖
「董事會」	董事會
「公司細則」	不時修訂之本公司細則
「本公司」	Shangri-La Asia Limited香格里拉（亞洲）有限公司*，一家於百慕達註冊成立之獲豁免有限公司，其股份於香港聯交所主板作第一上市及於新交所作第二上市
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元
「香港聯交所」	香港聯合交易所有限公司
「香港」	中華人民共和國香港特別行政區
「KGL」	Kerry Group Limited
「最後實際可行日期」	二零一零年四月七日，即本通函付印前確認所載若干資料之最後實際可行日期
「上市規則」	香港聯交所證券上市規則

* 僅供識別

目　錄

頁次

釋義 1

董事會函件

1. 緒言 3
2. 股份購回一般授權 4
3. 股東週年大會 4
4. 推薦建議 4
5. 一般資料 4

附錄I　－　股份購回一般授權之說明函件 5

附錄II　－　建議於股東週年大會上重選之退任董事之詳情 8

附錄III　－　截至二零一零年十二月三十一日止年度之建議董事酬金（包括審核委員會及薪酬委員會成員之酬金） 12

股東週年大會通告 13

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部之香格里拉（亞洲）有限公司股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

網址：www.ir.shangri-la.com

（股份代號：00069）

建議授予股份購回一般授權、重選退任董事及股東週年大會通告

香格里拉（亞洲）有限公司將於二零一零年五月二十六日（星期三）上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會上提呈決議案，以批准包括本通函所載之事項。

股東週年大會通告載於本通函內，而股東週年大會代表委任表格則隨本通函附上。無論　閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

* 僅供識別

二零一零年四月十九日



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 26 May 2010 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2009;

2. To declare a final dividend for the year ended 31 December 2009;

3. To re-elect retiring Directors;

4. To fix directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorize the Directors of the Company to fix their remuneration;

6. To consider as special business, and if thought fit, pass with or without amendments the following resolutions as ordinary resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, and (iv) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).

B. **THAT:**

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. **THAT**, conditional upon the passing of the above resolution no. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as resolution no. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 19 April 2010

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting (or at any adjournment thereof) convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder appoints two proxies and fails to specify the number of Shares which each proxy represents, then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a clearing house, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting.

5. The registers of members of the Company will be closed from Monday, 24 May 2010 to Wednesday, 26 May 2010, both dates inclusive, during which no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at the above address no later than 4:30 p.m. on Thursday, 20 May 2010.

As at the date of this notice, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*